FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  April 2006

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

Annual Information Form

A copy of the Registrant's Annual Information Form dated March 30, 2006

2.

Exhibits

2.1

Annual Information Form dated March 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

(Registrant)

/s/Ken Z. Cai

Date:    April 5, 2006

Ken Z. Cai

President & CEO

Exhibit 2.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2005

DATED AS OF MARCH 30, 2006

Minco Mining & Metals Corporation

Suite 1980, 1055 West Hastings Street

Vancouver, British Columbia

Canada  V6E 2E9

The statements made in this Annual Information Form that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the objectives and results described herein.  All references to dollars in this Annual Information Form are expressed in Canadian dollars, unless otherwise stated.

TABLE OF CONTENTS

PAGE

ITEM 1.

COVER PAGE

ITEM 2.

TABLE OF CONTENTS

2

Forward-Looking Statements

4

Glossary of Mining Terms

4

ITEM 3.

CORPORATE STRUCTURE

7

Name, Address and Incorporation

7

Intercorporate Relationships

7

Organizational Chart

8

ITEM 4.

GENERAL DEVELOPMENT OF THE BUSINESS

9

Three Year History

9

Significant Acquisitions and Significant Dispositions

20

Property Acquisitions in 2004 and 2005

20

Property Dispositions

20

General Description of Business and Operations

20

The Pacific Resources Inc. Agreement

21

The Teck Cominco Agreements

21

The White Silver Mountain Agreement

22

The Fuwan Joint Venture Agreement

22

The Changkeng Joint Venture Agreement

23

The Silver Standard Agreement

24

The 757 Team Agreement

24

Marketing Plan and Strategies

25

Employees and Premises

25

Risk Factors

26

ITEM 5.

DESCRIPTION OF MINERAL PROPERTIES

28

Changkeng Gold Deposit

28

Longnan Properties (Yangshan and Xicheng East Projects)

30

Yangshan Gold Belt - West Extension Properties

31

Anba Property

36

BYC Gold Project

43

Gobi Gold Project

45

Fuwan Silver Property

47

White Silver Mountain

64

ITEM 6.

DIVIDENDS

66

ITEM 7.

DESCRIPTION OF CAPITAL STRUCTURE

66

Share Capital

66

Description of Share Capital

66

Description of Securities Other than Equity Securities

66

ITEM 8.

MARKET FOR SECURITIES

67

ITEM 9.

ESCROWED SECURITIES

67

ITEM 10.

DIRECTORS AND OFFICERS

68

Name, Address, Occupation and Security Holding

68

Corporate Cease Trade Orders or Bankruptcies, Penalties, Sanctions or Control

71

Conflicts of Interest

72

ITEM 11.

PROMOTERS

72

ITEM 12.

LEGAL PROCEEDINGS

72

ITEM 13. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

72

Majority Shareholders

72

Related Parted Transactions

73

ITEM 14.

TRANSFER AGENTS AND REGISTRARS

74

ITEM 15.

MATERIAL CONTRACTS

74

ITEM 16.

INTEREST OF EXPERTS

74

ITEM 17.

ADDITIONAL INFORMATION

75

General

75

SCHEDULE "A" - CORPORATE GOVERNANCE PRACTICES

77

SCHEDULE "B" - Board of Directors - Code of Ethics

80

SCHEDULE "C" - Nominations Committee Charter

82

SCHEDULE "D" - Compensation Committee Charter

84

SCHEDULE "E" - Communications Policy

86

FORWARD-LOOKING STATEMENTS

Certain items in this report contain forward-looking statements regarding events, financial matters or trends that may affect the Company's future operating results and financial position.  Such statements are subject to risk and uncertainties that could cause the Company's actual results and financial position to differ materially from those anticipated in forward-looking statements.  These risk factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospectus are located in China.  These risk factors are set forth in more detail in Item 5 – “Description of Business” under “Risk Factors.”

GLOSSARY OF MINING TERMS

“alteration”	chemical and mineralogical changes in a rock mass resulting from reaction with hydrothermal fluids or changes in pressure and temperature;
“anomalous”

adjective describing a sample, location or area at which either (i) the concentration of an element(s) or (ii) a geophysical measurement is significantly different from (generally higher than) the average background concentrations in an area.  Though it may not constitute mineralization, an anomalous sample or area may be used as a guide to the possible location of mineralization;

“anomaly”	an area defined by one or more anomalous points;
“antimony”	A trivalent and pentavalent metalloid element that is commonly metallic silvery white, crystalline, and brittle yet rather soft;
“assay”	an analysis of the contents of metals in mineralized rocks;
“Au”	Gold;
“breccia”	a coarse grained rock composed of large, >2mm angular rock fragments that have been cemented together in a fine grained matrix;
“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum;
“concentrates”	to separate ore or metal from its containing rock or earth;
“deposit”

a mineralized body which has been physically delineated by drilling, trenching and/or underground work and may contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable orebody until final technical, legal and economic factors have been resolved;

“diamond drill holes”

a drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core;

“fault” or “block fault”

a fracture in a rock across which there has been displacement.  Block faults are usually steep, and break the earth’s crust into “blocks” that are displaced vertically and/or laterally relative to each other;

“g/t”	unit of grade expressed in grams/tonne;
“gangue”	the non economic portion of ore;
“geophysical”	the use of geophysical instruments and methods to determine subsurface conditions by analysis of such properties as specific gravity, electrical conductivity, and magnetic susceptibility;
“gouge”	a thin layer of soft earthy putty-like rock material along the containing wall of a mineral vein;
“grade”	the amount of valuable mineral in each tone of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals;
“hydrothermal”	of or pertaining to heated water, to the action of heated water, or to the products of the action of heated water;
“limestone”	A sedimentary rock consisting of chiefly >50% calcium carbonate;
“mineralization”	the process or processes by which a mineral or minerals are introduced into a rock, resulting in an economically valuable or potentially valuable deposit;
“mineral reserve”

the economically mineable part of a measured mineral resource or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting minerals and allowances for losses that may occur when the material is mined;

“mineral resource”

a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge;

“outcrop”	an exposure on the surface of the underlying rock;
“oz”	Troy ounce consisting of 31.1035 grams;
“Pb”	Lead;

“pyrite”	A sulphide mineral of iron and sulphur;
“Pyroclastic”	refers to a sedimentary rock composed or airborne volcanic material from a volcanic eruption;
“Qualified Person”

an individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of an approved self-regulating organization;

“quartz”	A common rock-forming mineral comprised of silicon and oxygen (SiO2);
“sample”	a sample of selected rock chips from within an area of interest;
“sandstone”	A medium grained clastic sedimentary rock;
“Sb”	Antimony;
“sedimentary”	formed by the deposition of solid fragmented material that originates from weathering of rocks and is transported from a source to a site of disposition;
“sedimentary rock”	A rock that has been formed by the consolidation of loose sediment that has accumulated in layers;
“strike”	the direction or trend that a structural surface takes as it intersects the horizontal;
“sulphide”	a class of minerals commonly combining various elements in varying ratios with a sulphur;
“tonne”	metric unit of weight consisting of 1000 kilograms;
“Triassic”	the period of geological time from 225 to 195 million years before present;
“vein”	A tabular mineral deposit formed in or adjacent to faults or fractures by the deposition of minerals from hydrothermal fluids;
“veinlet”	A small vein; the distinction between vein and veinlet tends to be subjective; and
“volcanic”	pertaining to the activity, structures or rock types of a volcano.

ITEM 3.

CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

Minco Mining & Metals Corporation (the "Company” or “Minco") was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name “Caprock Energy Ltd.”  On February 19, 1996, current management acquired its interests in Minco pursuant to the “PCR Agreement,” and the “Teck-Cominco Agreements,” described in Item 5 – “General Description of Business and Operations.”  The Company has subsidiaries which are also engaged in the acquisition and exploration of mineral projects in China. See Item 4, C - "Organizational Structure."

The principal executive office and registered office of the Company is located at Suite 1980, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9, telephone number 604-688-8002, fax number 604-688-8030 and email address info@mincomining.ca.

The Company's shares trade on the Toronto Stock Exchange (“TSX”) under the trading symbol MMM and are listed in the United States on the Over the Counter market (“OTC”) under the symbol MMAXF.  On November 11, 2005 the Company received listing approval on The American Stock Exchange (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  The Company has no affiliation with 3M Corporation, which company's trading symbol in the United States is MMM.

INTERCORPORATE RELATIONSHIPS

The Company has three subsidiaries with current or planned business operations, which are all created for the exploration and acquisition of mineral projects in China as described below. With the exception of Minco Silver, these subsidiaries are wholly-owned.

•

Minco Silver Corporation (“Minco Silver”), incorporated on August 20, 2004, under the laws of British Columbia.  This company was incorporated to acquire and develop silver projects in China and is currently involved with the development of the Fuwan Silver Property, Guangdong Province, China, described under Item 5 – “Description of Mineral Properties.” The Company owns a 70% interest in Minco Silver.

•

Minco Base Metals Corporation, incorporated on August 20, 2004, under the laws of British Columbia.  This company was formed to segregate its base metal projects as part of a long term plan to build the Company’s base metals assets in China.  The White Silver Mountain project will form the asset base of this company.  This company is currently searching for other projects to acquire and develop in China.

•

Minco Mining (China) Corporation, incorporated in China on May 12, 2004, for the purposes of:   managing the Company’s projects in China, enhancing the Company’s management team in China, and to expand upon certain mining activities (such as staking) in China.  This company currently has eight full time and part time employees.

Organizational Chart

The following chart sets forth the Company's corporate structure, including its significant subsidiaries, related parties and their jurisdictions of incorporation along with the various mineral properties held by each of them, as at the date of this Annual Report:

Notes to Intercorporate Relationships:

(1)

Registered in the name of Minco China and held in trust for the Company.

(2)

Minco Silver’s 51% interest in the Changkeng Silver Interest which represents the assignment by the Company of its 51% interest therein is dependent upon the Company maintaining its interests in the Changkeng Property in accordance with the terms of the Changkeng Joint Venture Agreement.

Minco Mining has two subsidiaries with current or planned business operations, which are all created for the exploration and acquisition of mineral projects in China as described below. With the exception of Minco Silver, these subsidiaries are wholly-owned.

•

Minco Silver Corporation, incorporated on August 20, 2004, under the laws of British Columbia.  This company was incorporated to acquire and develop silver projects in China and is currently involved with the development of the Fuwan silver property in Guangdong Province, China.  At December 31, 2004, the Company owned a 70% interest in Minco Silver but following a subsequent financing by Minco Silver, Minco Mining’s interest decreased to 55.56%.  As at December 2, 2005 Minco Silver became an issuer on the Toronto Stock Exchange under the symbol “MSV”.  As of the date of this Registration Statement Minco Silver owns 100% of the Fuwan silver project.

•

Minco Base Metals Corporation, incorporated on August 20, 2004, under the laws of British Columbia.  This company was formed to segregate its base metal projects as part of a long term plan to build the Company’s base metals assets in China.  The White Silver Mountain project will form the asset base of this company.  This company is currently searching for other projects to acquire and develop in China.

•

Minco Mining (China) Corporation, incorporated in China on May 12, 2004, for the purposes of  managing Minco Mining’s projects in China, enhancing the Company’s management team in China, and expanding upon certain mining activities (such as staking) in China.  This company currently has eight full time and part time employees.

ITEM 4. GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY

Through joint ventures with Chinese governmental entities, alliances with Teck Cominco Limited and currently Silver Standard Resources Inc., and other mining companies, the Company has been engaged in the exploration and acquisition of precious metal and base metal projects in the People’s Republic of China since 1996.  The Company plans to develop its base metal projects (currently White Silver Mountain) in Minco Base Metals while retaining its gold projects (Changkeng, BYC, Gobi, Yangshan, Anba, Western Extension of Yangshan) in Minco China under the main umbrella company, Minco Mining. The following is a discussion of the properties that Minco Mining holds directly and through its subsidiaries.  As outlined in greater detail below, the focus of the Company's activities over the past three years has been the exploration of its BYC, Gobi Gold, White Silver Mountain and the Fuwan Silver projects in China.  Item 5 – “Description of Mineral Properties” for more detailed descriptions of these properties.

MINING IN CHINA

General Background

China is the world’s fourth-largest country, after Russia, Canada and the United States, with an area of over 9,596,960 square kilometres.  The population of China is estimated at approximately 1.3 billion people.

Industry is the most important sector of the economy of the China, accounting for 52.9 percent of its gross domestic product (“GDP”) in 2004. The mining industry accounted for an estimated 6 percent of the national industrial output in 2004.  Services accounted of 33.3 percent and agriculture accounted for the remaining 13.8 percent of GDP in 2004.  In 2003, agriculture accounted for 49 percent of employment, while industry employed 22 percent and services 29 percent, with the mining industry employing more than 20 million people.

Since 1978, China has been moving from a planned economy to a more open, market-oriented system, with the result that the economic influence of privately owned enterprises and foreign investors has been steadily increasing.  The result of this economic development has been the quadrupling of GDP since 1978.

Agricultural output doubled in the 1980s, and industry has posted major gains, especially in coastal provinces, where foreign investment has helped spur output of both domestic and export goods.  Growth has not been without setbacks, as issues such as inflation, excessive capital investment, inefficient state owned enterprises and banks, and deterioration in the environment have periodically caused the State to backtrack, re-tightening central controls from time to time.  The Chinese legal system is comprised of written statutes and the interpretation of these statutes by the People’s Supreme Court.  The General Principles of the Civil Law of the PRC has been in effect since January 1, 1987.  Continuing efforts are being made to improve civil, administrative, criminal and commercial law especially since China’s accession into the WTO.  This includes the development of laws governing foreign investment in China, including a regime for Sino-foreign cooperative joint ventures and increased foreign participation in mineral resource exploration and mining.

Co-operative Joint Ventures

Cooperative joint ventures (“CJVs”) are a form of foreign direct investment in China and are governed by the Law of the PRC on Sino-foreign Cooperative Joint Ventures (implemented in 1988 and revised in 2000) and the PRC Sino-foreign Cooperative Joint Venture Law Implementing Rules (implemented in 1995) (collectively the “CJV Law”).  Foreign investment in mining in China may also take the form of Sino-foreign equity joint ventures or wholly foreign owned enterprises.  The CJV Law permits a CJV to choose to operate as a “legal person” by forming a limited liability company, subject to approval by relevant governmental authorities.

In that case, the limited liability company owns all of the CJV’s assets, and the liabilities of the investor are limited as provided in the cooperative joint venture contract entered into between them.  The CJV Law requires investors in a CJV to make an investment or other contribution, which may take the form of cash, material, technology, land use rights, or other property rights.  Investors must satisfy their contribution obligations within the timeframe prescribed by their joint entire contract subject to applicable PRC regulations.  Failure to satisfy contribution obligations by investors may lead to penalty and even to the business license being revoked by the governmental authorities.  Profits of a CJV are distributed as agreed by investors in the CJV contract and distributions need not be proportionate to each investor’s contributions. The CJV contract also determines how liquidation proceeds are to be distributed when the CJV contract is terminated.

Ownership and Regulation of Mineral Resources

Exploration for and exploitation of mineral resources in China is governed by the Mineral Resources Law of the PRC of 1986, amended effective January 1, 1997, and the Implementation Rules for the Mineral Resources Law of the PRC, effective March 26, 1994.

In order to further implement these laws, on February 12, 1998, the State Council issued three sets of regulations: (i) Regulation for Registering to Explore Mineral Resources Using the Block System, (ii) Regulation for Registering to Mine Mineral Resources, and (iii) Regulation for Transferring Exploration and Mining Rights (together with the mineral resources law and implementation rules being referred to herein as the “Mineral Resources Law”).  Under the Mineral Resources Law, the Ministry of Land and Resources (“MOLAR”) is charged with supervision nationwide of mineral resources prospecting and development.

The mineral resources administration authorities of provinces, autonomous regions and municipalities, under the jurisdiction of the State, are charged with supervision of mineral resources prospecting and development in their respective administration areas.  The people’s governments of provinces, autonomous regions and municipalities, under the jurisdiction of the State, are charged with coordinating the supervision by the mineral resources administration authorities on the same level.

The Mineral Resources Law, together with the Constitution of the PRC, provides that mineral resources are owned by the State, and the State Council, the highest executive body of the State, regulates mineral resources on behalf of the State.  The ownership of the State includes the rights to: (i) occupy, (ii) use, (iii) earn, and (iv) dispose of, mineral resources, regardless of the rights of owners or users of the land under which the mineral resources are located.

Therefore, the State is free to authorize third parties to enjoy its rights to legally occupy and use mineral resources and may collect resource taxes and royalties pursuant to its right to earn.  In this way, the State can direct and regulate the development and use of the mineral resources of China.

Mineral Resources Permits

The Provisions in Guiding Foreign Investment and the Industrial Catalogue in Guiding Foreign Investment, which were updated on April 1, 2002 and January 1, 2005 (collectively the “Investment Guiding Regulations”) govern foreign investment in China and categorize industries into four types where foreign investment is: (i) encouraged, (ii) permitted, (iii) restricted, or (iv) prohibited.  In mining industries, “encouraged” projects include the exploration and mining of coal (and its derived resources), iron, manganese, copper and zinc minerals, etc.  “Restricted” projects include the exploration and mining of the minerals of tin, antimony and other noble metals including gold and silver, etc.   “Prohibited” projects include the exploration and mining of radioactive minerals, and rare earth.  Foreign investment is “permitted” if the exploration and mining of the minerals is not included in the other three categories.  Subject to the Investment Guiding Regulations, foreign investment in the exploration and mining of minerals is generally encouraged, in particular in relation to minerals listed by MOLAR in its regulations, and in the western region of China.

Until January, 2000, the production, purchasing, distributing, manufacturing, using, recycling, import and export of silver was strictly regulated by the Regulations of the People’s Republic of China on the Control of Gold and Silver.  Since then however, China’s silver market has been fully opened and silver is now treated as a community not subject to any special control or restrictive regulation by the State.  However, foreign investment in the exploration and mining of silver remains restricted.  China has adopted, under the Mineral Resources Law, a licensing system for the exploration and exploitation of mineral resources.  MOLAR and its authorized provincial or local departments are responsible for approving applications for exploration permits and mining permits.  The approval of MOLAR is also required to transfer those rights.

Applicants must meet certain conditions for qualification set by the State.  Pursuant to the Mineral Resources Law, the applicant for a mining right must present stated documents, including a plan for development and use of the mineral resources and an evaluation report of the environmental impact thereof.

The Mineral Resources Law allows individuals to excavate sporadic resources, sand, rocks and clay for use as materials for construction and a small quantity of mineral resources for sustenance.  However individuals are prohibited from mining mineral resources that are more appropriate to be mined in scale by an enterprise, the specified minerals that are subject to protective mining by the State and certain other designated mineral resources, as may be determined by MOLAR.  Once granted, all exploration and mining rights are protected by the State from encroachment or disruption under the Mineral Resources Law.  It is a criminal offence to steal, seize or damage exploration facilities, or disrupt the working order of exploration areas.

Exploration Rights

Exploration permits are registered and issued to “licensees”.  The period of validity of an “Exploration Permit” can be no more than three years.  The Exploration Permit area is described by a “basic block”.  A Exploration Permit for metallic and non-metallic minerals has a maximum of 40 basic blocks.

When a mineral that is capable of economic development is discovered the licensee may apply for the right to develop such mineral.  The period of validity of a “Exploration Permit” can be extended by application and each extension can be no more than two years in duration.  During the term of the Exploration Permit, the licensee has the privileged priority to obtain the mining right to the mineral resources in the exploration area covered by the Exploration Permit, provided the licensee meets the conditions of qualification for mining rights holders.  Further, the licensee has the rights, among others, to: (i) explore without interference within the area under permit during the permit term, (ii) construct exploration facilities, and (iii) pass through other exploration areas and adjacent ground to access the permitted area.  After the licensee acquires the Exploration Permit, the licensee is obliged to, among other things: (i) start exploration within the prescribed term, (ii) explore according to a prescribed exploration work scheme, (iii) comply with State laws and regulations regarding labour safety, water and soil conservation, land reclamation and environmental protection, (iv) make detailed reports to local and other licensing authorities, (v) close and occlude the wells arising from prospect work, (vi) take other measures to protect against safety concerns after the prospect work is completed, and (vii) complete minimum exploration expenditures as required by the Regulations for Registering to Explore Resources Using the Block.

Mining Rights

Holders of mining rights, or “concessionaires”, are granted licenses to mine for terms of 10 to 30 years, based on magnitude of the mining project.  The concessionaires may extend the term of a mining license with an application at least 30 days prior to expiration of the term.  The user fee for the mining right is equal to RMB 1,000 per square kilometre per year.  Where there is any prior State investment in or State sponsored geological work conducted on a mineral property, the State must be compensated based on the assessed value of the State input before mining rights can be granted.  Concessionaires enjoy the rights, among others, to: (i) conduct mining activities during the term and within the mining area prescribed by the mining license, (ii) sell mineral products (except for mineral products that the State Council has identified for unified purchase by designated units), (iii) construct production and living facilities within the mine area, and (iv) use the land necessary for production and construction, in accordance with applicable law.  Concessionaires enjoy the rights, among others, to: (i) conduct mining activities during the term and within the mining area prescribed by the mining license, (ii) sell mineral products (except for mineral products that the State Council has identified for unified purchase by designated units), (iii) construct production and living facilities within the mine area, and (iv) use the land necessary for production and construction, in accordance with applicable law.  Concessionaires are obliged to, among other things: (i) conduct mine construction or mining activities within a defined time period, (ii) conduct efficiently production, rational mining and comprehensive use of the mineral resources, (iii) pay resources tax and mineral resources compensation (royalties) pursuant to law, (iv) comply with State laws and regulations regarding labour safety, water and soil conservation, land reclamation and environmental protection, (v) be subject to the supervision and management from both the departments in charge of geology and mineral resources, and (vi) complete and present mineral reserves forms and mineral resources development and use statistics reports, according to applicable law.

Transferring Exploration and Mining Rights

A mining enterprise may transfer its exploration or mining rights to others, subject to the approval of MOLAR or its authorized departments at provincial or local level, as the case may be.  An Exploration Permit may only be transferred if the transferor has: (i) held the Exploration Permit for two years as of the issue date, or discovered minerals in the exploration block, which are able to be explored or mined further, (ii) a valid and subsisting Exploration Permit, (iii) completed the stipulated minimum exploration expenditure, (iv) paid the user fees and the price for prospect rights pursuant to the relevant regulations, and (v) obtained the necessary approval from the authorized department in charge of the minerals.  Mining rights may only be transferred if the transferor needs to change the ownership of such mining rights because it is: (i) engaging in a merger or split, (ii) entering into equity or cooperative joint ventures with others, (iii) selling its enterprise assets, or (iv) engaging in a similar transaction that will lead to the alteration of the property ownership of the enterprise.

Environmental Laws

In the past ten years, laws and policies for environmental protection in China have moved towards stricter compliance and stronger enforcement. The basic laws in China governing environmental protection in the mineral industry sector of the economy are the Environmental Protection Law, the Environment Impact Assessment Law and the Mineral Resources Law.  The State Administration of Environmental Protection and its provincial counterparts are responsible for the supervision of implementation and enforcement of environment protection laws and regulations.  Provincial governments also have the power to issue implementing rules and policies in relation to environmental protection in their respective jurisdictions.  Applicants for mining rights must submit environmental impact “assessments” and those projects that fail to meet environmental protection standards will not be granted licenses.

In addition, after exploration, the licensee must perform water and soil maintenance and take steps towards environmental protection.  After the mining rights have expired or the concessionaire stops mining during the permit period and the mineral resources have not been fully developed, the concessionaire shall perform water and soil maintenance, land recovery and environmental protection in compliance with original development scheme, or must pay the costs of land recovery and environmental protection.  After closing, the mining enterprises shall perform water and soil maintenance, land recovery and environmental protection in compliance with mine closure approval reports, or must pay the costs of land recovery and environmental protection.

Foreign Investment

Direct foreign investment in China usually takes the form of equity joint ventures (“EJVs”), co-operative joint ventures (“CJVs”) and wholly foreign-owned enterprises.  These investment vehicles are collectively referred to as foreign investment enterprises (“FIEs”).

An EJV is a Chinese legal person and consists of at least one foreign party and at least one Chinese party.  The EJV generally takes the form of a limited liability company.  It is required to have a registered capital to which each party to the EJV subscribes.  Each party to the EJV is liable to the EJV up to the amount of the registered capital subscribed by it.  The profits, losses and risks of the EJV are shared by the parties in proportion to their respective contributions to the registered capital.  There are also rules and regulations governing specific aspects of EJVs or FIEs, including capital contribution requirements, debt-equity ratio, foreign exchange control, labor management, land use and taxation.  Unlike an EJV, a CJV may be, but need not be, incorporated as a separate legal entity.  The relationship between the parties is contractual in nature.  The rights, liabilities and obligations of the parties are governed by the CJV contract, as is each party’s share of the goods produced or profits generated.  A CJV is considered a legal person with limited liability.

The establishment of FIEs requires the approval of various Chinese government authorities. Generally, the approval authority is determined on the basis of the total amount of investment involved and the location of the project in question. The State Council must approve any foreign investment projects having an investment of US$30 million or more. The State Development Planning Commission and the Ministry of Foreign Trade and Economic Co-operation are authorized by the State Council to approve foreign investment projects of between US$30 million and US$100 million. Provincial authorities are authorized to approve projects less than US$30 million.

Chinese-Foreign Co-Operative Joint Ventures

Legal Framework

Each of the various joint venture entities through which the Company will carry out business in China has been or will be formed under the laws of China as a Sino-foreign co-operative joint venture enterprise and is or will be a legal person with limited liability.  All joint ventures entered into, or to be entered into, by the Registrant must be approved by both the Ministry of Foreign Trade and Economic Co-operation (“MOFTEC”) and the State Planning Commission (“SPC”) in Beijing or their provincial bureaus.

The establishment and activities of each of the Company’s joint venture entities are governed by the law of the People’s Republic of China on Sino-foreign co-operative joint ventures and the regulations promulgated thereunder (the “China Joint Venture Law”).  As with all Sino-foreign co-operative joint venture enterprises, the Company’s joint venture enterprises will be subject to an extensive and reasonably well-developed body of statutory law relating to matters such as establishment and formation, distribution of revenues, taxation, accounting, foreign exchange and labor management.

On January 1, 1997, an amendment to the Mineral Resources Law of China became effective.  Among other things, the amended law deals with foreign ownership of Chinese mines and mineral rights, and allows, under some circumstances, the transfer of exploration rights and mining rights.  Pursuant to this law, new regulations were made effective on February 12, 1998.  These new regulations have effectively removed the limitations formerly imposed on foreign investment in gold mining.  The MOLAR, administers a new computerized central mineral title registry established in Beijing, which has streamlined the application for exploration and mining permits so that a maximum 40-day response time is now guaranteed.  Under existing laws, in order to form a mining joint venture, foreign companies must complete three levels of agreements. In general, the first level of agreement is a letter of intent or a memorandum of understanding, which sets forth broad areas of mutual co-operation.

The second level of agreement is a more detailed co-operation agreement which outlines the essential terms of the joint venture which will ultimately be formed.  The third level of agreement is a joint venture contract that sets out the entire agreement among the parties and contemplates the establishment of a “Chinese Legal Person,” a separate legal entity.  Before a joint venture can be created, an assessment or feasibility study of the proposed joint venture must be prepared and approved by the State Development Planning Commission (the “SPC”) or its provincial bureau. Therefore, upon completing a co-operation agreement, the parties prepare a feasibility study of the proposed joint venture and submit this feasibility study along with the co-operation agreement to the SDPC for what may be described as an approval in principle, the granting of which depends upon whether the proposed project broadly conforms to the economic policy issued by the government and any prescribed regulations.

Upon receiving this approval in principle, the parties then negotiate and prepare a joint venture contract and submit it to the Ministry of Foreign Trade and Economic Cooperation (“MOFTEC”), or its provincial bureaus, which approves the specific terms of all joint venture contracts between Chinese and foreign parties.  Within one month after the receipt of a certificate of approval from MOFTEC, a joint venture must register with the State Administration of Industry and Commerce (the “SAEC”).  Upon registration of the joint venture, a business license is issued to the joint venture.  The joint venture is officially established on the date on which its business license is issued.  Following the receipt of its business license, the joint venture applies to the MOLAR to approve and grant to the joint venture its exploration permits and/or mining licenses.

Governance and Operations

Governance and operations of a Sino-foreign cooperative joint venture enterprise are governed by the Chinese joint venture law, the parties’ joint venture agreement and by the articles of association of each joint venture entity.  Pursuant to relevant Chinese laws, certain major actions of the joint venture entity require unanimous approval by all of the directors present at the meeting called to decide upon actions, such as amendments to the joint venture agreement and the articles of association; increase in, or assignment of, the registered capital of the joint venture; a merger of the joint venture with another entity; or the termination and dissolution of the joint venture enterprise.

Term

Under the joint venture agreement, the parties will agree to a term of the joint venture enterprise from the date a business license is granted.  However, the term may be extended with the unanimous approval of the board of directors of the joint venture entity and the approval of the relevant Chinese governmental entities.

Employee Matters

Each joint venture entity is subject to the Chinese-Foreign Co-operative Joint Venture Enterprise Labor Management Regulations.  In compliance with these regulations, the management of the joint venture enterprise may hire and discharge employees and make other determinations with respect to wages, welfare, insurance and discipline of its employees.  Generally, in the joint venture agreement, the standard of salary, social welfare insurance and traveling expenses of senior management will be determined by the board of directors of the joint venture entity.  In addition, the joint venture will establish a special fund for enterprise development, employee welfare and incentive fund, and a general reserve.  The amount of after-tax profits allocated to the special funds is determined at the discretion of the board of directors on an annual basis.

Distributions

After provision for a reserve fund, an enterprise development fund and an employee welfare and incentive fund, and after provision for taxation, the profits of a joint venture enterprise will be available for distribution to the Company and the relevant Chinese governmental entity, such distribution to be authorized by the board of directors of the joint venture entity.

Assignment of Interest

Under joint venture agreements and the Chinese Joint Venture Law, any assignment of an interest in a joint venture entity must be approved by the relevant governmental authorities.  The China Joint Venture Law also provides for pre-emptive rights and consent of the other party for proposed assignments by one party to a third party.

Liquidation

Under the Chinese Joint Venture Law and joint venture agreements, the joint venture entity may be liquidated in certain limited circumstances including the expiry of its term or any term of extension, inability to continue operations due to severe losses, failure of a party to honor its obligations under the joint venture agreement and articles of association in such a manner as to impair the operations of Chinese governmental entitles and force majeure.

Resolution of Disputes

In the event of a dispute between the parties, attempts will be made to resolve the dispute through consultation.  This is the practice in China and the Company believes that its relationship with Chinese governmental entities is such that it will be able to maintain a good working relationship with respect to the operations of its joint venture enterprises.  In the absence of a friendly resolution of any dispute, the parties have agreed or will agree that the matter will first be referred to the Foreign Economics and Trade Arbitration Commission of China Council (“FETACC”) for the Promotion of International Trade for Arbitration.

Awards of FETAL are enforceable in accordance with the laws of China before Chinese courts.  Resort to Chinese courts to enforce a joint venture contract or to resolve disputes between the parties over the terms of the contract is permissible.  However, the parties’ may jointly select another internationally recognized arbitration institution to resolve disputes.  All of the Company's joint venture agreements stipulate that disagreements between the parties will be arbitrated by an arbitration institution in Singapore.

Expropriation

The Chinese Joint Venture Law also provides that China generally will not nationalize and requisition enterprises with foreign investment.  However, in special circumstances where demanded by social public interest, enterprises with foreign investment may be requisitioned by legal procedures, but appropriate compensation will be paid.

Division of Revenues

Revenues derived from operating joint ventures, once all necessary agreements, permits and licenses are obtained, will be divided between the Company and the Chinese governmental entity or entities which are parties to the joint venture according to the terms of each individual joint venture, which terms will vary from project to project.  The Company will be subject to various taxes on its revenues.

Changkeng Gold Deposit

The background of the Company’s Changkeng gold property is useful in understanding the history and circumstances of the Fuwan Property.  On September 28, 2004, the Company signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China.  Pursuant to the contract, the Company and its partners will form a Sino-Foreign Joint Venture known as Guangdong Minco-Jinli Mining Co. Ltd. (the “Jinli JV”), with a total investment of 100 million RMB (approximately $14.7 million), to explore and develop the Changkeng gold deposit.  To earn 51% equity interest in the Jinli JV, the Company will contribute 51 million RMB (approximately $7.5 million) in six installments.  The information for the six installments is described in detail in the Company’s MD&A for the year 2004 as filed on SEDAR at www.sedar.com.

The Jinli JV is to acquire the Changkeng 119 ha exploration permit from the No. 757 Exploration Team of Guangdong Geological Exploration Bureau.  The value of the exploration permit has been appraised at 33 million RMB (approximately $4.85 million) by an independent valuator, which was confirmed by the Ministry of Land and Resources of China.  The Jinli JV is to pay the 33 million RMB for the exploration permit in three installments within 360 days of the Jinli title transfer.  The remaining 67 million RMB will be used for project exploration and feasibility studies on the mine property.

Silver dominant zones that form part of the Fuwan silver deposit extend underneath the Changkeng exploration permit as zones that are geologically distinct from the Changkeng gold dominant zones.  The 51% interest of the Company in the silver dominant zones residing on the Changkeng exploration license was assigned to Minco Silver by the Company pursuant to the assignment agreement dated August 20, 2004.

The original Changkeng exploration permit, which expired in September 2004, was renewed in August 2005 and is presently held by the No. 757 Exploration Team.  The Company is presently waiting for completion of the Jinli JV approval process.

Fuwan Silver Deposit

On May 26, 2004, the Company announced that it had signed a 30-year joint venture agreement with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan silver property adjacent to the Company’s Changkeng gold property in Guangdong Province, China. Minco Silver is to acquire the Fuwan Silver property exploration permit, through Minco China, from No. 757 Exploration Team. The value of the exploration permit has been appraised at 10,330,000 RMB (approximately $1.52 million) by an independent valuator, and confirmed by the Ministry of Land and Resources of China. Minco Silver is to pay the 10,330,000 RMB for the exploration permit in three installments within 24 months of the title transfer.

Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan silver property adjacent to Minco Mining’s Changkeng gold property in Guangdong Province, China.

The JV was to acquire the Fuwan Silver property exploration permit, through Minco China, from No. 757 Exploration Team. The value of the exploration permit has been appraised at 10,330,000 RMB (approximately $1.52 million) by an independent valuator, and confirmed by the Ministry of Land and Resources of China.

The JV is to pay the 10,330,000 RMB for the exploration permit in three installments within 24 months of the title transfer. The balance will be used for project exploration and feasibility studies on the Fuwan Silver Project.

The Company entered into a contract dated January 10, 2006 to explore and develop the Fuwan Silver Property.  The contract was entered into by the Company and the Guangdong Geological Exploration and Development Corporation (“GGEDC”) to acquire GGEDC’s 30% interest in the Fuwan Silver Project.  The Company will pay the GGEDC an additional 30% of the evaluated value (10.33 million RMB, or about $1.5 million) of the Fuwan Deposit. With the current existing 70% interest owned by the Company, the Company now owns 100% of the interest of the entire Fuwan Silver Project, including a total of three exploration permits covering a total of 205.63 km2 and the Dadinggang Application.

The Company will be responsible for 100% of the exploration and development expenditures on the Fuwan Silver Project, while GGEDC will retain a 10% net profit interest and provide services and technical support to the Company.  As of the date of this Annual Report the Company owns 100% of the Fuwan Project.  The Company will not proceed with the incorporation of the joint venture company for the Project.  Minco Mining (China) currently holds all the above exploration permits on behalf of the Company.

The Fuwan Property consists of three components:

(i)

the resource properties which are the subject matter of the Fuwan exploration permit;

(ii)

the resource properties which are the subject matter of the new exploration permits; and

(iii)

the Changkeng Silver Interest.

Minco China acquired three silver properties on behalf of the Company. On April 7, 2005, Minco China received three Reconnaissance Survey Exploration Permits from the Ministry of Land and Resources of China on the properties as follows:

a) Guanhuatang silver and multi-metals property;

b) Luoke-Jilinggang silver and multi-metals property; and

c) Guyegang-Sanyatang silver and multi-metals property.

These three exploration licenses are located in the Sanzhou basin, Guangdong Province, China. Two exploration licenses, the Luoke-Jilingang (75.55 sq. km.) and the Sanyatang (91.91 sq. km) with a total area of 167.46 sq. km, cover the major part of the Northeast-trending Fuwan Silver belt which hosts the known gold and silver occurrences in the Sanzhou basin, including Fuwan Silver and Changkeng Gold properties.

Several gold-silver soil anomalies have been discovered on the two licensed areas. Major silver showings were discovered in the Luzhou and Dieping areas through the following-up of the anomalies by the 757 Exploration Team.  The Guanhuatang license consists of a total area of 37.38 sq. km located at the south margin of the Sanzhou Basin and covers several silver-copper-lead-zinc occurrences. Exploration work is quite limited in this area.

On April 22, 2005, the application submitted by No. 757 Exploration Team and Minco China for the transfer of the Exploration Permit for Reconnaissance Survey on the Fuwan Silver Property was considered in accordance with all the state’s requirements for a title transfer and approved by the Department of Land and Resources of Guangdong Province thereby approving the transfer application (attached hereto as Exhibit 2.18).   The Company completed 2 verification drill holes on the Fuwan silver project located in Guangdong, China to verify results of drilling reported by the 757 Exploration Team.

Drilling was supervised by Minco China’s staff and logging and sampling was undertaken by Minco China’s project geologist.  Samples from the verification drill holes were analyzed by fire assay (FA) at the Beijing General Institute of Mining and Metallurgy.

In April 2004, Minco Mining hired Mr. Lyle Morgenthaler, B.A.Sc., P.Eng. to prepare a technical report under the guidelines of Canadian National Instrument 43-101 on the project.  The Changkeng 43-101 report dated May 27, 2004 was filed with SEDAR on May 31, 2004.  On August 22, 2005, the Company retained the services of P & E Mining Consultants Inc. to prepare an updated Technical Report on behalf of Minco Silver Corporation under the guidelines of Canadian National Instruments 43-101 on the Fuwan Silver Project.  The Company filed the 43-101 Report on November 4, 2005 via SEDAR.  The information contained below is derived directly from the 43-101 Geological report prepared by P & E Mining Consultants Inc.

Longnan Properties (Yangshan and Xicheng East Projects)

Minco Mining’s wholly-owned subsidiary, Minco China, presently holds 13 exploration permits in Longnan region of south Gansu Province. Ten of the permits are located in the Yangshan belt situated east and north the Anba deposit.  Three permits are located in a geological terrain immediately north of the Yangshan belt and are referred to as the Xicheng East permits.  All 13 exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar that at Anba and other gold deposits in the region.

Yangshan Gold Belt – West Extension Properties

In December 2003, the Company announced it had executed a Cooperation Agreement with No. 2 Exploration Institute of the Gansu Bureau of Geological Exploration (“GBGE”) for the exploration and development of mineral resources also in Gansu Province of China.  The Yangshan Gold Belt consists of three concession areas:

Concession

License Number

Area (km)

Guanniuwan (“GNW”)

6200000330184

9.14km2

Hongyangou (“HYG”)

6200000310260

26.58km2

Guojiagou (“GJG”)

6200000320186

17.16km2

All of these areas are located in the Yangshan Gold Field.  The Company will have the right to earn a 75% equity interest in the three areas through a joint venture.  The total initial investment in the joint venture will be 7.5 million RMB (approx. US$960,000), 75% contributed by the Company and 25% contributed by GBGE (being the consideration for vending in the Exploration Permits they hold on the three areas).  A joint venture contract was signed subsequently on March 1, 2004. Total expenditures funded by the Company from inception to December 31, 2005 are $213,797.  Minco Mining is in the process of obtaining the required government approval, including a business license and exploration permit transfer for the three properties.  The documents for the exploration permit transfer have been submitted. Once the exploration permit is transferred from No. 2 Exploration Institute to Qinqi, then the Gansu JV may start the title transfer from Qinqi to the JV. At that point, Minco Mining will recommence its exploration program.

Yangshan Gold Field – Anba Property

Gansu Keyin Mining Co. Ltd. and Minco Mining’s joint venture (the “Keyin JV”), signed a joint venture agreement in principal with the Gansu provincial government and two other companies in October 2003 for the exploration and development of the Anba gold property in the Yangshan gold field (the “YGM JV”). The Keyin JV will earn 40% interest in the YGM JV through investment of approximately $3.5 million over five years. The exploration permit, valid until June 2006, is expected to be transferred into the YGM JV once the definitive joint venture contract has been signed and all requisite approvals have been obtained. The Keyin JV has applied for a business license.

In April 2004, the board of directors of the YGM JV agreed to pay 3 million RMB (approximately $440,000) to Lan Zhou Qun Ying Ltd. ("Qun Ying") so that it might prepare for the transfer of the exploration permit to the YGM JV. Keyin and its Chinese partners each contributed 1.5 million RMB (approximately $220,000) towards this end. If Qun Ying could not fulfill the duties within six months, the 3 million RMB was to be returned to the YGM JV.  Qun Ying was unable to fulfill all the required duties and the YGM JV has authorized other persons to continue the work for the exploration permit transfer.  The YGM JV has also demanded the return of the 3 million RMB advanced to Qun Ying. Of this amount, 1,500,000 RMB (approximately $220,000), representing Keyin’s portion, is recorded as a receivable in the Company’s consolidated accounts.  Total expenditures funded by the Company from inception to December 31, 2005 are $473,272 and from the inception to December 31, 2004 were $154,046.  Minco is currently awaiting government approval of the joint venture and no further expenditures are planned until the approval process is complete.

BYC Gold Project

On November 18, 2002, the Company entered into an agreement with the Inner Mongolian Bureau of Non-Ferrous Metals and Exploration, the license holder of the BYC gold project, to acquire a majority interest in the BYC gold project located in central Inner Mongolia, China.  In July 2003, the Company and the Inner Mongolia Bureau of Non-Ferrous Metal Exploration formed the Inner Mongolia Huayu-Minco Mining Co. Ltd. to explore and develop the BYC gold project.  In October 2003, the Company entered into a joint venture with New Cantech Ventures Inc. (“New Cantech”).

In 2003, Minco Mining entered into a letter agreement with New Cantech whereby New Cantech acquired two options to acquire up to a 60% interest in Minco Mining’s BYC Gold project in Inner Mongolia, China.

The first option is exercisable to acquire a 51% interest in the BYC property by issuing 500,000 common shares in the capital stock of New Cantech and by spending $2.4 million in exploration over three years. The agreement was amended in March 2004 and in April 2005 so that New Cantech could exercise the first option by issuing to Minco Mining 500,000 common shares in the capital stock of New Cantech and by incurring a total of 12 million RMB (approximately $1.76 million) in three installments.

The second option is exercisable to acquire a further 9% interest in the property by bringing the project to pre-feasibility stage. The BYC project has all permits necessary to pursue exploration on this property.  Pursuant to the letter agreement, New Cantech has issued to Minco Mining common shares of New Cantech as follows:

•

September 2005 – 50,000 common shares at $0.30 per share for $15,000;

•

May 2005 - 100,000 common shares at $0.21 per share for $21,000; and;

•

Year ended December 31, 2004 - 250,000 common shares at $0.34 per share for a value of $85,000 and 100,000 common shares at $0.37 per share for a value of $37,000

Gobi Gold Project

The Company acquired its earn-in rights to the Gobi gold project, located in western Inner Mongolia in the south Gobi Desert, China, in 1999.  The Company has the right to acquire a 75% equity interest in Damo Mining Co. Ltd., who was assigned the licenses on the project, by spending approximately US$2,500,000 on exploration and development over four years.  Total expenditures funded by the Company from inception to December 31, 2004 are $1,472,158.  Total expenditures funded by the Company from inception to December 31, 2005 are $1,487,540. The Company earned a 54% project interest to date as at December 31, 2004 and as at December 31, 2005 earned a total interest of 57%.

White Silver Mountain

The Company acquired its rights to the White Silver Mountain Project, a polymetallic project located in Gansu Province, China, pursuant to the co-operation agreement for mineral exploration and development between the Company and Baiyin Non-Ferrous Metals Corporation (“BNMC”) signed on November 17, 1997.  A fully licensed Sino-foreign joint venture company, Gansu Keyin Mining Co. Ltd. (“Gansu Keyin”) was formed to hold the mineral interests.  In order to earn up to an 80% interest in Gansu Keyin, which owns the rights to the White Silver Mountain project, the Company is required to spend a minimum of US$4.8 million (40 million RMB) on the White Silver Mountain property over a six-year period.  If the Company fails to spend the minimum amount, the Company’s interest in Gansu Keyin will be capped by a predetermined formula as set out in the joint venture agreement.  BNMC contributed the exploration permit held by it and the geological data and research results, including drill core samples and maps, for its 20% interest in Gansu Keyin.

Following the completion of the above expenditures by the Company, each party is to make contributions to Gansu Keyin in proportion to their respective beneficial interests, pursuant to an option agreement dated December 22, 1999, with effective date of June 10, 1998.  The Company granted Teck an option to earn 70% of the Company's 80% interest, for a 56% net interest in Gansu Keyin, by assuming all of the Company’s funding requirements until commercial production has been attained.  Since inception to December 31, 2003, total expenditures on the White Silver Mountain Project have been $3.7 million, of which $2.3 million was funded by Teck Cominco but credited to the Company.  The Company’s interest under the agreement has now been capped at 61%.

SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

Property Acquisitions in 2004 and 2005

A detailed description of each of the following properties is provided in Item 5 – “Description of Mineral Properties.”

Property Dispositions

The Company has not disposed of any assets or properties of the Company.

DESCRIPTION OF BUSINESS

General Description of Business and Operations

The Company is in the exploration stage and had no operating revenue during the years ended December 31, 2005, 2004 and 2003.  Since the signing of the Company’s first co-operation agreement in China in 1995, the Company has been active in mineral exploration, property evaluation and acquisition in China and plans to build a portfolio of precious and base metals properties in China.  To date, the Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China.  The Company has investigated or evaluated approximately 300 Chinese mineral properties.  The Company has rights to earn interests in three Sino-foreign co-operative joint ventures that have been established within the Chinese mining industry.

The Company was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name “Caprock Energy Ltd.”  On September 14, 1989 Caprock Energy Ltd. changed its name to Consolidated Caprock Resources Ltd. On February 8, 1993 Consolidated Caprock Resources Ltd. changed its name to Minco Mining & Metals Corporation.  The principal executive office of the Company is located at Suite 1980 - 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9, telephone 604-688-8002.  Through joint ventures with Chinese governmental entities, and others, the Company is engaged in the acquisition, exploration and development of precious and base metal mineral projects in the People’s Republic of China.

At present, Minco is an exploration-stage company and further exploration will be required on its properties before final evaluations as to the economic and legal feasibility can be determined.  None of Minco’s properties have a known body of commercial ore, nor are any of the Company's properties at the commercial development or production stage.  No assurance can be given that mineral deposits that may exist on any of Minco’s properties or they will become commercially viable.  Further, Minco’s interest in joint ventures that own properties will be subject to dilution if Minco fails to expend further funds on the project.  Minco has not generated cash flows from operations.  These facts increase the uncertainty and risks faced by investors in Minco.  See Item 5 – “Risk Factors.”

The Company is a British Columbia corporation whose common shares trade on the Toronto Stock Exchange (“TSX”) under the trading symbol MMM.  The Company’s common shares were also listed in the United Stated on the Over the Counter (“OTC”) market under the symbol MMAXF.  On November 11, 2005 the Company received listing approval on the American Stock Exchange (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  The Company has no affiliation with 3M Corporation, which company's trading symbol in the United States is MMM.

The Pacific Canada Resources Inc. Agreement

On February 19, 1996, the Company entered into an agreement with Pacific Canada Resources, Inc. (“PCR”).  PCR was a private company controlled by Ken Cai and Donald Hicks, both of whom became directors of the Company upon completion of the transaction.  Prior to that time, PCR, Ken Cai and Donald Hicks were not affiliated with the Company. Mr. Hicks is no longer a director of the Company.  Pursuant to the PCR Agreement, the Company acquired rights to PCR’s entire portfolio of precious and base metal property agreements and acquisition rights in China, some of which were held directly and some of which were held by PCR’s subsidiary, Temco.  At that time, Temco was a joint venture, of which the Company held a 60% equity interest and China Clipper Gold Mines, Ltd. (“China Clipper”), a publicly traded corporation located in Ontario, Canada, held the remaining 40% equity interest.

On February 27, 1997, the Company purchased China Clipper’s 40% equity interest in Temco for $175,000, which was believed to be the fair market value at the time.  PCR is currently the largest and the controlling shareholder of the Company, and has no other operations other than its ownership in the Company.

At the Company's Annual General and Special Meeting held on June 27, 2005, the shareholders approved a resolution to amend the terms of the escrow agreement between the Company, Pacific Canada Resources Inc. and Montreal Trust Company of Canada dated February 19, 1996, such that the escrow release is now based on an automatic timed release over a period of 18 months.  Commencing on December 31, 2005, 1,518,058 common shares were being held in escrow by Computershare Investor Services, Inc. to be released in four tranches, one tranche every six months. Each of the first three tranches will be 379,514 common shares and the remaining tranche will be 379,516 common shares. On January 4, 2006 a 379,514 common shares were released from escrow.  As of the date of this Annual Report there are 1,138,544 common shares remaining in escrow.

THE TECK COMINCO AGREEMENTS

Simultaneously, and in connection with the PCR agreement, the Company and PCR entered into separate, but related agreements respectively dated February 19, 1996 and February 20, 1996 (collectively the “Teck-Cominco Agreements”) with Teck Corporation (“Teck”) and its 50.1% owned subsidiary, Cominco Ltd. (“Cominco”), which were both public Canadian mining companies traded on the TSX.  On September 10, 2001 Teck acquired Cominco and the company was renamed Teck Cominco Limited.

Pursuant to these agreements, Teck and Cominco each invested $500,000 in the Company, and received 625,000 units, each unit consisting of one common share of the Company and one half of a non-transferable common share purchase warrant.  The warrants issued pursuant to the Teck-Cominco Agreements have been exercised or have expired.  As of March 30, 2006, Teck Cominco Limited continues to hold 2,680,643 common shares representing a 6.8% share interest in the Company.

The White Silver Mountain Teck Agreement

On June 15, 1998, Teck exercised its option with respect to the White Silver Mountain Project (see Item 4 – "Description of Property") under which it had the right to acquire up to 70% of the Company's interest in, or a net 56% in, the White Silver Mountain Project by purchasing 375,000 common shares of the Company at a price of $2.00 per share on July 10, 1998, and by exercising warrants to purchase 125,000 common shares of the Company at a price of $3.00 per share, within one year, and funding all of the Company's  obligations  on the White Silver Mountain  project up to the point of production.  These warrants were not exercised.  Cominco had back-in rights with respect to this project to earn up to a 20% working interest in the non-Chinese interest in the property.  Teck and Cominco subsequently merged to form Teck Cominco Limited, which has since withdrawn from the project with no retained interest in the project, leaving the Company with a 41.4% interest.

The White Silver Mountain agreements with Teck and Cominco are separate from the earn-in rights that are detailed in the Teck-Cominco Agreements section above.  The White Silver Mountain Agreement does not constitute an exercise of either Teck's or Cominco's first right of refusal, which remain intact.  In August 2003, the Company entered into an amendment agreement to the original joint venture contract with Baiyin Non-Ferrous Metal Company ("BNMC") to stop the earn-in process on the White Silver Mountain.  Pursuant to the terms of the joint venture contract, the Company has earned 61% equity interest on the White Silver Mountain and BNMC of the People’s Republic of China a 39% equity interest.

The Fuwan Joint Venture

Pursuant to an agreement dated April 16, 2004, as amended September 28, 2004, Minco BVI, as agent for the Company, and Guangdong Geological Exploration and Development Corp. (“GGEDC”) entered into a preliminary joint venture agreement for the exploration and development of the property which is the subject of the Fuwan Exploration Permit (the “Preliminary Fuwan Agreement”). The Preliminary Fuwan Agreement provided for the establishment of a CJV to be known as “Guangdong Minco-Nanling Mining Co., Ltd.” and to acquire from the 757 Team its interests in an exploration permit for the Fuwan Property. The 757 Team is an entity owned and controlled by the PRC government. The acquisition of the 757 Team’s interests in this exploration permit has been completed and the Fuwan Exploration Permit, which replaces the original exploration permit held by the 757 Team, has been issued to Minco China and is held in trust for the Fuwan Joint Venture.

Minco Silver has entered into a contract dated January 10, 2006 to explore and develop the Fuwan Silver Property. The contract was entered into by Minco Silver and the GGEDC to acquire GGEDC’s 30% interest in the Fuwan Silver Project.  Prior to December 31, 2005, Minco Silver paid the GGDEC 30% share of the first instalment for the Fuwan Silver Property.  Minco Silver now owns 100% of the interest of the entire Fuwan Silver Project, including a total of four exploration permits covering a total of 205.63 km2 and the Dadinggang Application.  Minco Silver will be responsible for 100% of the exploration and development expenditures on the Fuwan Silver Project, while GGEDC will retain a 10% net profit interest.  Minco Silver will not proceed with the incorporation of the joint venture company for the Project.  Minco Mining (China) Corporation currently holds all the above exploration permits on behalf of Minco Silver.

The Fuwan Property consists of three components: (i) the resource properties which are the subject matter of the Fuwan Exploration Permit; (ii) the resource properties which are the subject matter of the Exploration Permits as detailed below; and (iii) the Changkeng Silver Interest.

The Fuwan Exploration Permit has been acquired, through Minco China, from the 757 Team (see “757 Team Agreement” below). In addition, the parties agreed to acquire exploration permits for the adjacent properties through Minco China. To this end, on April 7, 2005, Minco China was issued the following three new Exploration Permits on areas surrounding the area underlying the Fuwan Exploration Permit:

(i)

Guanhuatang property (Permit No.0100000510045 expiring April 7, 2008);

(ii)

Luoke-Jilinggang property (Permit No.0100000510046 expiring April 7, 2008); and

(iii)

Guyegang-Sanyatang property (Permit No.0100000510047 expiring April 7, 2008).

The Changkeng Silver Interest has been acquired by Minco Silver pursuant to the Assignment Agreement.  The Changkeng Silver Interest is derived from the Changkeng Exploration Permit.

This permit area does not form part of the Fuwan Property but is held in trust for the Fuwan Joint Venture for possible future exploration.  Minco Silver paid RMB 1.5 million (approximately $220,600) to the 757 Team in consideration for the three new exploration permits issued to it.  A Permit application is still pending for the Dadinggang property.

The Changkeng Joint Venture

In a separate transaction, the Company, GGEDC, Zhuhai Zhenjie Development Ltd. and Foshan Baojiang Nonferrous Metals Corporation entered into a preliminary joint venture agreement dated April 16, 2004 to explore and develop a mineral property adjoining the Fuwan Property and known as the Changkeng Property. The preliminary joint venture agreement has been superseded by a formal joint venture agreement dated September 28, 2004 (the “Changkeng Joint Venture Agreement”) made among the original four parties to the preliminary joint venture agreement and a fifth company, Guangdong Gold Corporation. The Changkeng Joint Venture is at an early stage of development and the Sino-foreign CJV to be established thereunder has not yet been formed and no business license in respect of the Changkeng Joint Venture has been issued.

The target mineral in the Changkeng Property is gold but the property is known to also contain silver mineralization. The company has assigned its interests in the silver mineralization in the Changkeng Property to Minco Silver on August 20, 2004.  GGEDE and the Company, collectively the holders of a 70% interest in the Changkeng Joint Venture, have agreed with Minco Silver that the Changkeng Joint Venture will be responsible for the exploration and development of gold resources on the Changkeng Property whereas the Fuwan Joint Venture will be responsible for the exploration and development of the silver resources on the Changkeng Property.

The gold and silver zones on the Changkeng Property are geologically distinct and can be mined as separate entities without interference. Exploitation of the silver dominant zones on both the Changkeng and Fuwan Properties will be undertaken by the Fuwan Joint Venture, which will receive credit for all associated metals recovered from the silver dominant zones. Exploitation of the gold dominant zones including all associated metals contained in the gold dominant zones on the Changkeng Property will be undertaken by the Changkeng Joint Venture alone and the Fuwan Joint Venture will have no interest in such gold mineralization. The Changkeng Joint Venture has no interest in the Fuwan Property or any mineralization therein.

The term of the Changkeng Joint Venture Agreement is for a period of 30 years. Pursuant to the Changkeng Joint Venture Agreement, the Company and its partners will form a Sino-foreign Joint Venture known as “Guangdong Minco-Jinli Mining Co. Ltd.” (the “Changkeng Joint Venture”) with a total investment of 100 million RMB (approximately $14.7 million) to explore and develop the Changkeng Property. To earn a 51% equity interest in the Changkeng Joint Venture, the Company will contribute 51 million RMB (approximately $7.5 million) of the total investment in six instalments. The Changkeng Joint Venture is to acquire the Changkeng Exploration Permit from the 757 Team.

The Changkeng Joint Venture is to pay the 33 million RMB (approximately $4.85 million) for the Changkeng Exploration Permit in three instalments within 360 days of the transfer of the Changkeng Exploration Permit to the Changkeng Joint Venture. The remaining 67 million RMB (approximately $9.85 million) of the total investment in the Changkeng Joint Venture will be used for project exploration and feasibility studies on the Changkeng Property.

The Changkeng Joint Venture is at an early stage of development. A number of steps must be completed prior to the establishment of Guangdong Minco-Jinli Mining Co. Ltd. In the normal course of events, the establishment of a Sino-foreign CJV can take up to two years. It is anticipated that the Changkeng Exploration Permit will only be transferred to the Changkeng Joint Venture upon the establishment of Guangdong Minco-Jinli Mining Co. Ltd. The original Changkeng Exploration Permit expired in September 2004 but was renewed on September 6, 2005. The renewed Changkeng Exploration Permit expires on September 10, 2006.

Minco Silver’s interest in the silver mineralization in the Changkeng Property, acquired through assignment by the Company, is dependent upon the Company maintaining its interests in the Changkeng Property in accordance with the terms of the Changkeng Joint Venture Agreement. In the event that the Company loses or alienates any or all of its interest in the Changkeng Property, Fuwan Joint Venture’s interest, and thus Minco Silver’s interest, in the silver mineralization underlying the Changkeng Property will be lost.

The Silver Standard Agreement

The Company, Minco Silver and Silver Standard Resources Inc. (“Silver Standard”) entered into a strategic alliance agreement dated October 4, 2004 (the “Silver Standard Agreement”) pursuant to which they agreed to jointly pursue silver dominant projects in the PRC exclusively through Minco Silver. Initially, Minco Silver will pursue this goal through its participation in the Fuwan Joint Venture. Silver Standard is a Canadian reporting issuer whose common shares are listed for trading on the Toronto Stock Exchange and NASDAQ. Its focus is on the acquisition and development of advanced silver projects in various countries throughout the world. Minco Silver and Silver Standard share two common directors, Mr. Robert Quartermain and Mr. William Meyer. Mr. Quartermain is also the President of Silver Standard.

Under the terms of the Silver Standard Agreement, Silver Standard initially invested $2,000,000 in Minco Silver to acquire a 20% equity interest in Minco Silver. This investment took the form of a subscription by Silver Standard for 4,000,000 of the 2004 Special Warrants.  Silver Standard also holds preferential purchase rights to participate in future financings of Minco Silver with the ability to increase its equity interest in Minco Silver to a maximum of 30%.

To this end, Silver Standard also purchased 960,000 2005 Special Warrants for an aggregate subscription price of $1,200,000 in Minco Silver.  In December 2005 the 2004 and 2005 Special Warrant were converted and Silver Standard currently holds 4,877,100 common shares of Minco Silver, or 19.33% of the issued and outstanding shares of Minco Silver.

The 757 Team Agreement

Pursuant to an agreement made between 757 Team and Minco China dated November 19, 2004, as amended November 19, 2004 (the “757 Transfer Agreement”), the 757 Team agreed to sell to Minco China its interests in the property which is the subject of the Fuwan Exploration Permit in consideration for the purchase price of 10.33 million RMB (approximately $1.5 million). Pursuant to a confirmation agreement dated May 5, 2005 among the Company, Minco China and Minco Silver, Minco China has confirmed that it holds its interest in the Fuwan Exploration Permit in trust for the Fuwan Joint Venture.

As at the date of this Annual Report, the acquisition of the 757 Team’s interests in this exploration permit has been completed and the Fuwan Exploration Permit, which replaces the original exploration permit held by the 757 Team, has been issued to Minco China and is held in trust for the Fuwan Joint Venture.  The 757 Transfer

 Agreement provides that the purchase price for the Fuwan Exploration Permit is to be paid in three instalments as follows:

(a)

40% (4,132,000 RMB or $600,000) within 30 days of receipt of approval from MOLAR to the transfer of the Fuwan Exploration Permit and within one week of Minco China’s decision to proceed with the purchase following the receipt of results of a drilling inspection program on the Fuwan Property (the “Commencement Date”);

(b)

30% (3,099,000 RMB or $460,000) within 12 months after the Commencement Date; and

(c)

30% (3,099,000 RMB or $460,000) within 24 months after the Commencement Date.

The Commencement Date was established as July 20, 2005. Minco Silver paid 3,031,000 RMB (or $446,000) to the 757 Team, representing its 70% share of the first of the foregoing payments.

To earn a greater interest in the Fuwan Silver Project, Minco Silver paid an additional RMB 1,101,000 (approximately $154,000), through Minco China, to No. 757 Geo-Exploration Team in December 2005, representing the GGEDC’s 30% share of the first installment of the Fuwan exploration permit. As of December 31, 2005, Minco Silver had paid RMB 4,132,000 (approximately $600,000) in total, representing 100% of the first installment of Fuwan exploration permit.

Minco Silver now owns 100% of the interest of the entire Fuwan Silver Project, including a total of four exploration permits covering a total of 205.63 sq.km. and the Dadinggang Application.  Pursuant to the 757 Transfer Agreement, Minco China has also paid 80,000 RMB (approximately $12,000) to the 757 Team as an appraisal fee and 757 Team has provided Minco China all geological information and data in its possession.  The $12,000 evaluation fee was paid to Minco China by the Fuwan Joint Venture as of December 31, 2005.

Other Mineral Property Interests

Minco Silver, through Minco China, is also the beneficial owner of mineral rights in a property located south of the Fuwan Property and known as the Guanhuatang property (Permit No.0100000510045 expiring April 7, 2008). This permit was issued directly to Minco China by Ministry of Land and Resources of China.

Marketing Plan and Strategies

The Company's goal is to become a leading foreign mining company in China.  Since the signing of its first co-operation agreement in China in 1996, the Company has been actively involved in mineral exploration and property evaluations in China, and in the acquisition and development of precious and base metals projects in China.  Minco has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China.  Currently, Minco has interests in nine Sino-Foreign co-operative joint ventures.   See Item 3 – “Corporate Structure.”  Over the years, the Company has established strong ties with Chinese governmental bureaus and also with Chinese mining enterprises.  The Company's senior management has in-depth experience with the intricacies of Chinese mining laws, and permitting and licensing procedures.  The Company's goal is to build a portfolio of high-quality properties in China, as well as maintaining strategic relationships with premier mining enterprises in China.

Employees and Premises

The Company currently has 29 full time employees with Minco Silver Corporation, of which 9 employees, are located in Vancouver, British Columbia and the other 20 are located in China.  The Company has allocated funds to recruit additional consultants to assist with exploration programs of 2006 on its properties in China.  The principal executive office of the Company is located at Suite 1980, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9, and its telephone number is 604-688-8002, fax number is 604-688-8030.  The Company's web site address is www.mincomining.ca and the general delivery email address is info@mincomining.ca.  The Company leases office space and currently occupies 5,835 sq. ft., which  is subleased to other companies.

In November 2004, Mr. Michael Legg, executive vice-president of Minco, moved and opened an office in Toronto, Ontario with the objective to enhance Minco’s exposure to the investment community in eastern North America.  On March 21, 2005 the Company announced that the employment agreement with Mr. Legg had been terminated and the Company’s office in Toronto was accordingly closed.

The Company believes its current premises will provide adequate space for expansion over the next three years.

Risk Factors

In addition to the other information presented in this Annual Report, you should consider the following carefully in evaluating the Company and its business.  This Annual Report contains forward-looking statements that involve risks and uncertainties.  The Company’s actual results may differ materially from the results discussed in the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

Limited Operating History

The Company has no history of earnings and there are no known commercial quantities of mineral reserves on the Company’s property. Accordingly it is not possible to predict when, if at all, the Company will generate revenues or income from its operations.

The Company Is In Exploration Stage and Has No Proven Reserves

None of the properties in which the Company has interests are in commercial production, or contain reserves.  In order to obtain more reliable information on which to base decisions about possible development of a property, it is necessary to expend significant time and money, and many such properties will not prove to be worth further expense.

The Company may thus expend significant amounts of financing and effort on any one of or all of its properties without finding reserves or reaching a stage of commercial production.

Exploration and Development is a Speculative Business

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

All of the claims to which the Company has a right to acquire an interest are in the exploration stages only and are without a known body of commercial ore. Development of the subject mineral properties would follow only if favourable exploration results are obtained. The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

The Company Must Obtain Additional Financing to Conduct Exploration on Its Properties

Because the Company is in the exploration stage, it does not have sufficient financial resources available to undertake extensive exploration or, if warranted, development programs.  Further exploration or commercial development, if warranted, would require additional financing.  There can be no assurance that needed future financing will be available in a timely or economically advantageous manner, or at all.

The Company’s Interests in Mining Interests

The Company’s interest in the silver mineralization in the Changkeng Property is dependent the Company maintaining its interests in the Changkeng Property in accordance with the terms of a joint venture agreement.  In the event that the Company loses or alienates any or all of its interest in the Changkenhg Property, the Company’s interest in the Changkeng Property will be lost.  Under the terms of the above mentioned joint venture agreements, the Company may earn up to 51% interest in the joint venture provided that it invests approximately $7.4 million (RMB51%) in the joint venture.  In the event that the Company ceases to make its investment contribution, its interest in the joint venture will be subject to dilution.

The Mining Industry Is Highly Speculative

The Company is engaged in the exploration for minerals which involves a high degree of geological, technical and economic uncertainty because of the inability to predict future mineral prices, as well as the difficulty of determining the extent of a mineral deposit and the feasibility of extracting it without the expenditure of considerable money.

None of the Company’s Officers and Directors Devote Their Full-Time Efforts to the Company and Certain Directors and Officers may be in a Position of Conflicts of Interest

None of the Company’s officers and directors devotes their full-time efforts to the Company. Certain members of our board and officers of the Company also serve as officers or directors of other companies involved in natural resource exploration and development. Consequently, there exists the possibility that those directors and officers may be in a position of conflict. Any decision made by those directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors or officers may have a conflict of interest. Nevertheless, there remains the possibility that the best interests of the Company will not be served because its directors and officers have other commitments.

It May Be Difficult to Enforce Civil Liabilities Against the Company

Because all of the assets of the Company, as well as the Company’s jurisdiction of incorporation and the residences of its officers and directors are located outside of the United States, it may be difficult or impossible to enforce judgments granted by a court in the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company who reside outside the United States.

Risks Related to Doing Business in China

Various matters that are specific to doing business in China may create additional risks or increase the degree of such risks associated with the Company’s activities.  These risks are discussed below.

The Company may have to conduct business through joint ventures

Cooperative joint ventures (“CJVs”) are a form of foreign direct investment in China and are governed by the Law of the PRC on Sino-foreign Cooperative Joint Ventures (implemented in 1988 and revised in 2000) and the PRC Sino-foreign Cooperative Joint Venture Law Implementing Rules (implemented in 1995) (collectively the “CJV Law”). The CJV Law permits a CJV to choose to operate as a “legal person” by forming a limited liability company, subject to approval by relevant governmental authorities.  Under CJV law, the Company will have to satisfy its contribution obligations to joint ventures within the time frame prescribed by the joint venture contract.

Failure to satisfy contribution obligations by investors may lead to penalty and the business license being revoked by the governmental authorities. The involvement of joint venture partners can complicate management of operations and result in dilution of the Company’s investment. Disputes with joint venture partners or failure to satisfy contribution obligations could have a materially adverse affect on the Company’s financial condition and results of operations.

Ownership and Regulation of Mineral Resources is subject to extensive government regulation

Ownership of land in China remains with the States and the State, at the national, regional and local levels, is extensively involved in the regulation of exploration and mining activities. Transfers of exploration and mining rights are also subject to governmental approval.  Failure or delays in obtaining necessary approvals could have a materially adverse affect on the financial condition and results of operations of the Company.

ITEM 5.

DESCRIPTION OF MINERAL PROPERTIES

CHANGKENG GOLD PROPERTY

The background of Minco Mining’s Changkeng gold property is useful in understanding the history and circumstances of the Company’s Fuwan Property. On September 28, 2004, Minco Mining signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China. Pursuant to the contract, Minco Mining and its partners will form a Sino-Foreign Joint Venture known as Guangdong Minco-Jinli Mining Co. Ltd. (the “Jinli JV”), with a total investment of 100 million RMB (approximately $14.7 million), to explore and develop the Changkeng gold deposit. To earn 51% equity interest in the Jinli JV, Minco Mining will contribute 51 million RMB (approximately $7.5 million) in six installments. The information for the six installments is described in detail in the Minco Mining’s MD&A for the year 2004 as filed on SEDAR at www.sedar.com.

The Jinli JV is to acquire the Changkeng 119 ha exploration permit from the No. 757 Exploration Team of Guangdong Geological Exploration Bureau. The value of the exploration permit has been appraised at 33 million RMB (approximately $4.85 million) by an independent valuator, which was confirmed by the Ministry of Land and Resources of China. The Jinli JV is to pay the 33 million RMB for the exploration permit in three installments within 360 days of the Jinli title transfer.  The remaining 67 million RMB will be used for project exploration and feasibility studies on the mine property.

Silver dominant zones that form part of the Fuwan silver deposit extend underneath the Changkeng exploration permit as zones that are geologically distinct from the Changkeng gold dominant zones. The 51% interest of Minco Mining in the silver dominant zones residing on the Changkeng exploration license was assigned to the Company by Minco Mining pursuant to the assignment agreement dated August 20, 2004.

The original Changkeng exploration permit, which expired in September 2004, was renewed in August 2005 and is presently held by the No. 757 Exploration Team.  Minco Mining is presently waiting for completion of the Jinli JV approval process.

Location

The Changkeng gold deposit is located approximately 45 km southwest of Guangzhou, the capital city of Guangdong Province, China. The project is located close to well established water, power and transportation infrastructure.

Background

Gold was discovered at Changkeng in early 1990 by systematic follow up of stream sediment and soil geochemical anomalies identified from surveys completed by the Guangdong Provincial government (Regional Geological Survey Team of Guangdong Bureau of Geological Exploration). Illegal, small scale mining began in 1991 and removed most of the oxidized, near surface mineralization.

Based on 8 trenches and 21 diamond drill holes, the Guangdong Provincial exploration team (757 Geological Exploration Team) completed an assessment of the deposit in 1993 and estimated there was potential for 3.43 million tonnes at 7.9 grams gold/tonne (870,000 oz Au). According to Canadian National Instrument 43-101, this resource must be considered conceptual in nature as there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property.

Since 1949, mineral exploration in China has been performed at all scales by professional geologists and engineers organized into a series of brigades, each with specific mandates, geological, geochemical, mineral deposits evaluation, etc.  There is no historical record of gold mining in the area before the discovery of gold in early 1990.  Small-scale mining activities began in 1991 and a large portion of the oxidized mineralized zones between lines seven and eight have been mined out.  A summary of this history follows:

1959 – 1971

Geological exploration for pyrite, coal and uranium was carried out intermittently by different geological teams.

1986 – 1989

The Chinese government's Regional Geological Survey Team of Guangdong Bureau of Geological Exploration conducted a regional stream-sediment sampling program at 1:200,000 scale.  Significant gold and silver geochemical anomalies were delineated in the Changkeng-Fuwan area.  The gold and silver anomalies were followed-up with detailed soil sampling at 1:50,000 scale and it was proved that there is good potential for gold-silver mineralization in the area.

1990 – 1994

The Changkeng-Fuwan gold and silver deposits were discovered in 1990 during the following-up of the 1:50,000 soil geochemical anomalies by the 757 Geological Exploration Team (“757 Team”).  Detailed exploration was conducted at the Changkeng-Fuwan gold and silver zone and its adjacent area from 1990 to 1995.

1990

Report on reconnaissance investigation of gold mineralization in Changkeng, Gaoyao County, Guangdong Province was completed by the 757 Team.

1992

Geochemical soil sampling and mercury survey over the Luzhou-Shizhou area of 24 square kilometres to the south of Changkeng-Fuwan gold and silver deposits were conducted at 1:10,000 scale.  Test drilling over two geochemical anomalies intersected silver mineralization at Deiping and Luzhou areas.

1993

Seismic and electrical surveys were conducted along nine profiles over the Luzhou-Shizhou area.  Sections with good potential for gold and silver were delineated.

Longnan Properties (Yangshan and Xicheng East Projects)

Minco Mining’s wholly-owned subsidiary, Minco China, presently holds 13 exploration permits in Longnan region of south Gansu Province. Ten of the permits are located in the Yangshan belt situated east and north the Anba deposit.  Three permits are located in a geological terrain immediately north of the Yangshan belt and are referred to as the Xicheng East permits.  All 13 exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar that at Anba and other gold deposits in the region.

The Longnan properties fall within the Qinling gold field, which hosts numerous sediment-hosted, disseminated gold deposits, some of which are producing mines.  Chinese authorities estimate the Qinling Gold Field contains a total of 16 million ounces in deposits that are either in production or have been drilled.

Numerous gold geochemical anomalies have been identified over favourable structures and geological horizons.  Exploration following up on geochemical anomalies resulted in the discovery of several gold deposits, including the Anba deposit.  In the Qinling area, Devonian sedimentary formations are the principal hosts to sediment-hosted disseminated gold mineralization. These rocks are flanked to the north by the Hubei Craton and intruded by a sequence of younger (Mesozoic) calc-alkaline intrusive rocks. These sequences may be divided into three principal units with an overall east-west orientation which are an expression of three sub-basin assemblages. The northern assemblage is the Tangzang-Shanyang sub-basin and the southern assemblage is the Hueixian-Xunyang sub-basin. Most of the mineral occurrences within this belt are contained with the Fengxian-Zhengan, sub-basin.

The Fengxian-Shengan sub-basin contains the several Devonian-aged carbonate sequences; most of the sequences are dominated by fine grained clastic sediments, calcareous sandstones, shales, medium to thick bedded micritic limestones and bioclastic limestones. Triassic-aged assemblages may be structurally interleaved within the Devonian section. Very significantly, several important occurrences in this area, including Dongbeishai are hosted in fine grained black clastic sedimentary rocks with very high organic content and significantly elevated regional background gold content of 21.06 to 30.70 parts per billion gold in rock, which is 10 to 15 times above the regional background.

Throughout the Qinling basin, host rocks to most of the gold deposits are more common near the transitional zone between carbonate and siliclastic rocks, and many of the occurrences are hosted in sandstones and calcareous sandstones.

At least six large late Mesozoic granitic intrusions, several small Middle Paleozoic basic intrusions, and andesitic porphyritic intrusions cut the Devonian to Triassic section in the Qinling area. Dike rocks and small intrusions are locally gold mineralized.  These intrusive rocks have geochemical signatures enriched in tin, tungsten, molybdenum and bismuth. The distribution of the Palaeozoic rocks are controlled by a group of arcform, translational and north verging thrust faults. Major sediment-hosted disseminated gold deposits including Yangshan, Xinguan, and Caodi are all found along the roughly east westerly-trending arcform faults.

2005 Exploration

In November 2005, the Company completed a semi-regional stream sediment geochemical survey within nine of the Yangshan permits and the three Xicheng East permits.  The survey covered approximately 1000 km2 and involved collection of stream sediment samples from active drainages at a density of approximately 4 samples per km2.  Results from this program will increase the resolution of the broad regional anomalies and allow the Company to focus follow-up exploration within this large area.  Final analytical results of the program are pending with approximately 80% of the results received by year end.

Exploration Plans for 2006

Follow-up of drainage geochemical anomalies by a combination of geological mapping, prospecting, ridge   and spur soil sampling, grid soil sampling and trenching is proposed.  The first priority is to complete geological mapping and prospecting in the anomalous areas and set priorities for follow-up programs.  In areas obscured by cover, soil sampling be used to evaluate mineralization potential.  Finally, trenching of soil anomalies will be undertaken to develop drill targets.

YANGSHAN GOLD BELT – WEST EXTENSION PROPERTIES

Property Description and Location

In December 2003, the Company announced it had executed a Cooperation Agreement with No. 2 Exploration Institute of the Gansu Bureau of Geological Exploration (“GBGE”) for the exploration and development of mineral resources also in Gansu Province of China.  The Yangshan Gold Belt consists of three concession areas:

Concession

License Number

Area (km)

Guanniuwan (“GNW”)

6200000330184

9.14km2

Hongyangou (“HYG”)

6200000310260

26.58km2

Guojiagou (“GJG”)

6200000320186

17.16km2

All of these areas are located in the Yangshan Gold Field.  The Company will have the right to earn a 75% equity interest in the three areas through a joint venture.  The total initial investment in the joint venture will be 7.5 million RMB (approx. US$960,000), 75% contributed by the Company and 25% contributed by GBGE (being the consideration for vending in the Exploration Permits they hold on the three areas).  A joint venture contract was signed subsequently on March 1, 2004. Total expenditures funded by the Company from inception to December 31, 2005 are $213,797.  Minco Mining is in the process of obtaining the required government approval, including a business license and exploration permit transfer for the three properties.  The documents for the exploration permit transfer have been submitted. Once the exploration permit is transferred from No. 2 Exploration Institute to Qinqi, then the Gansu JV may start the title transfer from Qinqi to the JV. At that point, Minco Mining will recommence its exploration program.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Within the Qinling Mountains, three licenses are located in rugged, deeply dissected, precipitous terrain.  Elevations range from about 1,100 metres upwards to over 2,500 metres.  The area contains a large population subsisting on agriculture, with intensely productive land in the valley bottoms and less valuable land worked in terraces up to the highest elevations.

Land for major mining infrastructure would therefore be had at a premium.  Wheat production takes up the largest areas, but all manner of cool-climate cereals, oil-seeds, vegetables, fruits, and spices are sown and various animals are husbanded.  Small villages are scattered throughout area.  Most villages have electricity and some people have satellite television. Cellular telephone coverage is complete except in the most remote valleys.

Temperatures range from –130C to 00C in January and 160C to 280C in July with approximately 300mm to 350mm of precipitation annually.

Access to the GNW license is via a paved road along the Baishui, or White Water River about 20 kilometres westerly up the river from the County Seat at Wenxian. Access to the edge of the HYG license is along the same road approximately 20 km upstream. Within the GNW, concession access is by two dirt roads up from the river valley into the area where mining is being undertaken.  There is no wheeled access to any part of the HYG license which is precipitous and difficult.

Helicopter transport is not an option.  The GJG license is in a remote, mountainous part of the Gansu Province.  Access is by poor road south approximately three hours from the County Seat at Lixian and then by a precipitous road three hours south and west over a mountain range.  Normal wheeled access would be impossible in the rain or snow and the exploration season is from approximately April through October, dependent on weather conditions.  Hydro-electric power is generated between the GNW and HYG license areas.  Only small-capacity lines are available near the GJG.

Exploration History

The east Qinling area has been an historically important gold mining area in China with records of production dating back 3,500 years.  The metallogenic belt also contains historically important lead and zinc mines and is a source of antimony.  GBGE has been active in the area since 1967 when a 1:200,000 scale geological mapping program was instituted.  From 1984 to 1986 a regional stream sediment survey was completed.  This was followed up by more detailed geochemistry, mapping and trenching over many areas until 1989 when detailed work on specific projects was instituted.

Guanniuwan (GNW)

In 1995, a strong gold, arsenic, antimony and mercury anomaly was explored by detailed work including soil geochemistry, mapping, and trenching.  Two zones, a North Zone and a South Zone were identified.  This was followed-up in 1996 by the driving an adit in the North Zone and the mining and processing of 20,000 tonnes of material by a cyanide heap-leach.  This test recovered 800 grams of gold for a recovered grade of 0.04 grams per tonne gold and no further work was done.  It is the opinion of the Chinese geologists at GBGE that the test was not successful because the mineralization tested was likely taken from sulphide-rich zones below surface oxidation.

While there is some uncertainty in the exploration work which is brought about by the failure of the mining test to recover a significant amount of gold, the continuing activity by illegal miners shows that gold in economically interesting amounts occurs in areas covered by the geochemical and trenching data.  In the intervening years several hundred illegal miners in over one hundred small groups have entered the property, extensively mined the South Zone, and have discovered and are mining an extension of the mineralization in a zone about two kilometres to the west.  Various other smaller mining locations can be seen scattered about the license area.

The miners are using cyanide leaching to process the oxidized ores being recovered from numerous adits and pits.  Technical details of this work do not exist, but it is likely that much of this oxidized material has been moved and processed using hand carts and small tractors.

Hongyangou (HYG)

The exploration history at HYG ended with the delineation of a stream sediment anomaly in 1986.  There are reports that two families are mining in two separate remote areas of the license, but this has not been verified on the ground.

Guojiagou (GJG)

The GBGE completed a small amount of trenching on a stream sediment anomaly discovered in the 1980s, however it has been over ten years since this work was done.  In the meantime about ten groups of small miners have been processing tiny amounts of oxidized material from the geochemically anomalous area.  The amount of material moved by these groups is insignificant, amounting to much less than one tonne per day in total.

Geological Setting

The Qinling Mountains form the boundary between the North China and Tarim Cratons on the north and the Yangtze Craton and Tibetan Plateau on the south.  The mountains consist of an east-west trending Upper Paleozoic-Mesozoic fold and thin-skinned thrust system formed by north-south compression.  In the Yangshan region the thrust faults take the form of an unexplained arcuate system, possibly a later fold event, with a northeast-southwest axis.  Devonian sedimentary formations consist of fine grained clastic sediments, calcareous sandstones, shales and various types of limestone.  Younger Triassic assemblages consisting of sandstone, slate and limestones have been inserted into the Devonian section by complex, north verging thrust faulting.  Younger Mesozoic calc-alkaline intrusions are common in an east-west trending belt generally in the northern part of the region.  Precambrian intermediate to basic volcanics form the core of an anticlinorium which is exposed in the southern part of the area of interest.

The local geology within the three licence areas is described below.

Guanniuwan (GNW)

In the vicinity of the GNW licence, north dipping reverse faults related to mineralization separate a Lower Devonian sequence of sandstone, slate and limestone from Middle Triassic sandstone, slate and limestone.  In detail, however the situation is more complex with all units being overturned.  The younger Triassic units are therefore thrust over the older Devonian sequence and these units and the reverse faults are cut by later north-south striking faults.  There may be a component of dextral faulting in the shears noted in the North Zone trenching area.

The limestone units in the area have been weakly marbleized and the thin-bedded units have suffered complex deformation especially marked near to the fault zones.  Presence of unmapped crenulation cleavages in phyllites suggest that the structural history of the area is more complex than the mapping suggests. East-west trending feldspar porphyry, diorite porphyry, and granitic dykes are spatially related to faulting (and to mineralization).  The West Zone is in an area of alluvium and was found by local prospectors after the geological team ceased work in the area in 1995.

Hongyangou (HYG)

The HYG area is approximately 20 kilometres north from GNW and is mapped as being in the same Middle Triassic sequences as the GNW.

Guojiagou (GJG)

At GJG, Triassic limestone and fine clastic sediments have been altered to marble, hornfels and minor skarn by an elongate granodiorite intrusion.  The intrusion has bowed the flanking sediments into an antiform over a three kilometres distance and produced a series of north-south trending faults.  Skarn observed in the area of most interest is in the form of a weak fine grained greenish rusty endoskarn, while the hornfels is fine grained tremolite with patchy fine grained biotite.

Exploration and Development

2004 Exploration Program

Verification trench grab sampling was undertaken on the Guanniuwan and Guojiagou licences under the supervision of Mr. Folk and assayed at the Central Laboratory of the Institute of Geophysical and Geochmical Exploration, Chinese Academy of Geosciences, Langfang, Hebei.

In all cases the trenches which were excavated almost eleven years ago, have been either destroyed by the work of illegal miners or have caved in and become completely overgrown.  Six trenches were cut at the North Zone and seventeen excavated at the South Zone.  Below is a summary of the historical trenching results by GBGE over 1.0 gram per tonne gold.

Trench Results at GNW

ZONE	TRENCH NO.	LENGTH (m)	AU G/T
South Zone	TC301	6.97	2.63
South Zone	TC301	2.05	1.08
South Zone	TC8	2.07	2.72
South Zone	II	4.96	2.22
South Zone	III	1.45	3.19
South Zone	TC16	3.22	9.62
South Zone	TC16	1.56	1.63
South Zone	TC22	8.90	1.00
South Zone	TC40	2.5	1.06
South Zone	TC9202	2.22	4.17
South Zone	TC8402	10.20	1.69
South Zone	TC8402	5.55	1.67
South Zone	TC7602	14.48	1.73
South Zone	B	7.02	3.62
South Zone	TC10002	4.95	2.84
South Zone	B	3.3	1.84
South Zone	TC11602	3.71	1.86
North Zone	TC201	1.95	1.52
North Zone	TC001	6.58	1.18
North Zone	TC001	8.46	3.20
North Zone	TC001	15.04	2.20
North Zone	TC701	9.2	2.14
North Zone	TC1501	6.70	1.39

The table above shows a fairly consistent zone in North Zone trenches TC001, TC701, and TC1501 which covers a strike length of approximately 150 metres.

The exploration program on Guanniuwan (“GNW”) comprised 1:2,000 scale geological mapping covering 3 square kilometres; re-sampling of old trenches, artisanal mining pits and adits; and driving of two adits. A total of 415 channel samples were taken. Two gold mineralization zones (North Zone and West Zone) discovered previously were traced from a surface mapping and trenching program. One adit (PD2301) was driven to 100 metres in the North Zone and a second 100 metre adit (PD15903) was driven in the West Zone. The latter adit had not reached the target mineralized zones by season’s end.

No exploration work was carried out on the Hongyangou permit in 2004.

At Goujiagou (GJG), a soil-sampling program in 2004 on a 100 metre by 40 metre grid was completed and 2,412 soil samples were collected and assayed for gold, silver, arsenic, antimony, bismuth, mercury, copper, lead, zinc and tungsten. A very strong gold anomaly, about 4 kilometres long and 400 to 1000 metres wide, is delineated by using a 40 parts per billion gold cut-off. This east west trending gold anomaly is along the altered contact zone between Triassic limestone and fine classic sediments and an elongate granitic intrusion.

Several soil samples yielded over 4 grams per tonne gold. In addition, strong and coincident arsenic and antimony anomalies were also delineated in this area.   The Company started a trenching program on the GJG property to follow up with this strong gold anomaly and experienced immediate success in outlining a gold zone with values of 1 to 6 grams per tonne gold over a 7 metre trench. This is a preliminary result only from examining a very small area within the anomalous zone.

Mineral Resource and Mineral Reserve Estimates

As far as is known by the Company no metallurgical testing has been done on material from the subject properties.  No mineral resource or mineral reserve estimates have been published for the subject licenses.

Mining, Exploration and Development Operations

The Company believes that the historical project data has been generated with proper procedures and has been accurately transcribed and is being used suitably because field examinations show that the maps are accurate.

The clearest verification of the gold values reported by the GBGE lies in the exploitation of the anomalous areas by “illegal” miners.  The data has been generated with proper procedures and has been accurately transcribed and is being used suitably because field examinations show that the maps are accurate.  There is no evidence of metallurgical testing being carried out on material from the subject properties.  Mineral processing by “illegal” miners is being done at this time on at least two of the licenses, the GNW and GJG.  However the technical details of the various operations are not known.

2005 Exploration Program

An underground aditting program was completed on the Guanniuwan permit by the No. 2 Exploration Institute of Gansu Province but the results were not made available to the Company.

2006 Exploration Program

The exploration plans described for each individual permit are described below and will be executed once government approval of the joint venture is completed.

Guanniuwan (GNW)

Artisanal mining activity on surface oxidized material in the three zones on the GNW, each approximately 1 kilometre strike, indicates potential in the area. Since there are extensive surface gold showings on the property, an underground aditting program combined with diamond drilling is contemplated.

Hongyangou (HYG)

A detailed drainage geochemical survey will be used to target areas for follow up by geological mapping and soil sampling leading to generation of drill targets.

Guojiagou (GJG)

A strong gold anomaly that extends for 4 kilometres along strike and is 700 metres wide was defined from a soil sampling program completed late in 2004. Systematic trenching along this anomaly is planned to develop drill targets.

ANBA PROPERTY

Gansu Keyin Mining Co. Ltd. and Minco Mining’s joint venture (the “Keyin JV”), signed a joint venture agreement in principal with the Gansu provincial government and two other companies in October 2003 for the exploration and development of the Anba gold property in the Yangshan gold field (the “YGM JV”). The Keyin JV will earn 40% interest in the YGM JV through investment of approximately $3.5 million over five years. The exploration permit, valid until June 2006, is expected to be transferred into the YGM JV once the definitive joint venture contract has been signed and all requisite approvals have been obtained. The Keyin JV has applied for a business license.

In April 2004, the board of directors of the YGM JV agreed to pay 3 million RMB (approximately $440,000) to Lan Zhou Qun Ying Ltd. ("Qun Ying") so that it might prepare for the transfer of the exploration permit to the YGM JV. Keyin and its Chinese partners each contributed 1.5 million RMB (approximately $220,000) towards this end. If Qun Ying could not fulfill the duties within six months, the 3 million RMB was to be returned to the YGM JV.  Qun Ying was unable to fulfill all the required duties and the YGM JV has authorized other persons to continue the work for the exploration permit transfer.  The YGM JV has also demanded the return of the 3 million RMB advanced to Qun Ying. Of this amount, 1,500,000 RMB (approximately $220,000), representing Keyin’s portion, is recorded as a receivable in the Company’s consolidated accounts.  Total expenditures funded by the Company from inception to December 31, 2005 are $473,272 and from the inception to December 31, 2004 were $154,046.  Minco is currently awaiting government approval of the joint venture and no further expenditures are planned until the approval process is complete.

Property Description and Location

The Yangshan Gold Field is located in the central part of the west Qinling gold belt which hosts numerous Carlin-style gold deposits with total proven gold resources of over 16 million ounces.  The northeast trending Yangshan Gold Field is approximately 90 kilometres long.  Many gold geochemical anomalies have been identified over favorable structures and geological horizons.  Several anomalies have been partially explored, leading to the discovery of several gold deposits, including the Anba property.  The license area is 1.45 square kilometres and is located at about 30 kilometres north of the county town of Wenxian County.  Highway 212, a two-lane asphalt highway, passes through the license area and the nearest railway station lies 186 kilometres from the area.  The license area is defined by the following geographic coordinates:

(1)

104o39’27”, 33o02’27”;

(2)

104o39’17”; 33o02’47”;

(3)

104o40’50”, 33o02’47”; and

(4)

104o40’40”, 33o03’06”.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Anba Project is located in the southern terminus in the Province of Gansu in a region dominated by north-northwest trending major valleys and moderate population density.  Climate is moderate, with temperatures ranging from –13o C to 0o C in the coldest winter month of January, increasing to 16o C to 28o C during the summer month of July.  Total annual rainfall in the district averages between 300 and 350 millimetres, and dryland agricultural methods are common in this area.  Estimated population density in the southern Gansu area is in a range of 100 to 249 people per square kilometre.

The area is a deeply dissected, mountainous area of moderate relief.  The mean elevation of the concession is approximately 2,000 metres, local differences in relief are in the 400 to 500 metres range.  Small towns occur and other resource extraction plants, principally for industrial minerals, are located within a few kilometres of the concession area.

Agriculture is the main local economy and, as is similar throughout China, virtually all-arable land is under active cultivation.  Water and power supplies are close at hand, and with some improvements, would meet the needs of any potential mining operations.

History

Active exploration in the Yangshan district has had the following chronological development:

1967 – 1970:

1:200,000 scale geological mapping was completed by the regional geological survey team of Shaanxi province.  Since then exploration activities for copper, iron, manganese and barite were conducted at different scales by different geological teams.

1982 – 1984:

Regional geochemical stream sediment sampling was conducted by the Gansu Geochemical Survey Team (now restructured as No. 2 Geo-exploration Institute).  Strong geochemical; gold, arsenic, antimony and mercury anomalies were delineated along the regional arcform faults.  These programs were part of a continent scale geochemical exploration program instituted by the Chinese government beginning in 1979 and covering greater than 5 million square kilometres of Chinese territory.

1985 – 2004:

Follow-up of the regional geochemical anomalies and detailed geological exploration has been carried out by different geological organizations in the Yangshan area.  These activities have led to some important discoveries such as Caodi, Xinguan, and Yangshan gold deposits.

Over the past five years, diamond drilling on the property has been conducted using one large Russian model diamond drill rig, which has successfully completed 22 vertical diamond holes.  Drilling was largely completed during the months March to October with an extended field break taken during the winter months.  During this same period, underground drifting, metallurgical samples and preliminary resource calculations have been undertaken.

Geological Setting

The Anba permit falls within the Qinling gold field, which hosts numerous sediment-hosted, disseminated gold deposits, some of which are producing mines.  Chinese authorities estimate the Qinling Gold Field contains a total of 16 million ounces in deposits that are either in production or have been drilled.  Numerous gold geochemical anomalies have been identified over favourable structures and geological horizons.

Exploration following up on geochemical anomalies resulted in the discovery of several gold deposits, including the Anba property.  In the Qinling area, Devonian sedimentary formations are the principal hosts to sediment-hosted disseminated gold mineralization. These rocks are flanked to the north by the Hubei Craton and intruded by a sequence of younger (Mesozoic) calc-alkaline intrusive rocks. These sequences may be divided into three principal units with an overall east-west orientation which are an expression of three sub-basin assemblages. The northern assemblage is the Tangzang-Shanyang sub-basin and the southern assemblage is the Hueixian-Xunyang sub-basin. Most of the mineral occurrences within this belt are contained with the Fengxian-Zhengan, sub-basin.

The Fengxian-Shengan sub-basin contains the several Devonian-aged carbonate sequences; most of the sequences are dominated by fine grained clastic sediments, calcareous sandstones, shales, medium to thick bedded micritic limestones and bioclastic limestones. Triassic-aged assemblages may be structurally interleaved within the Devonian section. Very significantly, several important occurrences in this area, including Dongbeishai are hosted in fine grained black clastic sedimentary rocks with very high organic content and significantly elevated regional background gold content of 21.06 to 30.70 parts per billion gold in rock, which is 10 to 15 times above the regional background.

Throughout the Qinling basin, host rocks to most of the Chinese gold deposits are more common near the transitional zone between carbonate and siliclastic rocks, and many of the occurrences are hosted in sandstones and calcareous sandstones.  At least six large late Mesozoic granitic intrusions, several small Middle Paleozoic basic intrusions, and andesitic porphyritic intrusions cut the Devonian to Triassic section in the Qinling area. Dike rocks and small intrusions are locally gold mineralized.  These intrusive rocks have geochemical signatures enriched in tin, tungsten, molybdenum and bismuth. The distribution of the Palaeozoic rocks are controlled by a group of arcform, translational and north verging thrust faults. Major sediment-hosted disseminated gold deposits including Yangshan, Xinguan, and Caodi are all found along the roughly east westerly-trending arcform faults.

Exploration and Development

Following the definition of geochemical anomalies in the Yangshan belt, and very early geological evaluations by the local Chinese geological brigades, the more detailed development and exploration of the Anba occurrence was performed by Gold Headquarters (“GH”), which is a branch of the military that specializes in gold exploration.  It is the mandate of the GH to find and explore precious metals deposits. Placing the occurrence into production is the mandate of another government branch within the Non-Ferrous Bureau of Mines.

The previous exploration programs on the property were successful in:

(1)

Implementing a broad based diamond drill program, consisting of 22 diamond drill holes totaling 7,964.86 metres, and utilized a single diamond drill. The drill rig is of Russian design and utilizes a 12 metre mast. Inclined drilling is possible but most boreholes were drilled vertically;

(2)

Implementing 1,262 metres of underground exploration development, which sampled portions of two zones;

(3)

Creating a database so a resource calculation could be performed; and

(4)

Calculating a resource.

The interpreted version of the methodology and results from the past programs used at the site from Chinese government reports, which include methodology, quality of exploration works and comments, collection, preparation, analysis and quality monitoring of samples may be found in a technical report filed on SEDAR on February 4, 2004.   To view this document, please visit www.sedar.com.

Drilling

In past programs a total of 7,965 metres of core, distributed among 22 holes were drilled.  Geotechnical data was collected and recovery, RQD and structural logging was performed.  It is unknown if photographs were taken of the core.

Collar locations were surveyed using EDM station with a survey accuracy of ±0.12 metres. The Chinese requirements are 0.30 metres accuracy.  Downhole surveys were conducted using a CQ-1 instrument which is a Chinese downhole instrument. Surveys measured inclination and azimuth and were taken every 100 metres; the drill hole deviation was less than 5 metres.  For the geological interpretation cross-sections at 1,000 scale spaced 400 and 200 metres apart were created. The sections include the trenching and underground data. The sections are interpretative in nature, because of the distance between pierce points on most sections or number of holes on a section. Further details on how work was performed are unavailable at this time.

Sampling and Analysis

Assay intervals were commonly based on 1.5 metres intervals, although interval widths were also controlled by geological, structural or mineralogical contacts.  All cores were half-split by a member of the GH. For security, the GH is a police branch and has the resources available to protect and secure its property as required. The samples were transported by truck from the field to the Government labs in Chengdu by members of the GH.

No sample collection was permitted in the current due diligence study conducted in preparation of a Technical Report previously submitted. As a consequence, no independent assays are available for comparison with the Chinese data.  Anecdotal information suggests that a system for duplicate samples was used as checks in the sampling system for the historical sampling on this project.  Samples were sent to the main lab plus other check labs.  The Chinese summary data suggests that between 1999 and 2002, 197 samples were sent as check samples in seven batches over three seasons.  Results ranged between 78.9 % accuracy on one batch and 96.5% on another batch averaging 86.7% accuracy. Other labs checked 137 samples with results of 87.6 % accuracy.

Mineral Resource and Mineral Reserve Estimates

A mineral resource estimate was made by the GH and reviewed by an independent panel of Chinese professionals.  Thereafter a resource calculation was evaluated and a valuation created by an independent group. The independent group consisted of:

(1)

Appraisal Agency: Beijing Headmen Mining Rights Appraisal Firm (License No. 1100002367861(1-1)).

(2)

Appraisers:

(i)

Mr. Li Hongguang, Mining Rights Appraiser, bearing certificate issued by the Ministry of Land and Resources

(ii)

Mr. Peng Shaoxian, Mining Rights Appraiser, bearing certificate issued by the Ministry of Land and Resources

The independent group reviewed the data and the procedure for the resource for suitability and national standards. They found the resource estimation to be conducted within their regulations and standards. The estimation adheres to “Classification of Solid Mineral Resources and Ore Reserves” promulgated by the State Monitoring Bureau of Quality and Technology of China.  The results of the Chinese calculation for Yangshan Anba Property are shown below.  According to Canadian National Instrument 43-101, the resources reported below must be considered conceptual in nature as there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property.

Vein#	Ore body#	Resource Category	Resource of Ore (t)	Average Grade (grams per tonne)	Average Width (m)	Gold Metal (t)
305	305-I	333	8453500	6.07	4.83	51.308
314	314-I	332	724921	5.89	9.24	4.267
		333	5938028	5.36	5.51	31.799
307	307-I	333	13186	4.94	1.04	0.065
	307-II	333	86716	3.22	1.41	0.279
313	313-I	333	481086	3.36	2.39	1.616
	313-II	333	13491	6.97	1.91	0.094
	313-III	333	327521	3.59	2.46	1.176
	313-IV	333	32687	3.2	5.56	0.125
319	319-I	333	8361	3.41	1.79	0.028
	319-II	333	21720	3.35	1.62	0.073
322	322-II	333	18636	4.25	1.46	0.079
323	323-II	333	20552	4.00	3.27	0.082
TOTAL		332	724921	5.89		4.267
		333	15415484	5.62		86.724
		332+333	16140405	5.64		90.991

The Chinese resource estimation was created using a polygonal method in vertical long section planes parallel to the general strike of the deposit. There were ten structural units estimated with 305 and 314 being the largest Zones. There were 68 individual polygons created for the Chinese estimate. It is assumed that the Chinese base their criteria on the Chinese mining and exploration experiences.  The following a list of criteria used to for the resource estimation

•

Cut-off for composite: ≥ 1grams per tonne

•

Minimum Polygon Grade: ≥3 grams per tonne

•

Average Grade of Deposit: ≥5 grams per tonne

•

Minimum Mineable Width: 0.8 metres

•

Minimum Width of Internal Waste: ≥2 metres

With the above criteria the polygons were created and modified to meet the above criteria.  The delineation and inference of ore bodies is based on “Classification of Solid Mineral Resources and Ore Reserves” promulgated by the State Monitoring Bureau of Quality and Technology of China.

Delineation of ore body

Delineation of ore body strictly follows geological conditions and economic index. In principle, all samples with grade equal or greater than cut-off grade will be included in resource calculation. In cases that grade of individual exploration work and block is reduced to less than minimum economic grade, low-grade samples at margins will be excluded to meet the minimum economic grade.  All the samples of internal waste with length greater than the maximum allowable width have to be excluded in resource calculation.  Ore bodies are connected with direct lines between individual exploration works in the same structure and mineralization zone.

Inference of ore body

When ore body is intersected in one exploration work and is not intersected in the neighboring exploration work along strike, the ore body will be inferred to one half of the distance between the two exploration works. When there is no control of exploration works along strike or dip directions, the boundary of ore body will be inferred to one fourth of the distance of the space of the exploration works.

Resource Categories and Block Delineation

Categories of resource and delineation of blocks are based on the state standard “Classification of Solid Mineral Resources and Reserves” promulgated by the State Monitoring Bureau of Quality and Technology (GB/T11766-1999).  The two major ore veins 305-I and 314-I are simple in form and gold is evenly distributed in the ore zones. The width of the zone is stable.

For resource estimation of resource category 333** in the major ore veins, intersection in surface exploration works* is inferred to 50metres outwards along strike and that in deep exploration works* is inferred to 100 metres along strike and 80 metres along dip direction.   Major considerations include:

1)

Delineation of blocks is basically according to the 400 metres space of the exploration lines.

2)

Occurrence of ore vein is similar in one block.

3)

Ore vein is continuous without significant displacement of faults in one block.

4)

The category of resource is the same in one block.

(*)

“Exploration works” means any drilling intercepts, trench sample, underground sampling.

(**)

“Category 333” is a Chinese Government resource ranking description, the lowest resource category in the Chinese system.

The intercepts used to estimate the grade and volume of zones 305 and 314 are listed below.

INTERCEPT COMPOSITE	True Width (m)	Horizontal Width (m)	Grade grams per tonne
BT513	2.98	3.9	5.94
BT515	8.21	10.73	8.21
BT549	5.58	7.07	3.74
CM352	1.05	1.49	3.17
CM352	4.221	5.97	4.21
PD311	4.6	6	2.98
TC313	3.17	5.04	4.33
TC351	1.17	1.45	1.78
TC371	1.32	1.42	3.14
TC507	3.6	5.1	4.76
TC509	9.44	11.61	4.23
TC555	7.63	10.22	4.67
TC559	11.98	13.07	5.75
ZK001	2.53	2.82	6.82
ZK001	1.26	1.41	1.32
ZK0115	0.71	0.82	8.3
ZK035	3.76	4.68	14.35
ZK041	1.1	1.23	1.08
ZK043	1.04	1.15	6.26
ZK059	0.82	1.01	1.24
ZK073	18.33	21.66	9.88
ZK073	1.66	1.96	1.66
ZK093	11.26	13.79	8.41
ZK111	2.08	2.43	4.06
ZK133	4.5	4.94	2.96
ZK133	0.86	0.94	0.86
ZK139	1.46	1.6	3.38
ZK170	6.03	6.44	4.72
ZK211	9.82	11.48	5.02
ZK251	1.32	1.53	3.84
ZK291	1.56	1.98	9.94

Intercepts used for Zone 314 are listed below.

INTERCEPT COMPOSITE	True Width (m)	Horizontal Width (m)	Grade grams per tonne
BT505	7.48	8.7	3.61
BT515	8.27	10.81	6.67
CM01	4.52	4.95	5.37
CM03	19.83	22.9	6.17
CM05	14.75	18.01	8.72
CM331	21.8	22.8	6.65
PD311	4.26	4.89	3.26
TC331	3.23	3.98	4.37

INTERCEPT COMPOSITE	True Width (m)	Horizontal Width (m)	Grade grams per tonne
TC351	1.22	1.5	2.06
TC503	13.6	15.9	7.04
TC559	4.72	8.96	3.35
ZK003	2.95	3.26	2.74
ZK0115	0.87	1.09	2.14
ZK035	7.75	10.62	3.1
ZK043	2.26	2.52	3.34
ZK059	2.33	3.05	4.78
ZK073	1.72	2.1	2.15
ZK091	6.14	8.42	3.64
ZK093	1.93	2.64	4.45
ZK139	0.98	1.26	4.2
ZK170	5.15	5.49	3.77
ZK211	7.45	8.72	4.6
ZK251	0.81	0.95	4.02
ZK291	2.1	2.57	2.17

The Chinese resource was calculated to the edge of the property line so there is no room on the property for strike extension and there is limited down dip extension (estimated about 250 metres available for down dip) of the resource at this time due to property boundary.

Company Exploration Program

The Company will participate in the detailed exploration and development of the Anba gold deposit through its interest in Yangshan Gold Mining Co., Ltd.  An exploration program was recommended for 2005 and 2006 and has now been deferred to 2006.

2005 Exploration Program

No exploration was undertaken in 2005.

2006 Exploration Program

The Company, together with its partners, plans to participate in the detailed exploration and development of the Anba gold deposit through its interest in Yangshan Gold Mining Co., Ltd.  During 2005, the Company plans to complete the following work program:

-

verify all raw data including re-sampling core for data consistency;

-

twin several holes and sample using a diamond saw and compare to the original drill sampling;

-

obtain mineral exploration rights to the ground immediately adjacent to the current property boundary;

-

set up and operate an exploration program to Canadian standards;

-

commission a new resource estimate with new data;

-

negotiate for other properties along trend;

-

continue with environmental, metallurgical studies and research; and

-

initiate work towards a scoping study.

The Company is currently awaiting government approval of the joint venture and will not undertake any exploration until the necessary approvals are received

BYC GOLD PROPERTY

On November 18, 2002, the Company entered into an agreement with the Inner Mongolian Bureau of Non-Ferrous Metals and Exploration, the license holder of the BYC gold project, to acquire a majority interest in the BYC gold project located in central Inner Mongolia, China.  In July 2003, the Company and the Inner Mongolia Bureau of Non-Ferrous Metal Exploration formed the Inner Mongolia Huayu-Minco Mining Co. Ltd. to explore and develop the BYC gold project.  In October 2003, the Company entered into a joint venture with New Cantech Ventures Inc. (“New Cantech”).

In 2003, Minco Mining entered into a letter agreement with New Cantech whereby New Cantech acquired two options to acquire up to a 60% interest in Minco Mining’s BYC Gold project in Inner Mongolia, China.

The first option is exercisable to acquire a 51% interest in the BYC property by issuing 500,000 common shares in the capital stock of New Cantech and by spending $2.4 million in exploration over three years. The agreement was amended in March 2004 and in April 2005 so that New Cantech could exercise the first option by issuing to Minco Mining 500,000 common shares in the capital stock of New Cantech and by incurring a total of 12 million RMB (approximately $1.76 million) in three installments as follows:

1)

2 million RMB (approximately $294,000) on or before March 22, 2005, which has been completed;

2)

4 million RMB (approximately $587,000) on or before March 22, 2006 of which $139,843 had been advanced as of June 30, 2005; and

3)

6 million RMB (approximately $881,000) on or before March 22, 2007.

The second option is exercisable to acquire a further 9% interest in the property by bringing the project to pre-feasibility stage. The BYC project has all permits necessary to pursue exploration on this property.  Pursuant to the letter agreement, New Cantech has issued to Minco Mining common shares of New Cantech as follows:

•

September 2005 – 50,000 common shares at $0.30 per share for $15,000;

•

May 2005 - 100,000 common shares at $0.21 per share for $21,000; and;

•

Year ended December 31, 2004 - 250,000 common shares at $0.34 per share for a value of $85,000 and 100,000 common shares at $0.37 per share for a value of $37,000

This large property covers approximately 100 individual gold showings related to shear-hosted fracture systems within or peripheral to an elongate granite intrusion. The focus of recent exploration has been the “North Zone”, which is located on the north-west contact of the granite intrusion. Illegal local miners had removed approximately 400,000 tonnes of near surface oxide ore before being expelled by authorities. In New Cantech’s program, six diamond drill holes were drilled in 2004 aggregating 1,434.5 metres in the North Zone and its north-east projections.  Geological mapping, trenching and sampling was completed in 2004 and 2005 to supplement diamond drilling information and contribute to understanding controls on mineralization.  A diamond drill program consisting of 1,500 metres was initiated in Q4 of 2005.  This program tested new areas of mineralization exposed by illegal mining activity and follow-up on intersections from previous drilling.  Assays were pending as of year end.  On April 7, 2005, Inner Mongolia Huayu Minco Mining Co., Ltd. received two Reconnaissance Survey Exploration Permits from the Ministry of Land and Resources of China on the properties as follows:

a)

Houxiaonuqi gold property in Wulateqianqi of Inner Mongolia (Permit No. 0100000520051 expiring April 7, 2007); and

b)

Dongwufenzi gold property in Wulateqianqi of Inner Mongolia (Permit No.  0100000520052 expiring April 7, 2007).

Total expenditures funded by the Company from inception to December 31, 2004 were $54,783.  Total expenditures funded by the Company from inception to December 31, 2005 are $700,063.

Property Description and Location

The BYC gold project is located at the central section of the north margin of the North China Platform and the eastward extension of the well-known Tianshan metallogenic zone in China.  The zone hosted several important gold-producing regions in North China and extends to the famous gold metallogenic zone in the former Soviet Union republics where several world-class gold deposits have been developed.  The project area is about 50 kilometres northwest of Baotou, the largest rare-earth producing city in the world, and very close to a railroad that connects to the national railway system.  The original discovery of gold was made in late 1980s by follow-up of a regional geochemical gold anomaly that covered an area of more than 100 square kilometres.  More than 100 surface gold showings were delineated in an area 12 kilometres long and 3 kilometres wide.  Some of the showings returned very high values. Like many areas of new gold discoveries this triggered the widespread illegal artisanal mining activities for the surficial portions of the gold showings over the entire area. Recently, all the illegal mining activities at BYC gold project were banned by the government as a nationwide law enforcement program.

Geological Setting

The BYC gold project occurrence is a structurally controlled shear hosted auriferous vein system, which develops at or near the contact of a Mesozoic granodiorite with early Proterozoic sedimentary and volcanic rocks.  All principal-mineralized zones on BYC concession are either shear hosted or extensional veins.  Most of these structures are located within well-formed planar brittle-ductile shear zones with very good surface continuity.  Based on the distribution of the auriferous veins at surface, at least four major structural and auriferous zones are identified with strike lengths ranging from 700 metres to more than 1,500 metres.  The grade of auriferous veins occurred in the Proterozoic sedimentary and volcanic sequence are generally from 1 gram per tonne to 8 grams per tonne gold.  Higher grades were detected where the auriferous veins occurred in the granodiorite intrusions (the inner contact zone) with significant values as high as 71 grams per tonne gold over 9 metres and 14.5 grams per tonne gold over 4 metres.

Exploration and Development Operations

2004 Exploration Program

During 2004, exploration focused on two gold zones outlined in previous programs.  In July 2004, New Cantech conducted an exploration program under the supervision of Mr. Folk.  Work consisted of drilling, geophysics, geochemical soil sampling, surface trenching, and geological mapping over the property, which has in excess of 100 gold showings.

A magnetic survey was completed over the North Zone and new trenches were dug across the zone.  Sampling was initiated in a newly discovered gold zone 1.5 kilometres north east of the North Zone and on the same structural trend, where local miners have been active.  A total of 1,434.5 metres of drilling were completed in six holes.  Fire assays received for holes 1, 2, 4, 5 and  6 had the following significant intervals:

HOLE #	DIP	LENGTH	FROM (M)	TO (M)	INTERVAL (M)	GEOCHEM ASSAY ppb Au	FIRE ASSAY Gm/t Au
1 Includes	-47	294.5	132.5 132.5	285.2 159.4	152.7 26.9	682 737	0.633 0.947
2	-66	240	58.7	71.4	12.7	365	1.12
4 Includes Plus	-47	321	241.8 246.5 317	292.4 274.6 318.5	50.6 28.1 1.5	522 706 1448	1.01 1.54 4.92

HOLE #	DIP	LENGTH	FROM (M)	TO (M)	INTERVAL (M)	GEOCHEM ASSAY ppb Au	FIRE ASSAY Gm/t Au
5 Plus	-47	252	61.2 97.1	73.5 98.6	12.3 1.5	488 1304	0.34 1.36
6	-50	147	70.0	71.7	1.7	146.0	38.08
Plus			97.7	99.2	1.5	54210	73.70 (*)

(*)

Average of two fire assays.

Hole 2 was drilled below the plunge of the mineralized zone.  True widths have not been determined at this stage.

Gold-bearing low-sulfide, shear and tension related quartz veins occur where a zone of regional shearing cross-cuts irregular bodies of K-spar rich Mesozoic granite of the North Zone.  The area of interest represents the northeasterly extension of a historical mining zone.  Drilling, core logging and sample splitting were done under the supervision of Mr. Folk.  The intervals reported consist of NQ-2 and BQ core sizes which were split by diamond saw under close supervision.  Samples were stored in a secure, locked storage area and then transported by company truck to Baotou, Inner Mongolia.  The samples were then shipped by train to the Institute of Geophysical and Geochemical Exploration in Langfang, Hebei Province which performed sample preparation and geochemical analyses.

This laboratory is certified by the China National Accreditation of Registrars to be International Organization for Standardization ("ISO") 9001:2000 compliant.  Prepared pulps of the same samples were then sent to The Sub-Institute of Analytical Chemistry, Beijing General Research Institute of Mining and Metallurgy in Beijing. Fire assaying of the samples using standard techniques was then performed and have been reported above.  This laboratory has been assessed by the China National Accreditation Board for Laboratories and found to be compliant using standards identical to ISO requirements.  Both of the above laboratories were examined by Mr. Folk and were found to be similar to accredited assay laboratories in Canada.

2005 Exploration Program

The program in 2005 consisted of compilation of all available data for the North Zone.  Approximately 1,500 metres of drilling was completed along the northeast strike extent of the North Zone to better define grade and geometry of this extensive gold bearing area.

2006 Exploration Program

The drilling program in 2005 was successful in confirming the continuity of the gold-bearing structure extending northeast from the area of old mine workings that was drill-tested in 2004.  More detailed structural mapping will be completed in the spring of 2006 followed by further drilling of structural targets.

GOBI GOLD PROPERTY

The Company acquired its earn-in rights to the Gobi gold project, located in western Inner Mongolia in the south Gobi Desert, China, in 1999.  The Company has the right to acquire a 75% equity interest in Damo Mining Co. Ltd., who was assigned the licenses on the project, by spending approximately US$2,500,000 on exploration and development over four years.  Total expenditures funded by the Company from inception to December 31, 2004 are $1,472,158.  Total expenditures funded by the Company from inception to December 31, 2005 are $1,487,540. The Company earned a 54% project interest to date as at December 31, 2004 and as at December 31, 2005 earned a total interest of 57%.

During 1998 a regional exploration and property evaluation was carried out in the Inner Mongolia on the Gobi gold project culminating in the joint venture agreement in 1999 between the Company and the Exploration Institute of Land and Resources of Inner Mongolia ("EILR").  In 1999, the Company and EILR created Inner Mongolia Damo Mining Co. Ltd., a fully-licensed Sino-foreign co-operative joint venture ("Damo Mining"), to explore for metallic  mineral  deposits within the Inner Mongolia Autonomous Region. Initially, Damo Mining will focus on exploring its existing license holding that covers 550 square kilometres. The Damo Mining joint venture agreement allows the Company to earn up to a 75% interest in joint venture by spending US$2.5 million on exploration on the Gobi gold project over four years.  In the event the Company does not spend the specified amounts, its interest in the joint venture agreement may be subject to being capped by a predetermined formula as set out in the joint venture agreement.

Inner Mongolia Damo Mining Co., Ltd.

Damo Mining was formed in 1999 and operates pursuant to a Sino-foreign co-operative joint venture contract between EILR and the Company.  Under the terms of the joint venture contract, Damo Mining's board of directors consists of seven directors of which the Company has the right to select four directors, including the chairman.  The Company has selected Messrs. Ken Cai, William Meyer, Robert Callander and Ruijin Jiang as its representatives.  EILR has the right to select the remaining three directors.  Due to the Company's majority ownership and majority representatives on Damo Mining's board, the Company controls Damo Mining's operations in the ordinary course of business.

However, the following transactions by Damo Mining require the unanimous approval by its board: (i) terminating or dissolving Damo Mining; (ii) selling or mortgaging assets that have a value of 10% of Damo Mining's  assets; (iii) increasing or decreasing Damo Mining's registered capital; (iv) borrowing by Damo Mining; (v) merging Damo Mining; (vi) guaranteeing on behalf of Damo Mining; and (vii) establishing organizations under the board.

Property Description and Location

The 550 square kilometre Gobi gold project is located in the Gobi Desert of western Inner Mongolia, approximately 300 kilometres north of Yinchuan, the capital city of the neighboring Ningxia Province, and 900 kilometres northwest of Beijing.  The Gobi gold project is situated along the eastern extension of the Tian Shan Gold Belt, which hosts important deposits in Uzbekistan and Kyrgystan to the west.  World-class, sediment-hosted gold deposits occurring in the Tian Shan Gold Belt include Murantau with a resource of 140 million ounces gold (site of the Newmont Dump-Leach Project), Kalmakya with 26 million ounces gold and 13 million tons of copper, and Kumtor with 13 million ounces gold which is a Cameco operated mine.  The Gobi gold Project is the culmination of a series of regional exploration programs undertaken by the EILR. EILR carried out a broad program of stream and drainage sampling.  This program highlighted several areas with gold concentrations some of which were followed up by mapping, prospecting and more closely spaced geochemical sampling.

Geological Setting

The Company believes that the potential for discovering more extensive, near surface skarn mineralization is good, given the limited exploration that has taken place beyond the surficial oxide zones. An initial  program of detailed ground  magnetic  surveys  combined with geological mapping  was  completed  to  give  better  resolution  of  features  controlling mineralization.

Other prospects identified in the license blocks from regional geochemical surveys have had limited to no follow-up work. Known mineralization is developed in calcareous sedimentary units and proximal to small felsic intrusions.  Field examination of two prospects visited in 1999 showed features indicative of skarn style mineralization.

The 2000 exploration program involved ground magnetic surveys and geological mapping over the two identified skarn prospects to establish drill targets. Field-checks of the remaining geochemical anomalies were conducted.  The 2002 drill program tested results from previous exploration programs and 2003 fieldwork involved more drilling on the most favorable targets.  Total expenditures from inception to December 31, 2005, funded by the Company were $1,487,540 as compared to $1,472,158 as at December 31, 2004.

Exploration and Development Operations

Environmental Considerations

The exploration activities proposed for the Gobi gold project, including potential drill testing of new anomalies, will result in little surface disturbance,  and standard reclamation procedures will be used for areas such as trenches or drill pads.  The Company does not believe that there will be any potential environmental liability arising from these activities.

2005 Exploration Program

As of year end 2004, definitive joint venture contracts had been signed and sent to the Chinese government for approval, including the business license and exploration permits.  A comprehensive technical database is currently being constructed on the deposit.  Minco Silver initiated a 2,500 metre step-out and in-fill drilling program late in 2005 using 3 drill rigs.  This drilling program is part of a larger program that will continue through the first half of 2006.

2006 Exploration Program

The drilling program that began in late in 2005 will continue with the goal of expanding known resources and providing in-fill holes so that an indicated resource can be calculated and pre-feasibility studies initiated.

MINCO SILVER

FUWAN SILVER PROPERTY

On May 26, 2004, Minco Mining announced that it had signed a 30-year joint venture agreement with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan silver property adjacent to Minco Mining’s Changkeng gold property in Guangdong Province, China.

The JV was to acquire the Fuwan Silver property exploration permit, through Minco China, from No. 757 Exploration Team. The value of the exploration permit has been appraised at 10,330,000 RMB (approximately $1.52 million) by an independent valuator, and confirmed by the Ministry of Land and Resources of China. The JV is to pay the 10,330,000 RMB for the exploration permit in three installments within 24 months of the title transfer. The balance will be used for project exploration and feasibility studies on the Fuwan Silver Project.

Minco Silver entered into a contract dated January 10, 2006 to explore and develop the Fuwan Silver Property.  The contract was entered into by Minco Silver and the Guangdong Geological Exploration and Development Corporation (“GGEDC”) to acquire GGEDC’s 30% interest in the Fuwan Silver Project.  Minco Silver will pay the GGEDC an additional 30% of the evaluated value (10.33 million RMB, or about $1.5 million) of the Fuwan Deposit. With the current existing 70% interest owned by Minco Silver, Minco Silver now owns 100% of the interest of the entire Fuwan Silver Project, including a total of three exploration permits covering a total of 205.63 km2 and the Dadinggang Application.

Minco Silver will be responsible for 100% of the exploration and development expenditures on the Fuwan Silver Project, while GGEDC will retain a 10% net profit interest and provide services and technical support to the Company.  As of the date of this Annual Report Minco Silver owns 100% of the Fuwan Project.  Minco Silver will not proceed with the incorporation of the joint venture company for the Project.  Minco Mining (China) currently holds all the above exploration permits on behalf of the Company.

The Fuwan Property consists of three components:

(i)

the resource properties which are the subject matter of the Fuwan exploration permit;

(ii)

the resource properties which are the subject matter of the new exploration permits; and

(iii)

the Changkeng Silver Interest.

Minco China acquired three silver properties on behalf of the Company. On April 7, 2005, Minco China received three Reconnaissance Survey Exploration Permits from the Ministry of Land and Resources of China on the properties as follows:

a) Guanhuatang silver and multi-metals property;

b) Luoke-Jilinggang silver and multi-metals property; and

c) Guyegang-Sanyatang silver and multi-metals property.

These three exploration licenses are located in the Sanzhou basin, Guangdong Province, China. Two exploration licenses, the Luoke-Jilingang (75.55 sq. km.) and the Sanyatang (91.91 sq. km) with a total area of 167.46 sq. km, cover the major part of the Northeast-trending Fuwan Silver belt which hosts the known gold and silver occurrences in the Sanzhou basin, including Fuwan Silver and Changkeng Gold properties.

Several gold-silver soil anomalies have been discovered on the two licensed areas. Major silver showings were discovered in the Luzhou and Dieping areas through the following-up of the anomalies by the 757 Exploration Team.  The Guanhuatang license consists of a total area of 37.38 sq. km located at the south margin of the Sanzhou Basin and covers several silver-copper-lead-zinc occurrences. Exploration work is quite limited in this area.

On April 22, 2005, the application submitted by No. 757 Exploration Team and Minco China for the transfer of the Exploration Permit for Reconnaissance Survey on the Fuwan Silver Property was considered in accordance with all the state’s requirements for a title transfer and approved by the Department of Land and Resources of Guangdong Province thereby approving the transfer application.   Minco Silver completed 2 verification drill holes on the Fuwan silver project located in Guangdong, China to verify results of drilling reported by the 757 Exploration Team.

Drilling was supervised by Minco China’s staff and logging and sampling was undertaken by Minco China’s project geologist.  Samples from the verification drill holes were analyzed by fire assay (FA) at the Beijing General Institute of Mining and Metallurgy.

In April 2004, Minco Mining hired Mr. Lyle Morgenthaler, B.A.Sc., P.Eng. to prepare a technical report under the guidelines of Canadian National Instrument 43-101 on the project.  The Changkeng 43-101 report dated May 27, 2004 was filed with SEDAR on May 31, 2004.  On August 22, 2005, the Company retained the services of P & E Mining Consultants Inc. to prepare an updated Technical Report on behalf of Minco Silver under the guidlelines of Canadian National Instruments 43-101 on the Fuwan Silver Project.  Minco Silver filed the 43-101 Report on November 4, 2005 via SEDAR.  The information contained below is derived directly from the 43-101 Geological report prepared by P & E Mining Consultants Inc.

Description and Tenure

The Fuwan  Property is approximately 45 kilometres southwest of Guangzhou, the capital city of Guangdong Province, China with a geographic location of 112° 49'E and 23° 01'N. The property is comprised of four contiguous exploration permits. Minco China also holds one isolated permit lying due south of the other four and known as the Guanhuatang property. The resource estimate for the Fuwan Property as described in the Technical Report does not include the Guanhuatang property.

The four contiguous permits cover the Fuwan Silver deposit, the Changkeng Gold deposit and the Luoke-Jilinggang and Guyegang-Sanyatang Ag-Polymetal mineralization occurrences along the strike extensions of the Fuwan Silver deposit. The isolated permit to the south is a reconnaissance exploration permit for Ag and polymetals. A sixth permit, the Dadinggang Permit, which covers the north east extension of the Fuwan Silver deposit has been applied for and is currently in the approval process with the Ministry of Lands and Resources.

The property area is located across the boundary of two adjacent counties, with its gold mineralization within Gaoyau County (now called Gaoyau City) and most of its silver mineralization within Gaoming County (now called Gaoming City).

Location, Climate Access, Infrastructure and Physiography

Location & Access

The Fuwan Property is approximately 45 kilometres southwest direct distance from Guangzhou, the capital city of Guangdong province. Access to the property is excellent via the Guangzhou-Zhuhai highway which passes through Gaoming City. Travel time from the Guangzhou airport to Gaoming City is approximately one hour and fifteen minutes. The property is located 2 km northwest of the town of Fuwan, population 30,000 and is accessed via a gravel road. The town of Fuwan is well connected by paved highway and expressways to the major cities, including Guangzhou (70 km highway distance), Gaoming (15 km), and Jiangmen (60 km), (see Figure 4-1). The Fuwan Property is also accessible by waterway on the Xijiang River, which can reach major cities like Guangzhou, Zhaoqing and Jiangmen, as well as international waterways in the South China Sea.

Climate and Physiography

Topography of the area is characterized by low hills from 60 to 90 m above sea level (asl) with the highest peak at 133.3 m asl. Outcrops are scarce and most of the area is covered with 5-10 m of overburden where vegetation is dense. The area is hot and humid with an annual average temperature of 21.5°C and annual precipitation of 1681 mm. Surface water and ground water are abundant in the area.  Like most of the coastal areas in Southeast China, the area is densely populated.

Local residents are mainly engaged in farming and there are abundant rectangular aerated ponds for fish farming dotting the landscape. The labour force is composed of local residents and a large number of immigrants from inland provinces and is sufficient for various industry needs in the area.

Infrastructure

The town of Fuwan is located 2 km SE of the property along a dirt road which connects it to a major highway system. Electrical power, water, telephone and supplies can be obtained in the town. General labour is readily available but labour more specialized in mining would need to be recruited and/or trained. The property is large enough to accommodate potential tailings, waste disposal areas and potential processing plant sites.

History and Previous Exploration

Previous Exploration

Since 1949, mineral exploration in China has been undertaken at all scales by teams of geologists and engineers. Each team was responsible for a certain region and within each team there were sub-teams with specific mandates such as geology, geochemistry, mineral deposit evaluation, diamond drilling etc.  There is no historic record for mining in the property area before the discovery of gold in early 1990. Illegal artisanal mining began in 1991 and most of the oxidized portion of the mineral zones between Lines 3 and 4 on the property were mined out.

From 1994 to 2003 the Fuwan Property was under the ownership of the Guangdong Department of Lands and Resources. In September 2003, land title was transferred to the 757 Geo-Exploration Team of Guangdong Province. In July 2005, the Fuwan permit was transferred to Minco-China. Once the paperwork is processed, this permit and the other exploration permits presently held by Minco-China in the Fuwan area will be transferred to the Joint Venture. At December 31, 2005, Minco Silver held 70% of the Joint Venture and the GGEDC owns 30%. In order to explore the Changkeng Permit area, the Guangdong Minco-Jinli Mining Company Joint Venture was formed in April 2004. Minco Mining holds 51% and four other parties hold the remaining 49% (see section on Property Location and Tenure for detailed ownership in the Joint Venture).

A brief history of recent exploration is detailed below:

1959-1971: Geological exploration for pyrite, coal and uranium was carried out intermittently by different geological teams.

1986-1989: Regional Geological Survey Team of Guangdong Bureau of Geological Exploration conducted a regional stream sediment sampling program at a 1:200,000 scale. Significant gold and silver geochemical anomalies were delineated in the Changkeng-Fuwan area. The Au-Ag anomalies were followed up with detailed soil sampling at a 1:50,000 scale, which demonstrated good potential for gold and silver mineralization in the area.

1990-1994: The Changkeng gold and Fuwan silver deposits were discovered in 1990 during the follow up of the 1:50,000 soil geochemical anomalies by the 757 Geo-Exploration Team. Detailed exploration was conducted at the Changkeng-Fuwan gold and silver zones and the adjacent area from 1990 to 1995.

1990: Report on Reconnaissance Investigation of Gold Mineralization in Changkeng, Gaoyau county, Guangdong province was completed by the 757 Geo-Exploration Team.

1992: A geochemical soil sampling and mercury survey over the Luzhou-Shizhou area lying 24 km to the south of the Changkeng-Fuwan deposit was conducted at a 1:10,000 scale.  Test drilling over two geochemical anomalies intersected silver mineralization at Dieping and Luzhou areas.

1992-1993: Geological exploration was carried out at the Luzhou Pb-Zn occurrence. Beginning of diamond drill programs by the 757 Geo-Exploration Team. A silicified structural breccia was intersected at the contact between Triassic and Carboniferous sedimentary sequences in drill holes. Two gold veins and one silver vein were discovered at depth.

1993: Seismic and electrical surveys were conducted along 9 profiles over the Luzhou-Shizhou area. Sections with good potential for gold and silver were delineated and diamond drilled.

October 1993: Prospecting of Changkeng gold deposit was completed by the 757 Geo-Exploration Team and a total resource (Categories D+E, as per the Classification of Solid Mineral Resources and Reserves of the State Monitoring Bureau of Quality and Technology of China) of 30.49 t of gold was delineated between Exploration Lines 16 and 27.

1993-1995: Prospecting of Fuwan silver deposit was conducted by the 757 Geological Exploration team and a total resource (D+E as above) of 5134.6 t silver was reported.

April 1994: Detailed exploration on the central section between exploration lines 8 and 15 and above elevation -15m was completed and 5t gold was delineated as category C+D (measured reserve) as per the Classification of Solid Mineral Resources and Reserves of the State Monitoring Bureau of Quality and Technology of China.

A total of 27,110 metres of core was drilled on the Changkeng-Fuwan deposits from 1991 to 2005. There were 16 holes drilled on the Fuwan property, totalling 4,247 metres, 97 holes on the Changkeng gold portion totalling 15,480 metres, and an additional 27 holes totalling 7,385 metres on the surrounding mineral lease. Barrick Gold Corporation drilled 11 holes; eight of the Barrick holes were drilled between sections 7 and 24 within the Changkeng License area (included in the 97 holes) and the other three holes were drilled as follow up to Hg geochemical anomalies outside the license area.  There were many trenching programs undertaken on the property, as well as 2 holes drilled for the purposes of a metallurgical test on the Fuwan silver portion. Geotechnical data were collected, including core recovery, RQD and structural logging. Collar locations were surveyed using an EDM station with a survey accuracy of ±0.12m.

Previous Estimates

The gold resources on Changkeng were classified according to the Classification of Solid Mineral Resources and Reserves of the State Monitoring Bureau of Quality and Technology of China. A total resource of 30.49 t gold (Categories D+E, as per the Classification of Solid Mineral Resources and Reserves of the State Monitoring Bureau of Quality and Technology of China), was delineated between exploration lines 16 and 15. The D category resource was defined by 80x80m grid drilling and trenching and category E was defined by 160x160m grid drilling.

A total silver resource on Fuwan (Category E) was estimated by the 757 Geo-Exploration team as 5134.6 t silver between exploration lines 54 and 75 (a regional estimation). These resource calculations were done by the Chinese in 1995 before the application of Canadian National Instrument 43-101.

The Chinese classification system is not considered comparable to current CIM definitions and as such the resources are no longer considered relevant and have been replaced by the Canadian National Instrument 43-101 compliant resource as reported in Section 17.0 of this report.

Geological Setting

Regional Geology

The Changkeng-Fuwan gold-silver deposits are located at the northwest margin of a triangular Upper Paleozoic fault basin, at the margin with the north east trending Shizhou fault to the northwest, the east-west trending Dashi fault to the south and the northwest trending Xijiang fault to the northeast (Figure 6-1). Known precious and base metal occurrences and deposits occur predominantly along the margins of the 550 sq. km. basin.

The basin area is comprised of two major sedimentary sequences, the Upper Paleozoic siliceous and argillaceous carbonate sequence and the Mesozoic coal-bearing clastic sequence.

The two units are separated by a low angle fault zone.  Some Chinese geologists have interpreted the contact between Triassic sandstone and Carboniferous limestone as an unconformity along which an interlayer-sliding fault developed. The low-angle fault zone at the northwest margin of the basin hosts the known gold and silver mineralization in the Changkeng-Fuwan area and its southwest and northeast extensions.

Mesozoic granite occurs only at the southeast corner of the basin area. There are no outcrops of intrusive rocks at Changkeng-Fuwan and its adjacent area. Late Mesozoic granites are observed along the south margin of the Sanzhou basin.

Fuwan Property Geology

Host rocks of the Changkeng-Fuwan deposits consist of Lower Carboniferous limestone and Upper Triassic terrestrial clastic rocks.

1.

Lower Carboniferous Limestone Sequence:

Lower:

Neritic gray and dark-gray thickly-bedded bioclastic limestone;

Middle:

Terrestrial grey-whitish and reddish quartz sandstone intercalated with grey calcareous siltstone, mudstone, carbonaceous shale and coal;

Upper:

Gray and dark-grey medium to thickly bedded argillaceous limestone and mudstone; light-grey brecciated bioclastic limestone intercalated with yellowish silicified limestone and silty mudstone. Some gold mineralization and most silver mineralization occurs in the brecciated bioclastic limestone.

2.

Upper Triassic Clastics

The Upper Triassic clastics are comprised of variegated sandstone, sandy conglomerate and conglomerate, dark-grey mudstone, carbonaceous mudstone and siltstone.

The major structural control of the Changkeng-Fuwan deposits is an open syncline with its axis trending northeast. A low angle fault zone is developed along the contact between the Lower Carboniferous unit and the Triassic unit. The fault zone is from several metres to tens of metres in width and is occupied by lenticular brecciated and silicified rocks, brecciated limestone, and silicified sandy conglomerate.

The fault zone may have acted as both a feeder conduit and a host structure for the gold and silver mineralization in the area. A set of second-order faults parallel to the major fault were developed in the limestone at the footwall. Silver mineralization also occurs in the second-order faults.

The upper parts of the Lower Carboniferous carbonate sequence and the lower part of the Upper Triassic clastic rocks are structurally brecciated and mineralized with gold and silver within the fault zone. Gold mineralization and silver mineralization are closely associated spatially but occur at different positions in the low-angle fault zone. Most gold mineralization occurs in the Triassic clastic rocks while most of the silver mineralization occurs in the brecciated, siliceous fault zone which separates the two units. There is also a smaller volume of silver mineralization associated with fractures parallel to the main fault and lying within the bioclastic limestone of the Lower Carboniferous sequence.

Typical alteration associated with the Changkeng-Fuwan gold-silver deposits includes silicification, clay (mainly illite), barite, fluorite, carbonate and pyrite. Alteration developed predominantly within the major fault zone between the Carboniferous limestone and Triassic clastic rocks and the second-order faults at the footwall. Silicification and sulfide mineralization are most closely associated with gold and silver mineralization.

Deposit Type and Model

The Changkeng-Fuwan gold and silver deposits may be considered as sediment hosted, epithermal deposits. The author has visited several Carlin deposits, (Goldstrike, Cortez, Dee, Getchell) and while there is no suggestion that the Changkeng gold deposit is of the same scale as the Carlin deposits, there are many similarities between the two.

Table 7-1 is an extract from a paper entitled "Gold Deposits and Their Geological Classification" by Robert, F., Poulsen, K.H. and Dubé, B. of the Geological Survey of Canada. The author added in the column on Changkeng.

Comparison of Changkeng Deposit with Nevada Carlin Deposits

CRITERIA	CARLIN TYPE	CHANGKENG
Host rocks

Irregular discordant breccia bodies and concordant strata-bound disseminated zones confined to particular stratigraphic units occurring in carbonate and impure carbonate-argillite facies of continental shelves that have been overprinted by regional thrusting, extensional faulting and felsic plutonism

Brecciated, siliceous rocks on top of bioclastic limestones, thin bedded and laminated, brecciated black material, radiolarian chert, related to Himalayan Tectonic Event
Associated Alteration	Decalcification, silification: may be within zones of argillic and sericitic alteration	Silicification, argillite, calcite, minor fluorite, barite
Metal Association	Sub-micron gold within pyrite, orpiment, realgar, cinnabar, stibnite, highly variable Au:Ag ratios but typically Au < Ag	Disseminated gold, pyrite, orpiment, realgar, stibnite, Au:Ag ratios low
Form of Mineralization	Disseminated sulphides in discordant breccia bodies and strata-bound zones	Disseminated sulphides in concordant to disconcordant breccia bodies and strata-bound zones
Size and Scale of Deposit	1-10 Mt of ore @ 1-10 g/t Au	Currently unknown

The Fuwan silver deposit is characterized by vein and veinlet mineralization within zones of silicification. The predominant sulphide minerals are sphalerite and galena with lesser pyrite, and rare arsenopyrite, chalcopyrite and bornite. Paragarite and freibergite are other important silver minerals in the deposit.  The deposit is poor in gold (< 0.2 ppm).

The Changkeng-Fuwan gold and silver deposits are confined in a fault zone separating a Lower Carboniferous limestone sequence and an Upper Triassic Clastic sequence. Two zones of gold mineralization, (Changkeng Property) Zone 1 and Zone 2, were delineated between exploration lines 15 and 16 at surface. Both zones are trending NE and dip to the SE at 30° to 50° at the upper portion and 15° to 30° at the lower portion of the fault. The two zones merged along both dip directions at depth and strike direction to the northeast. Gold veins occur as lenticular bodies in the brecciated Triassic clastics at the upper portion of the synform zone. The gold zones tend to pinch out toward the hinge of the syncline where they were replaced by silver mineralization at Fuwan.

The greatest volume of silver mineralization lies within the brecciated and silicified fault zone in Zone 1 (lying completely within the fault plane) and Zone 2 (lying partially within the fault plane). Zones 3, 4, 5, and 6 are situated entirely within the footwall limestone sequence and lie along planar fractures in the limestone.

The exploration program will target the fault zone along strike and down dip both east and west of the Fuwan Silver main zone.

Mineralization

The mineralized zones at the Fuwan deposit are currently considered primary mineralization and have been divided into two types:

1

Siliceous (silicified) material: This type of material is grey to dark grey in colour and mainly composed of secondary quartz, illite, argillaceous and carbonaceous material, and pyrite. Fractures and mariolitic cavities were highly developed;

2

Calcareous-siliceous material (silicified limestone): This type of material is light grey to dark grey in colour and is composed of secondary quartz, residual limestone, calcite, and pyrite. The mineralization occurs in the second-order faults in the footwall limestone of the contact zone.

Two specific studies were undertaken on the mineralogy of the deposit, which was studied by thin section microscopy and scanning electron microscopy. These reports were consulted at the offices of the 757 Geo-Exploration Team. Rock types include limestone, silicified limestone, silicified sandstone, carbonate-quartz veins, bioclastic limestone, silicified brecciated limestone, and marble-like limestone. Major silver ore minerals include freibergite, paragyrite, silver-antimony, brongriarite, and argentite; jamesonite as a secondary mineral and eugenite, a Sb-Cu-Ag sulphide mineral, a “black silver” mineral, a silver sulphur mineral, and native silver as minor minerals. The report contains numerous photomicrographs and scanning electron micrographs showing mineral relationships.

A description of Zones 1 to 8 is detailed below.

Zone 1

Zone 1 is the main mineralized body, lying entirely within the siliceous, brecciated fault zone that separates the upper Triassic clastic unit from the Lower Carboniferous limestone unit. Zone 1 is continuous over a strike length of 2,690 m, varying from 1.5m to 23.6m in intersected width with a 5.5m average width. Silver grades vary from 1 g/t to 3,285 g/t with a length weighted average grade of 133 g/t.

Zone 2:

Zone 2 is second to Zone 1 in volume and lies partially within the fault zone and partially outside of it.  It has a total strike length of 1,960 m. The average intersected width is 3.4m, varying from 0.5m to 17.7m. Silver grades range from 1 g/t to 2,200 g/t with a length weighted average grade of 157 g/t.

Zone 3:

Zone 3 lies entirely within the Carboniferous Limestone unit along fractures parallel to the major fault. This zone has a strike length of 1,070m. The average intersected width is 3.9m, varying from 1.8m to 12.1m. Silver grades range from 1 g/t to 1,670 g/t with a length weighted average grade of 170 g/t.

Zone 4:

Zone 4 lies entirely within the Carboniferous Limestone unit along fractures parallel to the major fault. This zone has a strike length of 870 m. The average intersected width is 2.4m, varying from 1.85m to 3.61m. Silver grades range from 3 g/t to 1,940 g/t with a length weighted average grade of 325 g/t.

Zone 5:

Zone 5 lies entirely within the Carboniferous Limestone unit along fractures parallel to the major fault. This zone has a strike length of 630 m. The average intersected width is 2.3m, varying from 1.5m to 2.8m. Silver grades range from 1 g/t to 885 g/t with a length weighted average grade of 215 g/t.

Zone 6:

Zone 6 lies entirely within the Carboniferous Limestone unit along fractures parallel to the major fault. This zone has a strike length of 260 m. The average intersected width is 2.7m, varying from 1.4m to 3.73m. Silver grades range from 2 g/t to 196 g/t with a length weighted average grade of 68 g/t

Zone 7:

Zone 7 lies entirely within the Carboniferous Limestone unit along fractures parallel to the major fault. This zone has a strike length of 820m. The average intersected width is 3.4m, varying from 1.4m to 8.0m. Silver grades range from 4 g/t to 723 g/t with a length weighted average grade of 137 g/t.

Zone 8:

Zone 8 lies entirely within the Carboniferous Limestone unit along fractures parallel to the major fault. This zone has a strike length of 620 m. The average intersected width is 1.5m, varying from 1.3m to 1.7m. Silver grades range from 4 g/t to 289 g/t with a length weighted average grade of 95 g/t.

Exploration and Development

Exploration

The Chinese Government Regional Geological Survey Team (RGST) completed a 1:200,000 scale regional stream sediment sampling program at a sample density of 1 to 2 samples per square kilometre in 1986. The survey led to the identification of the important regional geochemical Au and Ag anomalies in the Changkeng-Fuwan area.

Further detailed 1:50,000 scale soil sampling within the anomalous area and preliminary follow-up of the geochemical anomalies were conducted by the RGST and exploration potential was proved over the Changkeng-Fuwan zone. In 1990, as a normal practice in China at that time, the regional geochemical anomaly data were transferred by the Chinese government to the 757 Geo-Exploration Team, a professional team who would carry out detailed exploration and drilling from the Guangdong Geological Exploration Bureau in Jiangmen City.

The 757 Geo- Exploration team carried out a comprehensive geological exploration program including mapping, trenching, and grid drilling from 1991 to 1993 on the Changkeng portion of the property and subsequently produced a resource calculation for the gold portion of the property.

Trenching and drilling for silver on Fuwan, by the 757 Geo-Exploration team, was conducted between 1993 to 1995. A drilling program at a grid spacing of 160-320 m x 160-320 m was used in estimating the silver resource.  Exploration by Minco Mining began in 2003 with diamond drilling on the Fuwan gold and silver portions of the property.

Drilling

PREVIOUS DRILL PROGRAMS AND INTERPRETATION

A set of cross sections matching the original exploration section spacing were plotted. In order to geologically model the zones, the mineralized contact zone was first modeled as a separate entity. From section to section across the property the contact zone was interpreted based solely on geology, and this zone was used as a guide to model the mineralization. The contact zone shows classic pinch and swell structure, both along and across strike. Six mineralized zones were modeled, and the nomenclature used by P&E does not necessarily match the nomenclature used by Minco Mining.

Zone 1 lies completely within the contact zone, and represents the greatest volume of the six zones. Zone 2 lies partially within the contact zone and partially outside of it. It represents the next greatest volume in the deposit.  Zones 3, 4, 5 and 6 are located along subsidiary structures which trend parallel to the contact zone.  Zone 7 (Lu Zhou) is located 3.5 km SW of and Zone 8 (Jilinggang) is located 1.5km NE of the main Fuwan deposit. These zones all lay within the structural footwall in the Carboniferous limestone, and they mimic the shape of the contact zone with pinch and swell. Little tonnage is represented in these subsidiary zones and there is often one high value which carries the intersection. Widths in these zones average 2.4 metres.

Data Verification

The Fuwan Property was visited by Mr. Eugene Puritch, P.Eng., and Ms. Tracy Armstrong, P. Geo., from August 25th to August 28th, 2005. Data verification sampling was done on the existing drill core, with sixteen samples collected for assay. An attempt was made to sample intervals from a variety of low and high-grade material. It was noted that many of the high-grade silver intervals had a large percentage of core missing. This was presumably because the high-grade silver mineralization was easy to see visually, and choice pieces had been removed by the various groups that had preceded us. The chosen sample intervals were then sampled by taking quarter splits of the remaining half-sawn core. The samples were then documented, bagged, and sealed with packing tape and were hand delivered to ALS Chemex, in Mississauga, Ontario. ALS Chemex is a reputable international laboratory providing analytical services to the mining and mineral exploration industry in more than 15 countries. All ALS Chemex laboratories in Canada are registered under ISO 9001:2000 quality standard.

At no time, prior to the time of sampling, were any employees or other associates of Minco-China or Minco Mining advised as to the location or identification of any of the samples to be collected by the authors.  All samples remained in the sole possession of the authors until submission to the ALS Chemex Laboratory in Mississauga, Ontario.

In order to mitigate the effect of the “trophy” sampling and the fact that a number of high-grade  intervals had little remaining core to sample, six values from the original Chinese assay results above 300 g Ag/t and their corresponding values in the P&E (ALS Chemex) data set were removed.  Figure 13-2 shows the results when these high-grade intervals were eliminated.  There is a 13.5% difference in the length weighted average silver values of the two data sets.  Two holes, NZK3201 and NZK2401A were drilled by Minco Mining in the spring and summer of 2005 as twins to holes ZK3209 and ZK2403 respectively, in order to validate the geology and mineralization.

The holes were logged by Minco Mining geologists. Twin NZK2401A demonstrated good geological correlation with hole ZK2403, however there was a marked difference in the grades and less so in the widths of the mineralized intersections in the two holes. Twin NZK3201 did not correlate with hole ZK3209, as the mineralized zones could not be matched in the two holes.  In this respect the twin is considered to have failed in its purpose, even though there were several high-grade intersections in the hole.  In addition to the twins being a comparison one against the other, holes NZK3201 and NZK2401A were independently sampled by the authors during the site visit.

Previous Mineral Processing and Metallurgical Testing

Metallurgical Test Work Review

A metallurgical investigation on the Fuwan Deposit was carried out by the Guangdong Institute of Mineral Utilization in 1995. This study indicated that the Fuwan mineralization is typically in the +0.35mm to –2.0mm grain size fraction, is free milling and is associated with gangue minerals, including quartz and calcite. Silver mineralization is present as freibergite and paragyrite with galena and sphalerite as the main sulphide minerals.

Bench scale flotation tests producing a bulk concentrate and a preferential concentrate were performed. The bulk test resulted in a concentrate with 5,028 g/t Ag, 15.6% Pb and 36.5% Zn with recoveries of 94.1% for Ag, 90.1% for Pb and 90.4% for Zn.   The preferential test produced a Ag-Pb concentrate containing 12,959 g/t Ag and 42.7% Pb and 7.8% Zn with recoveries of 77.6% for Ag, 80.1% for Pb and 6.6% for Zn.  The Ag-Pb middling contained 1,144 g/t Ag, 4.2% Pb and 5.7% Zn with recoveries of 8.5% for Ag, 9.7% for Pb and 6.1% for Zn.  The Zn concentrate contained 56.6% Zn, 0.6% Pb and 997 g/t Ag with recoveries of 82.1% for Zn, 1.9% for Pb and 10.2% for Ag. The total Ag recovery with preferential flotation is 96.3%.

Additional test work utilizing cyanidation indicated that the Fuwan mineralization is cyanide resistant with recoveries from crude mineralization at less than 82%. The bulk concentrate flotation method result of 94% Ag recovery was utilized for the purposes of calculating the Ag cut-off grade for the resource estimate due to its simplicity and realistic likelihood of achievability.

Fuwan Mill Feed & Bulk Flotation Concentrate Grades

	Wt (%)	Ag(g/t)	Pb (%)	Zn(%)
Feed	100	302	0.94	2.32
Concentrate	5.5	5,028	15.62	36.46
Recovery		94.1	90.1	90.4

Fuwan Mill Feed & Preferential Flotation Ag-Pb Concentrate Grades

	Wt (%)	Ag(g/t)	Pb (%)	Zn(%)
Feed	100	302	0.94	2.32
Concentrate	1.8	12,959	42.73	7.75
Recovery		77.6	80.1	6.6

Fuwan Mill Feed & Preferential Flotation Zn Concentrate Grades

	Wt (%)	Ag(g/t)	Pb (%)	Zn(%)
Feed	100	302	0.94	2.32
Concentrate	3.2	997	0.60	56.56
Recovery		10.2	1.9	82.1

Fuwan Mill Feed & Preferential Flotation Middling Concentrate Grades

	Wt (%)	Ag(g/t)	Pb (%)	Zn(%)
Feed	100	302	0.94	2.32
Concentrate	3.2	1,144	4.15	5.73
Recovery		8.5	9.7	6.1

P & E Consulting – 2005 Resource Estimate

Database

All drilling data was provided by the Company, in the form of Microsoft Access files, Excel files, drill logs and digital photos of assay certificates.  Twenty Two (22) drill cross sections were developed on a local grid looking northeast on an azimuth of 630 on a nominal 150 metre spacing. A Gemcom database was constructed containing 184 diamond drill holes.  Of the preceding 184 drill holes, 74 were utilized in the resource calculation.

The remaining data were not in the area that was modeled for this resource estimate.  Surface drillhole plans are shown in Appendix III.  The database was verified in Gemcom and corrections were made in order to bring it to an error free status.  The Assay Table of the database contained 5,881 Ag, 4,504 Au, 476 Pb and 527 Zn assays.  All data are expressed in metric units and grid coordinates are in a Chinese UTM system.

Data Verification

Verification of assay data entry was performed on 98 assay intervals for Ag.  A very few minor data errors were observed and corrected, with the overall impact to the database being negligible. The 98 verified intervals were verified with original assay lab certificates from the Chinese 757 Group Assay certificates.  The checked assays represented 20.9% of the data to be used for the resource estimate and approximately 1.7% of the entire database.

Domain Interpretation

Domain boundaries were determined from lithology, structure and grade boundary interpretation from visual inspection of drillhole sections.  Eight domains were developed and referred to as Zone 1 through to Zone 8.  These domains were physically created with computer screen digitizing on drillhole sections in Gemcom by the authors of this report.  The outlines were influenced by the selection of mineralized material above 50 g/t Ag that demonstrated a lithological and structural zonal continuity along strike and down dip.  In some cases mineralization below 50 g/t Ag was included for the purpose of maintaining zonal continuity. Smoothing was utilized to remove obvious jogs and dips in the domains and incorporated a minor addition of inferred mineralization. This exercise allowed for easier domain creation without triangulation errors from solids validation.

On each section, polyline interpretations were digitized from drill hole to drill hole but not extended more than 100 metres into untested territory.  Minimum constrained true width for interpretation was 1.5 metres. The interpreted polylines from each section were “wireframed” in Gemcom into 3-dimensional domains.  The resulting solids (domains) were used for statistical analysis, grade interpolation, rock coding and resource reporting purposes.

Rock Code Determination

The rock codes used for the resource model were derived from the mineralized domain solids.  The list of rock codes used follows:

Rock Code Description

 0

Air

10

Fuwan Zone 1

20

Fuwan Zone 2

30

Fuwan Zone 3

40

Fuwan Zone 4

50

Fuwan Zone 5

60

Fuwan Zone 6

70

Lu Zhou Zone 7

80

Jilinggang Zone 8

Composites

Length weighted composites were generated for the drill hole data that fell within the constraints of the above-mentioned domains.  These composites were calculated for Ag, Au and wherever present Pb and Zn over 1.0 metre lengths starting at the first point of intersection between assay data hole and hanging wall of the 3-D zonal constraint.

The compositing process was halted upon exit from the footwall of the aforementioned constraint.  Un-assayed intervals were treated as null data. Any composites calculated that were less than 0.4m in length, were discarded so as to not introduce any short sample bias in the interpolation process. The composite data were transferred to Gemcom extraction files for the grade interpolation as an X, Y, Z, Ag, Au, Pb, Zn file for each domain.

Grade Capping

Grade capping was investigated on the raw assay values in the database within each domain to ensure that the possible influence of erratic high values did not bias the database.  Extraction files were created for constrained Ag data within each mineralized domain. The Au, Pb and Zn data were sparse in some domains resulting in their being treated as one group within Zones 1 to 6.

Ag Grade Capping Values for all Zones

DOMAIN	Capping Value Ag (g/t)	Number of Assays Capped	Raw Coefficient of Variation	Capped Coefficient of Variation	Cumulative Percent for Capping
Zone 1	1000	2	1.89	1.13	99.2%
Zone 2	1200	1	1.71	1.36	99.0%
Zone 3	1200	1	1.62	1.37	98.1%
Zone 4	1000	4	1.62	0.98	83.3%
Zone 5	600	2	1.38	1.27	86.7%
Zone 6	No Cap	0	0.91	0.91	100.0%
Zone 7	500	1	1.19	1.03	95.0%
Zone 8	No Cap	0	1.02	1.02	100.0%

Au Grade Capping Values for all Zones

DOMAIN	Capping Value Ag (g/t)	Number of Assays Capped	Raw Coefficient of Variation	Capped Coefficient of Variation	Cumulative Percent for Capping
Zones 1-6	10	12	2.77	2.19	97.0%
Zone 7	No Cap	0	2.28	2.28	100.0%
Zone 8	No Cap	0	0.95	0.95	100.0%

Pb Grade Capping Values for Zones 1 to 6

DOMAIN	Capping Value Ag (g/t)	Number of Assays Capped	Raw Coefficient of Variation	Capped Coefficient of Variation	Cumulative Percent for Capping
Zones 1- 6	2.0	9	1.86	1.58	95.8%

Zn Grade Capping Values for Zones 1 to 6

DOMAIN	Capping Value Ag (g/t)	Number of Assays Capped	Raw Coefficient of Variation	Capped Coefficient of Variation	Cumulative Percent for Capping
Zones 1- 6	7.0	3	1.61	1.55	98.7%

VARIOGRAPHY

Variography was attempted on the constrained domain composites with somewhat limited success. Due to the high variability and relatively low data population density, variograms of sufficient quality for determining ellipsoid search ranges were not readily attainable. Reasonable mineralized multi-sectional continuity and grade was observed in Zones 1 and 2, however, there is still insufficient data to classify any of this resource as indicated.

Bulk Density

The bulk density used for the resource model was derived from measurements of test work performed by ALS Chemex of Mississauga, Ontario.  Representative samples obtained by this report author of the mineralized zones of the deposit were utilized.  The average bulk density from samples was calculated to be 2.64 tonnes per cubic metre.

Block Modeling

The Fuwan resource model was divided into three block model frameworks; the main Fuwan Zone, the Lu Zhou Zone and the Jilinggang Section. The Fuwan Zone block model has 35,200,000 blocks that were 3m in X direction, 6m in Y direction and 3m in Z direction.  There were 440 columns (X), 500 rows (Y) and 160 levels (Z).  The Lu Zhou Zone model has 11,250,000 blocks that were 3m in X direction, 6m in Y direction and 3m in Z direction.  There were 450 columns (X), 250 rows (Y) and 100 levels (Z).  The Jilinggang Section model has 3,300,000 blocks that were 3m in X direction, 6m in Y direction and 3m in Z direction.  There were 200 columns (X), 165 rows (Y) and 100 levels (Z).  All three block models were rotated clockwise 63 degrees.  Separate block models were created for rock type, density, percent, Ag, Au, Pb and Zn. Pb and Zn were only modeled in the Fuwan Zone.

The percent block model was set up to accurately represent the volume and subsequent tonnage that was occupied by each block inside the constraining domain.  As a result, the domain boundaries were properly represented by the percent model ability to measure infinitely variable inclusion percentages within a particular domain.

The Ag, Au and where applicable Pb and Zn composites were extracted from the Microsoft Access database composite table into separate files for each Mineralized Zone.  Inverse distance cubed (1/d3) was utilized for Ag and Au with inverse distance squared (I/d2) utilized for Pb and Zn.  There were two interpolation passes performed, both for the inferred classification. The first interpolation was performed at a shorter range than the second, resulting in a two-step inferred interpolation that was coded into one block model. The resulting Ag grade blocks can be seen on the block model cross-sections in Appendix VI. All Grade blocks were interpolated using the following parametres:

Block Model Interpolation Parametres

Profile	Dip Dir.	Strike	Dip	Dip Range	Strike Range	Across Dip Range	Max # per Hole	Min # Sample	Max # Sample
Inferred 1	153[o]	63[o]	0[o]	200	200	20	2	3	12
Inferred 2	153[o]	0[o]	0[o]	400	400	100	2	1	12

Resource Classification

For the purposes of this resource, classifications of all interpolated grade blocks were determined to be in the inferred category. Additional infill drilling likely at 40m to 50m spacing will be required to develop indicated resources.

Resource Estimate

The Mineralized Zone resource estimate was derived from applying Ag cut-off grades to the block model and reporting the resulting tonnes and grade for potentially mineable areas.  The following calculations demonstrate the rationale supporting the Ag cut-off grade that determines the potentially economic portion of the mineralized domains.

Ag Cut-Off Grade Calculation

Ag Price

US$6.71/oz (24 month trailing average price)

Au Price

US$415/oz (24 month trailing average price)

Pb Price

US$0.39/lb (24 month trailing average price)

Zn Price

US$0.51/lb (24 month trailing average price)

Mining Cost (2,500tpd)

US$8.00/tonne mined

Process Cost (2,500tpd)

US$7.00/tonne mined

Ag Flotation Recovery

94%

Au Flotation Recovery

75%

Pb Flotation Recovery

90%

Zn Flotation Recovery

90%

Concentration Ratio

16.6:1

Ag Smelter Payable

90% (includes refining charges)

Au Smelter Payable

90% (includes refining charges)

Pb Smelter Payable

70% (includes refining charges)

Zn Smelter Payable

70% (includes refining charges)

Smelter Treatment Charges

US$125/tonne (US$125/16.6 = US$7.53/tonne mined)

Concentrate Shipping

US$5.00/tonne (US$5/16.6 = US$0.30/tonne mined)

General/Administration

US$1.75/tonne mined

The above data were derived from Chinese and other worldwide mining operations similar to Fuwan.

Costs for Mining, Processing, Smelter, Concentrate Shipping and G/A combine for a total of (US$8.00 + US$7.00 +US$7.53 + US$0.30 + US$1.75) = US$24.58/tonne mined

Payable for the following predicted grades for Au (0.35g/t), Pb (0.20.1%) and Zn (0.67) are as follows:

Au = [(75% Recovery x 90% Payable x US$415/oz)/31.1035 g/oz] x 0.35g/t       = US$3.15/tonne

Pb = 90% Recovery x 70% Payable x 22.046 lb/t x US$0.39/lb x 0.20.1%             = US$1.14/tonne

Zn = 90% Recovery x 70% Payable x 22.046 lb/t x US$0.51/lb x 0.67%             = US$4.75/tonne

                                          Total payable contribution for Au, Pb and Zn = US$9.04/tonne mined

The difference of (US$24.58tonne costs - US$9.04tonne Au, Pb, Zn revenue) US$15.54/tonne must be made up by the Ag revenue to determine the Ag cut-off grade for the resource estimate.

Therefore, the Ag cut-off grade for this resource estimate is calculated as follows:

[(US$15.54)/[(6.71 x 94%)/31.1034] = 76.6g/t   (Use 75 g/t Ag)

The resulting resource estimate can be seen in the following table.

Resource Estimate @ 75g/t Ag Cut-Off Grade

Area	Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Changkeng Permit	Inferred	6,970,000	154	34,510,000	0.50	0.22	0.77
Fuwan Permits	Inferred	13,406,000	195	84,047,000	0.26	0.19	0.59
Dadinggang Permit	Inferred	2,047,000	171	11,254,000	0.59	0.32	0.65
Total	Inferred	22,423,000	180	129,811,000	0.36	0.21

(1)

Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

It should be noted that the mineral resources in this estimate were calculated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council November 14, 2004.

The Dadinggang Permit has been applied for and is currently in the approval process with the Ministry of Lands and Resources.  Minco has been granted exclusivity of application over this area until permit approval has been finalized.  P&E feels that there is a high likelihood that this permit will be approved in the near future.

Fuwan, Changkeng & Dadinggang Combined Resource Estimate Sensitivity

CUT-OFF
Ag (g/t)	TONNES	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
700	191,520	818	5,034,993	0.28	0.46	0.49
600	289,758	763	7,108,003	0.40	0.61	1.02
500	799,001	538	13,821,987	0.32	0.69	1.24
450	1,021,821	509	16,727,679	0.33	0.74	1.47
400	2,156,546	423	29,361,956	0.35	0.52	1.20
350	2,724,997	411	36,028,576	0.36	0.49	1.19
300	3,159,587	391	40,976,180	0.36	0.45	1.12
250	3,981,060	368	47,065,380	0.35	0.42	1.03
200	6,524,855	312	65,533,498	0.33	0.34	0.87
175	7,965,135	290	74,171,979	0.34	0.30	0.82
150	10,739,518	256	88,428,183	0.35	0.29	0.77
125	14,108,937	228	103,356,910	0.34	0.26	0.70
100	17,795,185	204	116,602,008	0.35	0.24	0.67
75	22,422,839	180	129,811,458	0.36	0.21	0.65
50	25,673,188	165	136,315,002	0.38	0.21	0.64
25	26,533,467	161	137,415,650	0.38	0.21	0.64

The preceding resource estimate sensitivity table was derived by applying a series of increasing Ag cut-offs to the eight domains which constrain the mineralization. These domains were developed utilizing an approximate 50 g/t Ag cut-off grade as described in section 17.4 of the technical report. This 50 g/t Ag cut-off was found to be the grade at which the domains demonstrate the optimal lithological and zonal continuity along strike and across section. This set of domains was subsequently used during the application of all cut-off grades within the sensitivity table.

Confirmation of Estimates

As a test of the reasonableness of the estimate, the block model was queried at a 0.1 g/t Ag cut off with blocks in all classifications summed and their grades weight averaged. This average is the average grade of all blocks within the mineralized domains. The values of the interpolated grades for the block model were compared to the length weighted capped average grades and average grade of composites of all samples from within the domain. The results are presented below.

Comparison of Weighted Average Grade of Capped Assays and Composites with Total Block

Model Average Grade

Category	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Capped Assays	146	0.84	0.28	0.87
Composites	149	0.80	0.26	0.78
Block Model	159	0.46	0.23	0.67

The comparison above shows the average grade of all the Ag, Pb and Zn blocks in the domains to be similar to the weighted average of all capped assays and composites used for grade estimation. Due to clustering of Au assay data, the Au block model grade was significantly less than the assays and composites, reflecting the conservatism within the block modelling process.  On November 14, 2005, the Company announced the resumption of diamond drilling at its Fuwan project in Guangdong Province, China.  The current drill program will use 3 diamond drill rigs to test the down-dip extension of the deposit by drilling nine holes totaling 2,500 metres.  This program is part of a larger 10,000 metre drilling program which is planned to continue into the first half of 2006.

Earlier this year, the Company completed two drill holes to validate exploration results reported by the 757 Geological Team of the Guangdong Geological Exploration Bureau.  The Company’s twin hole (NZK2401a) provided results that were comparable to the original hole, ZK2403.  The mineralized zone from the Company’s second twin hole (NZK3201) successfully cored the mineralized zone; however, hydrothermal cavities present in the original hole (ZK3209) prevented complete sampling of the mineralized zone.  Thus, the results from the Company’s twin hole did not correlate with the original hole.  Significant intersections from the Company’s drilling are provided in the table below.  A detailed discussion of how these drill results compare to previous results are provided in a Canadian National Instrument 43-101 report dated November 3, 2005 and filed on SEDAR.

Hole No.	Dip/Azm	From	To	Interval	Silver Grade
		(m)	(m)	(m)	(g/t)
NZK2401a	-90/0	87.30	99.30	12.00	122.5
	incl.	96.37	99.3	2.93	305.2

	and	118.39	119.89	1.50	295.8
NZK3201	-90/0	112.88	121.25	8.37	498.1 (uncut) 197.6 (cut)*
	and	157.25	161.25	4.00	263.5

*  one sample with a grade of 3285 g/t Ag was cut to 1000 g/t Ag

2005 Exploration Program

A comprehensive technical database is currently being constructed on the deposit. the Company initiated a 2,500 metre step-out and in-fill drilling program late in 2005 using three drill rigs.  This drilling program is part of a larger program that will continue through the first half of 2006.

2006 Exploration Program

Planning is underway to resume drilling in 2006.  The lack of underground drilling equipment in China necessitates use of Minco Mining’s underground drilling unit.  This unit has been returned to the project site and inspected to ensure it is functioning properly.  Drifting to provide drill access will be required for some targets and other targets can be reached from existing drill stations.  The Company plans to complete approximately 300 metres of underground access drifting, 4 underground diamond drill stations and approximately 5,000 metres of drilling.

MINCO BASE METALS

White Silver Mountain Property

The Company acquired its rights to the White Silver Mountain Project, a polymetallic project located in Gansu Province, China, pursuant to the co-operation agreement for mineral exploration and development between the Company and Baiyin Non-Ferrous Metals Corporation (“BNMC”) signed on November 17, 1997.

A fully licensed Sino-foreign joint venture company, Gansu Keyin Mining Co. Ltd. (“Gansu Keyin”) was formed to hold the mineral interests.  In order to earn up to an 80% interest in Gansu Keyin, which owns the rights to the White Silver Mountain project, the Company is required to spend a minimum of US$4.8 million (40 million RMB) on the White Silver Mountain property over a six-year period.  If the Company fails to spend the minimum amount, the Company’s interest in Gansu Keyin will be capped by a predetermined formula as set out in the joint venture agreement.  BNMC contributed the exploration permit held by it and the geological data and research results, including drill core samples and maps, for its 20% interest in Gansu Keyin.

Following the completion of the above expenditures by the Company, each party is to make contributions to Gansu Keyin in proportion to their respective beneficial interests, pursuant to an option agreement dated December 22, 1999, with effective date of June 10, 1998.  The Company granted Teck an option to earn 70% of the Company's 80% interest, for a 56% net interest in Gansu Keyin, by assuming all of the Company’s funding requirements until commercial production has been attained.  Since inception to December 31, 2003, total expenditures on the White Silver Mountain Project have been $3.7 million, of which $2.3 million was funded by Teck Cominco but credited to the Company.  The Company’s interest under the agreement has now been capped at 61%.

Gansu Keyin Mining Co. Ltd.

Gansu Keyin was formed to explore and develop the White Silver Mountain property. Gansu Keyin operates the project pursuant to a Sino-foreign co-operative joint venture contract between BNMC and the Company.  Under the terms of the joint venture contract, Gansu Keyin’s board of directors consists of seven directors of which the Company has the right to select four directors, including the chairman. Baiyin has the right to select the remaining three directors.

Due to the Company’s majority ownership and majority representatives on the Gansu Keyin’s board, the Company controls Gansu Keyin’s operations in the ordinary course of business.  However, the following transactions by Gansu Keyin requires the unanimous approval by its board:  (i) terminating or dissolving Gansu Keyin; (ii) selling or mortgaging assets that have a value of 10% of Gansu Keyin’s assets; (iii) increasing or decreasing Gansu Keyin’s registered capital; (iv) borrowing by Gansu Keyin; (v) merging Gansu Keyin; (vi) guaranteeing on behalf of Gansu Keyin; and (vii) establishing organization under the board.

In August, 2003, the Company and BNMC entered into an amendment agreement to the original joint venture contract to stop the earn-in process on the White Silver Mountain project.  Pursuant to the terms of the joint venture contract, the Company has earned a 61% equity interest on the White Silver Mountain project.

Location and Description

The 180 square kilometre White Silver Mountain project includes exploration ground in or around a number of past and presently producing properties in the Baiyin Ore Field, located close to the city of Baiyin, in the Province of Gansu Province, China.  Baiyin is located 1,000 kilometres west of the City of Beijing.  The area is fully serviced by road and rail and has the entire required infrastructure to support an active mining operation.  The White Silver Mountain Project is located near the Xiaotieshan deposit which is currently being mined and operated by BNMC.

Gansu Keyin, the joint venture in which the Company has the right to earn an 80% interest, has concluded an agreement to explore the extensions of the mineralized zones being mined at Xiaotieshan as well as any new discoveries in the region.  Drilling and underground exploration undertaken by Gansu Keyin has focused on the area immediately below the Xiaotieshan underground mine testing the downward extensions of the ore lenses being mined by BNMC.  The agreement includes the areas immediately surrounding past and present mine workings but excludes the workings themselves and the BNMC milling and/or smelting operations.  Recent surface exploration and geological mapping has uncovered other prospective areas outside the project boundary.  In response to these finds, Gansu Keyin applied for an additional 70 square kilometres of mineral rights, which was granted in March 2000.

Geological Setting

The volcanogenic massive sulphide deposits in the Baiyin district are hosted in a Cambrian-Ordovician volcanic and volcaniclastic sequence. Mineralization and host rocks are comparable to Rio Tinto district in Spain or the Roseberry deposit in Tasmania, Australia. The deposits at Baiyin are developed at specific favourable horizons within the volcanic sequence and the largest deposit (Zheyaoshan) and third largest (Xiaotieshan) deposit occur along the same stratigraphic horizon.  The volcanic sequence and the tabular ore lenses have been rotated into a near vertical orientation from deformation processes. Metamorphic events have moderately recrystallized ore zones resulting in coarse grained economic sulphide minerals that are amenable to conventional milling and concentrating techniques.

Much of Minco's past exploration effort was focused on testing for the depth extensions of ore zones presently being mined at Xiaotieshan. These efforts were influenced by a perceived westward plunge of the Xiaotieshan ore system. Subsequent interpretation from compilation of a large amount of historical exploration and production data highlighted a rich ore shoot with a vertical to slightly easterly plunge on the east side of the deposit.  This ore shoot remains open at depth and to the east.  Evaluation of a narrow but high grade intersection (XM1544-14) on the west side of the deposit suggests a possible re-appearance of massive sulphide along the Zheyaoshan-Xiaotieshan stratigraphic position. There are no drill holes located at the same depth and west of the Minco's holes.

Environmental Considerations

The Gansu Keyin joint venture agreement specifically excludes any areas of past or present mining activity.  The Company foresees no direct or indirect liabilities arising from the activities of BNMC on its own mine sites.  In the White Silver Mountain underground exploration area, Teck hired BNMC as a contractor to undertake all underground excavation.  BNMC was responsible for the disposal of all mining waste (mainly barren rock) in an environmentally sound manner.  Similarly, it is expected that BNMC would be retained as the mining contractor if the joint venture makes a positive production decision.  BNMC would have operational management of the project and would be responsible for adherence to sound environmental practice.  If smelting is done by BNMC, it would be governed by a standard commercial contract under which the handling and safe disposal of any attendant waste products would be BNMC’s sole responsibility.

2005 Exploration Program

The Company is presently reviewing its options related to the re-activation of this project in light of a stronger demand for base metals and high prices for all metals including copper, zinc, lead, gold and silver.  There is a particularly high level of interest in the domestic production of these metals in Baiyan District where BNMC’s copper/zinc/lead smelters are located.  The Company is presently considering various options which include proceeding on its own, proceeding with a joint venture partner or funding the project separately.

2006 Exploration Program

Planning is underway to resume drilling on the in 2006.  The lack of underground drilling equipment in China necessitates use of Minco’s underground drilling unit.  This unit has been returned to the project site and inspected to ensure it is functioning properly.  Drifting to provide drill access will be required for some targets and other targets can be reached from existing drill stations.  The Company plans to complete approximately 300 metres of underground access drifting, four underground diamond drill stations and approximately 5,000 metres of drilling.

ITEM 6.

DIVIDENDS

All of the common shares of the Company are entitled to an equal share in the dividends declared and paid by the Company.  There are no restrictions in the Company's articles or elsewhere which could prevent the Company from paying dividends, however, the Company has not paid any dividends since incorporation and it is not contemplating that any dividends will be paid in the immediate future.

The directors of the Company will determine when, if any, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on the Company's financial position at that time.

ITEM 7.

DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

As of March 30, 2005, there were 39,394,492 common shares of the Company issued and outstanding, 3,438,000 directors, officers, employees and contractors stock options, and 4,044,214 warrants were outstanding for a fully diluted total of 47,126,706 common shares.

Description of Share Capital

The Company is authorized to issue 100,000,000 common shares without par value.  There is one class of shares only.  The holders of common shares are entitled to one vote for each share on all matters to be voted on by the shareholders.  At the annual general meeting of the Company, every member present in person or represented by proxy shall have one vote for each share of which such member is the registered shareholder.

Description of Securities Other than Equity Securities

The Company announced in January 2003, a financing of up to $500,000 by way of a Convertible Debenture (the "Debenture").  The Debenture coupon paid interest at a rate of 10% per annum, payable semi-annually and was to mature in five years from the date of issue.  The Debenture was convertible at any time at the option of the Debenture Holders at a conversion price of $0.40 per share. In January 2004, the principal and interest amounts owing were converted into an aggregate of 1,461,750 common shares and distributed to all debenture holders.

ITEM 8.

MARKET FOR SECURITIES

The common shares of Minco Mining & Metals Corporation are publicly traded in Canada and are listed on the Toronto Stock Exchange (“TSX”) under the trading symbol MMM and are listed in the United States on the Over the Counter market ("OTC") under the symbol MMAXF.  On November 11, 2005 the Company received listing approval on The American Stock Exchange (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  The following table highlights the market prices and trading volumes for the Company’s common shares for the most recently completed financial year and for the first quarter 2006 as reported by the Toronto Stock Exchange and the American Stock Exchange:

2006	TSX High Price CDN$	TSX Low Price CDN$	TSX Volume CDN$	AMEX High Price USD$	AMEX Low Price USD$	AMEX Volume USD$
March 1 to March 30, 2006	2.98	2.15	3,931,354	2.45	1.95	2,248,900
February	2.42	1.90	2,878,343	2.11	1.69	3,352,300
January	2.00	1.60	3,125,811	1.76	1.41	1,210,100
2005
December	1.87	1.60	1,524,626	1.66	1.39	790.900
November(*)	1.62	1.55	913,075	1.43	1.37	55,200
October	1.67	1.50	1,521,660	-	-	-
September	1.62	1.36	1,143,544	-	-	-
August	1.40	1.12	602,379	-	-	-
July	1.26	1.07	443,389	-	-	-
June	1.15	1.05	559,020	-	-	-
May	1.24	1.04	1,146,773	-	-	-
April	1.38	1.20	458,222	-	-	-
March	1.55	1.17	1,345,028	-	-	-
February	1.52	1.12	1,217,502	-	-	-
January	1.62	1.30	806,367	-	-	-

(*)

The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  The November 2005 high and low is for the period between November 22, 2005 to November 30, 2005.

The Company files reports and other information with the Canadian regulatory authorities on SEDAR and with the United States Securities and Exchange Commission on EDGAR.  Copies of these filings are located by accessing their respective websites at www.sedar.com at www.sec.gov.

ITEM 9.

ESCROWED SECURITIES

At the Company's Annual General and Special Meeting held on June 27, 2005, the shareholders approved a resolution to amend the terms of the escrow agreement between the Company, Pacific Canada Resources Inc. and Montreal Trust Company of Canada dated February 19, 1996, such that the escrow release is now based on an automatic timed release over a period of 18 months.  Commencing on December 31, 2005, 1,518,058 common shares were being held in escrow by Computershare Investor Services, Inc. to be released in four tranches, one tranche every six months. Each of the first three tranches will be 379,514 common shares and the remaining tranche will be 379,516 common shares. On January 4, 2006 a total of 379,514 common shares were released from escrow.

As at March 30, 2006, there were a total of 1,138,544 common shares of Minco held at Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, subject to escrow share restrictions under a Performance Escrow Agreement dated August 17, 1995 (the “1995 Escrow Agreement”) and an Escrow Agreement dated February 19, 1996 (the “1996 Escrow Agreement”).  As of March 30, 2005, the escrow shares represent approximately 2.9% of the total 39,394,492 issued and outstanding shares of the Company.

Table Of Escrow Shares

Pacific Canada Resources Inc.
Balance December 31, 1996	4,880,000
Released at $1.20 per share, June 1998	(949,561)
Released at $1.50 per share, August 1999	(508,736)
Released at $0.97 per share, March 2001	(430,381)
Released at $1.81 per share, August 2005	(1,473,264)
Balance December 31, 2005	1,518,058
Released January 2006	(379,514)
Balance as at March 30, 2006	1,138,544

ITEM 10.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The following table sets forth all current directors and executive officers of the Company as of March 30, 2006, with each position and office held by them in the Company, their terms of office and the period of service as such.  Each director’s term of office expires at the next annual general meeting of shareholders to be held on June 27, 2006.  At such meeting, each current director will likely be seeking re-election.

NAME AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION AND POSITIONS DURING LAST FIVE YEARS	DIRECTOR SINCE	NUMBER OF COMMON SHARES HELD (2) (3)
Ken Z. Cai (17) President, Chief Executive Officer and Director

President and CEO of Minco Mining & Metals Corporation from February 1996 to present; President, CEO and Director of Minco Silver Corporation from 2004 to present; Chairman, CEO and Director of Tranzcom China Security Networks Inc. from 1991 to present; Director of Gobi Gold Inc. from August 2005 to present; Director of Dragon Pharmaceuticals Inc. from September 1998 to January 2005.

		February, 29, 1996	6,338,031(4)

NAME AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION AND POSITIONS DURING LAST FIVE YEARS	DIRECTOR SINCE	NUMBER OF COMMON SHARES HELD (2) (3)
William Meyer Chairman and Director Former Member of Audit Committee (9) (17)

Director and Chairman of the Board of Minco Mining & Metals Corporation from 1999 to present; Director of Trans America Industries Ltd. from 1998 to present; Director of New Cantech Ventures Inc. from 1998 to present; Director of GGL Diamond Corp. from 1994 to present; Director of Lysander Minerals from 1995 to present; Director of Silver Standard Resources Inc. from 1993 to present; Chairman and Director of Minco Silver Corporation from 2004 to present.

		July 16, 1999	686,571 (5)
Robert M. Callander (1) (10) (11) (18) Director	Vice President of Caldwell Securities Ltd. from 1995 to present and joined Caldwell Securities in 1992.	August 23, 1996	147,300 (6)
Robert Gayton (1) (10) (11) (17) Director and Chair of the Audit Committee

Consultant on accounting and finance issues Director of several public companies including but not limited to: Director Western Silver Corporation from 2004 to present; Director of Northern Orion Resources Inc. from 2004 to present; Director of Amerigo Resources Ltd. from 2004 to present; Director of Bema Gold Corporation from 2003 to present; Director of Intrinsyc Software Inc. from 1995 to present; Director of Nevsun Resources Ltd. from 2003 to present.

		September, 15, 2003	202,500 (8)
Heinz Frey (1) (10) (11) Director

CEO of MAHEF GmbH from August 1998 to present; President & Director of Tranzcom China Security Networks Inc. from December 2001 to present; Vice Chairman of Securitas AG from May 1992 to present; Director of Dragon Pharmaceutical, Inc. from August 2005 to Present Director of Scintilla from May 1981 to May 2003.

		January 30, 2006	200,000 (7)
Mark Orsmond (16)(17) Vice President Finance and Chief Financial Officer

Management Consultant of BC Hydro from June 2003 to October 2005; Part-time CFO for International Composting Corporation Inc. from January 2003 to present 2006; Chief Financial Officer of Contec Innovations Inc. from August 2001 to November 2002; Consultant of MCSI Corporate Finance from March 2000 to August 2001.

		February 15, 2006	Nil

NAME AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION AND POSITIONS DURING LAST FIVE YEARS	DIRECTOR SINCE	NUMBER OF COMMON SHARES HELD (2) (3)
Robert S. Tyson (15) (17) Vice President Corporate Development

Investor Relations Manager of Minco Mining & Metals Corporation from April 2005 to January 2006; Investor Relations Manager of Minco Silver Corporation from April 2005 to present ; VP, Corporate Secretary & Director of Urbana.ca Inc. from June 1999 to February 2002; VP, Corporate Secretary & Director of Integrated Carbonics Corp. from May 1997 to June 1999; President of Advanced Pultrusion Technologies Inc. from February 1996 to June 1996.

		January 18, 2006	125,000 (13)
Brigitte M. McArthur (17) Corporate Secretary

Corporate Secretary of Minco Silver Corporation from April 2005 to present; Corporate Secretary of Minco Base Metals from April 2005 to present; Corporate Secretary of Aquasol Envirotech Ltd. from April 2005 to present; Corporate Secretary of Tranzcom China Security Networks Inc. from April 2005 to January 2006; Corporate Secretary for Crosshair Exploration & Mincing Corp. from May 2004 to February 2005; Corporate Secretary of Target Exploration & Mining Corp. from May 2005 to February 2005; Corporate Secretary of Cabo Mining Enterprises Corp. from December 2003 to April 2004; Director, Corporate Secretary & Treasurer of Essendon Solutions Inc. from July 2000 to September 2003; Corporate Secretary of National Telcom Solutions Inc. from June 2001 to July 2003.

		April 1, 2005	120,000 (14)
Jin (Fiona) Zhou (17) Controller

Controller of Minco Silver Corporation from October 2004 to present; Controller of Tranzcom China Security Networks Inc. from June 2004 to present.  Previously she served as the accounting manager of several companies and has held several positions such as finance supervisor and senior auditor.

		June 23, 2004	120,000 (14)

Notes:

(1)	Current member of the Audit Committee of the Company.
(2)

Common shares and options beneficially owned, directly and indirectly, or over which control or direction is exercised, at the date hereof, based upon the information furnished to the Company by individual directors and officers.  Unless otherwise indicated, such shares are held directly.  These figures do not include shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors or officers.

Notes:  (Continued)

(3)

The directors, nominees, officers and other members of management of the Company, as a group beneficially own, directly or indirectly, 7,939,402 common shares of the Company, representing 20.2% of the total issued and outstanding common shares of the Company.  Of the 7,939,402 a total of 1,985,500 are pursuant to stock options granted but not exercised and 5,421,531 are held by Pacific Canada Resources (Note (4)).

(4)	Includes 5,421,531 common shares held by Pacific Canada Resources, a private company, of which Dr. Ken Cai has more than a 10% interest. Also includes 595,500 common shares subject to options.
(5)	Includes 575,000 common shares subject to options.
(6)	Includes 50,000 common shares subject to options.
(7)	Includes 200,000 common shares subject to options.
(8)	Includes 200,000 common shares subject to options.
(9)	Mr. Meyer was a member of the Audit Committee from November 1, 1999 to October 3, 2005.
(10)	Current member of the Nominations Committee of the Company.
(11)	Current member of the Compensation Committee of the Company.
(12)	Includes 150,000 common shares subject to options.
(13)	Includes 125,000 common shares subject to options
(14)	Includes 120,000 common shares subject to options.
(15)	Robert Tyson was the Company’s Investor Relations Manager from April 11, 2005 to January 18, 2006. On January 18, 2006 Mr. Tyson was appointed as the Company’s Vice President Corporate Development.
(16)	Mr. Orsmond was appointed the Company’s Vice President Finance and Chief Financial Officer of the Company on February 15, 2006 upon the resignation of Simon Anderson.
(17)	Resident of Canada

Directors hold office until the next annual general meeting of the shareholders of the Company when their successor is duly elected, or until their successor is appointed if an office is vacated in accordance with the articles of the Company.

Directors and officers of the Company are required to file insider reports with SEDI the System for Electronic Disclosure by Insiders at www.sedi.ca and file their reports individually.  To the best of the Company’s knowledge, as at March 30, 2006, the directors and officers of the Company, as a group, held approximately as a group beneficially own, directly or indirectly, 7,939,402 common shares of the Company, representing 20.2% of the total issued and outstanding common shares of the Company.  Of the 7,939,402 a total of 1,985,500 are pursuant to stock options granted but not exercised and 5,421,531 are held by Pacific Canada Resources.  Pacific Canada Resources, a private company, of which Dr. Ken Cai has more than a 10% interest.

The Company is required to have an audit committee, the committee members are:  Robert J. Gayton, Robert Callander and Heinz Frey.  The Company also has a Compensation and Nominations Committee.  Additional information regarding the Company’s corporate governance practices and committee charters, please refer to the attached Schedules A, B, C & D.

Corporate Cease Trade Orders or Bankruptcies, Penalties, Sanctions or Control

To the best of the Company’s knowledge, none of the directors or officers of the Company or any shareholder holding a sufficient number of securities of the Company:

a)

Have been subject to a close trade or similar order, or an order that denies an issuer access to any exemptions under Canadian securities legislation, or

b)

Became bankrupt, made a proposal under any legislation related to bankruptcy or any arrangement or compromise with creditors or had a receiver or trustee appointed to hold assets or became subject to any penalties; and

c)

None of the directors of the Company, or any shareholder, hold sufficient number of securities of the Company to materially affect the control of the Company.

Conflicts of Interest

Some of the directors and officers of the Company are also directors or officers of other reporting and non-reporting issuers who are engaged in other natural resource exploration and development, pharmaceutical industry, wastewater management technology and other industry sectors.  Accordingly, conflicts of interest may arise which could influence the decisions or actions of directors or officers acting on behalf of the Company.

The Company is not aware of any conflicts of interest between the Company and any of its directors and officers as of the date of this Annual Information Form.

ITEM 11.

PROMOTERS

Dr. Ken Cai, President is considered to be the promoter of the Company.  Dr. Cai’s interest in the Company is outlined in greater detail in Item 13 – “Interest of Management and Others in Material Transactions.”

ITEM 12.

LEGAL PROCEEDINGS

The Company is not a party to any outstanding legal proceedings, and the directors of the Company do not have any knowledge of any contemplated legal proceedings that are material to the business and affairs of the Company.

ITEM 13.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Major Shareholders

As of March 30, 2006, there were 46 shareholders with addresses in the United States holding 5,868,820 of the Company’s issued and outstanding common shares.

As far as known to the Company, and except as disclosed herein, the Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.  As disclosed below, Pacific Canada Resources Inc., a private company controlled by a director and a former director of the Company, as at March 30, 2005, owned 5,421,531 common shares or 13.79% of the issued and outstanding shares of the Company’s common stock.

The following table sets forth, as of March 30, 2006, information with respect to (i) any person who is known to the Company to be the owner of more than 5% of any class of the Company’s outstanding voting securities and (ii) the total amount of any class of the Company’s voting securities owned by the officers and directors as a group.

Title of Class	Identity of Holder	Amount Owned	Percent of Class (1)
Common shares	Pacific Canada Resources Inc.	5,421,531	13.79%
Common shares	Ken Cai	6,338,031 (2)	16.12%
Common shares	Teck/Cominco	2,680,643	6.8%
Common shares	All directors and Officers as a group	7,939,402 (3)	20.2% (4)

Notes:

(1)

Based on the issued and outstanding shares of the Company.

(2)

Dr. Ken Cai, a director and officer of the Company, beneficially owns more than 10% of Pacific Canada Resources Inc., a private company.  Also includes options to purchase 595,500 common shares.

Notes:  (Continued)

(3)

Includes Dr. Ken Cai's beneficial interest in common shares owned by Pacific Canada Resources, Inc. 5,421,031, and direct holdings of directors.  The total does include stock options granted.

(4)

Of the 7,939,402 common shares of which a total of 1,985,500 are pursuant to stock options granted but not exercised.

Related Party Transactions

As a result of the PCR acquisition, the Company entered into a consulting agreement dated June 25, 1996, with Kaisun Group Canada, Inc., now called Kaisun Investment and Development Corporation ("Kaisun Investment"), a private company controlled by Dr. Cai, the Company's current president and chief executive officer, under the terms of which such company received $8,333 per month in exchange for Dr. Cai serving as president and chief executive officer of the Company and providing consulting, management and supervision services in connection with the development of overall corporate strategy.  In addition, Kaisun Investment was to receive expenses of $100 a day while Dr. Cai is in China.  The consulting agreement had a three-year term up to June 25, 2005.

In April, 2004, Dr. Cai formed a consulting enterprise known as Sinowin Investments Inc. (“Sinowin”) and the Company entered into a new consulting agreement with Sinowin, which replaced the previous agreement with Kaisun Investment.  Under the terms of the Sinowin agreement, Sinowin receives $12,500 per month in exchange for Dr. Cai serving as president and chief executive officer of the Company and providing consulting, management and supervision services in connection with the development of overall corporate strategy.

During the years ended December 31, 2005, 2004 and 2003, the Company paid to Dr. Cai, through Sinowin or Kaisun Investment, a total of $264,215, $236,400 and $113,400, for management services, property investigation, geological consulting, and bonus for arranging a financing.  Sinowin and Kaisun Investment are companies controlled by Dr. Cai, a director and officer of the Company.  The above amounts paid to Sinowin or Kaisun Investment or Dr. Cai include management fees as discussed in the preceding paragraph.  The Company believes that the consulting agreements with Sinowin and Kaisun Investment, and Dr. Cai, are on terms as favorable as could be obtained from an unaffiliated third party.

Mr. Meyer, chairman and director of the Company, is also a director of Silver Standard Resources Inc., a company which the Company entered into a strategic alliance agreement with in October, 2004 and holds an interest in the Company’s subsidiary Minco Silver Corporation.  Mr. Meyer is also a director of New Cantech, a company that entered into a joint venture agreement with the Company in October 2003, related to its BYC gold project.  See Item 5 – “Description of Mineral Properties”, “BYC gold project.”

Other than the previously disclosed agreements with Pacific Canada Resources, Inc., Teck Cominco Limited and Silver Standard Resources Inc., as described in Item 5 – “General Description of Business and Operations”, the Company has not entered into any significant transaction with any other company.  The Teck Cominco Agreement expired in April 2004, and the Company has not at this time entered into any other transaction with Teck Cominco Limited.  During 2005, the Company paid William Meyer and Associates Ltd., a private company controlled by Mr. Meyer the Company’s current Chairman, a bonus of $1,750 as compared to $5,000 during the fiscal year ended December 31, 2004.  The bonus in 2004 was paid for the assistance of Mr. Meyer with the Company’s $5 million financing.  The Company also paid $2,875 during the fiscal year ended December 31, 2005 as compare to $7,250 during 2004 to Dr. Robert Gayton as director’s fees.  None of the directors or senior officers of the Company and no associates or affiliates of any of them, are or have been indebted to the Company or its subsidiaries at any time during the years ended December 31, 2005 and 2004.

ITEM 14.

TRANSFER AGENTS AND REGISTRARS

The Company’s registrar and transfer agent of the common shares is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, B.C., V6C 3B9, telephone 604-661-0224, facsimile 604-661-9401 or at www.computershare.com.

ITEM 15.

MATERIAL CONTRACTS

The only material contracts not in the ordinary course of business entered into by the Company during the financial year ended December 31, 2005, or in prior years that are still in effect are:

DATE	DOCUMENT	PARTY	REFERENCE TO:
March 24, 2004	Amending agreement	Between the Company and Exploration and Development Institute of Land and Resources of Inner Mongolia	Mineral Properties, Gobi
April 1, 2004	Consulting Agreement	Between the Company and Sinowin Investments Inc.	Interest of Management and Others in Material Transactions
April 26, 2004	Share transfer agreement	Between the Company and Shengda Group of Companies	Mineral Properties, Yangshan Western Extension
May 17, 2004	30-year joint venture agreement	Between the Company, Guangdong Geological Exploration and Development Corporation, Zhuhai Zhenjie Developments Ltd. and Foshan Baojiang Nonferrous Metals Corporation	Mineral Properties, Changkeng Gold Deposit
May 26, 2004	30-year joint venture agreement	Guangdong Geological Exploration and Development Corporation	Mineral Properties, Fuwan silver property
August 20, 2004	Assignment Agreement	Between Minco Mining Corporation, Minco China, Minco BVI and Minco Silver Corporation	Mineral Properties, Fuwan silver property
September 28, 2004	Joint venture contract	Between Minco Silver and Guangdong Geological Exploration and Development Corp.	Mineral Properties, Fuwan silver property
October 1, 2004	Cost Sharing Agreement	Between Minco Silver Corporation, Minco Mining Corporation, Tranzcom China Security Networks Inc. and Aquasol Envirotech (Canada) Inc.
October 4, 2004	Strategic alliance agreement	Between the Company, Minco Silver and Silver Standard	Mineral Properties, BYC
December 18, 2004	Joint venture agreement	Between the Company and Gansu Quinqi Mining Co. Ltd.	Mineral Properties, Yangshan Western Extension
May 2, 2005	Confirmation Agreement	Between Minco Silver Corporation, the Company and Minco China	Mineral Properties, Fuwan silver property

The consulting agreements in connection with remuneration to certain members of management are described in Item 13 – “Interest of Management and Others in Material Transactions”.

ITEM 16.

INTERESTS OF EXPERTS

The following independent consultants prepared technical reports for the Company pursuant to National Instrument 43-101 on the following projects:

Eugene Puritch, P.Eng. and

Tracy Armstrong, P.Geo

P & E Mining Consultants Inc.

Fuwan Silver Property – Guangdong Province, China

Changkeng Gold Property – Guangdong Province, China

Lyle Morgenthaler, B.A.Sc., P.Eng.,

Yangshan Gold Project Anba Property, Gansu Province, China

Fuwan Silver Property – Guangdong Province, China

Changkeng Gold Property – Guangdong Province, China

Peter G. Folk, P.Eng.

Yangshan Gold Belt, West Extension Properties,

Gansu Province, China

Kenneth R. Thorsen, P.Geo, B.Sc.

White Silver Mountain Project, Gansu Province, China

To the best of the Company’s knowledge, the above parties had no direct or indirect interest in any securities or properties held by the Company while they were preparing these reports or at the date of this report.  Mr. Ruijin Jiang, M.Sc. Geology, is the Company’s consulting geologist for all its projects in China.  Mr. Jiang assisted the independent consultants on site visits and with collecting data to write the technical reports on behalf of the Company.

ITEM 17.

ADDITIONAL INFORMATION

General

Additional information on Minco Mining & Metals Corporation may be found on the Company’s website at www.mincomining.ca and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Additional information is also provided in the Company's consolidated financial statements for the fiscal year ended December 31, 2005 and management discussion and analysis for the year ended December 31, 2005 as filed with SEDAR on March 30, 2006.

The Company will provide to any person, or company, upon request to the corporate secretary of the Company, copies of the following documents:

a)

when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus.

i)

one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein;

ii)

one copy of the comparative audited consolidated financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statement of the Company issued subsequent to the financial statements of its most recently completed financial year;

iii)

one copy of the proxy information circular of the Company in respect of its upcoming annual meeting of the shareholders that involves the election of directors or one copy of any filing prepared in lieu of that information circular as appropriate; or

b)

at any other time, one copy of any other documents referred to in paragraphs a) (i) (ii) and (iii)  above, providing the Company may require the payment of a reasonable charge if a person who is not a security holder of the Company makes the request.

The above documents can be obtained upon request to the Corporate Secretary of the Company as follows:

Minco Mining & Metals Corporation

Suite 1980, 1055 West Hastings Street

Vancouver, BC  V6E 2E9

Telephone 604-688-8002  and  Fax (604) 688-8030

Email:  info@mincomining.ca  or  at www.mincomining.ca

SCHEDULE “A”

MINCO MINING & METALS CORPORATION

CORPORATE GOVERNANCE CHARTER

In accordance with the disclosure requirements of Toronto Stock Exchange and using the Corporate Governance Guidelines set out in Section 474 of the Toronto Stock Exchange Company Manual as a reference (the "Guidelines"), the Board of Directors of the Company has adopted the following statement of corporate governance practices:

.

The Board acknowledges its responsibility for the stewardship of the Company in the following ways:

()

The Board participates in strategic planning by considering and, if deemed appropriate, adopting plans proposed and developed by management, with management having the primary responsibility for developing a strategic plan.

()

The Board considers the risks inherent in the mining industry and receives periodic assessments from management as to these risks and the Company's strategies to manage these risks.

()

The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management.  The training and development of personnel is generally left to management.

()

The Board assesses from time to time how effectively the Company communicates with shareholders, but does not have a formal communication policy.

()

The Board, through the Audit Committee and in conjunction with its auditors, assesses the adequacy of the Company's internal control and management information systems.

The foregoing does not and is expressly not intended to alter, affect or expand in any way the legal duties of the directors to manage or supervise the management of the affairs and business of the Company.

.

The Guidelines define an "unrelated director" as a director who is independent of management and is free from any interest and any business or other relationship which could, or could be perceived to, materially interfere with the director's ability to act with a view to the best interests of a corporation, other than interests and relationships arising from shareholdings. The Guidelines further state that if the Company has a "significant shareholder", the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder.  The Company does not have a "significant shareholder" which, as defined by the Guidelines, is a shareholder with the ability to exercise a majority of votes for the election of the board of directors. The entrepreneurial nature of the Company, and the current stage of the Company's development, make it appropriate for the Board to be composed of the present number and composition of directors, and the Board believes that when balanced against the attendant increase in cost to the Company and possible reduction in the efficiency with which decisions are made, it would not be warranted to significantly increase the size of the Board or change the Board's composition at this time.

.

The Board has not constituted a nominating committee to propose new Board nominees and for assessing directors' performance as the Company is too small to justify a formal process in this regard.  However, the Board as a whole from time to time discusses potential candidates for the Board.

.

For the reasons cited in 3 above, the Board has not constituted a committee to assess the effectiveness of the Board as a whole or the contribution of individual directors.

.

The Company does not have a formal process of orientation and education for new members of the Board as some senior Board members currently have considerable experience as members of the boards of other public companies.

.

The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors as presently constituted is appropriate for the Company given the complexity and current stage of development of the Company's business.  The Board as presently constituted includes considerable experience in the mining industry and generally in the resource sector as well as financial experience.

.

Board members are presently compensated in the manner described under "Executive Compensation" and the Board has determined that the level of compensation is appropriate having regard to the responsibilities and risks associated with Board membership and the compensation provided to Boards of similar companies.

.

The Board of Directors has expressly assumed the responsibility for developing the Company's approach to governance issues and in responding to governance guidelines.

.

The Company has not formally developed position descriptions for the Board and the Chief Executive Officer.  However, the Board is satisfied that senior management is fully aware of their responsibilities and those matters which are within their mandate.

.

The Board has functioned, and is of the view that it can continue to function, independently of management as required.  The Board has not met without management present, given management representation on the Board and given that in view of the size of the Company and the nature of its business, it is essential that those having an intimate knowledge of the Company's operations be present during important Board discussions.  Notwithstanding the foregoing, if the Board believed it was appropriate and meaningful, it would formalize a process whereby the Board could meet in the absence of management for the handling of the Board's overall relationship with management.

.

The Audit Committee is composed of two outside and unrelated directors and one inside and related director.  The roles and responsibilities of the Audit Committee have been specifically defined and include responsibility for overseeing management reporting on internal control.  The Audit Committee has direct communication channels with the external auditors.  The external auditors report directly to the Audit Committee.  Due to its size, the Company has no formal internal audit process.  The Audit Committee also recommends to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report, as well as the compensation to be paid to the external auditor.

.

The Board has not adopted a formal system which would enable an individual director to engage an outside advisor at the expense of the Company.  If such an engagement were deemed appropriate, it is anticipated that such a request would be brought by the particular director to the Board for consideration.

In addition to the foregoing corporate governance practices, the Company has also adopted a Communications Policy.  Both the Toronto Stock Exchange (the “TSX”) and the various provincial securities commissions encourage companies to adopt their own internal communications policies (the “Communications Policy”). To facilitate this, the TSX and the Canadian Securities Administrators (the “CSA”) have issued similarly-worded guidelines – the former is found in Part IV(B) “Timely Disclosure” of the TSX Company Manual; the latter in National Policy 51-201, “Disclosure Standards”.  The Company’s Communications Policy incorporates the aforementioned TSX and CSA guidelines.

The Communications Policy is presented for reading by all directors, officers and employees of the Company and its subsidiaries with access to strategic or material non-public information involving the Company and its affairs. The Policy covers all employees of the Company, its Board of Directors, those authorized to speak on its behalf and all other insiders.  It covers disclosures in documents filed with the securities regulators, financial and non-financial disclosure, including management’s discussion and analysis and written statements made in the Company’s annual and quarterly reports, press releases, letters to shareholders, presentations by senior management and information contained on the Company’s web site and other electronic communications.  It extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences and conference calls.

The Communications Policy also explains the Company's policies with respect to confidentiality of information and rules that must be followed when buying or selling the Company shares.  The onus for complying with the Communications Policy and the relevant insider trading and other rules is on each director, officer, employee and insider of the Company

The Communications Policy also contains the Company’s “whistleblower” policies.  Each employee is expected to report situations in which he or her suspects fraud or is aware of any internal control weaknesses.  In addition, weaknesses in the internal control procedures of the Company that may result in errors or omissions in financial information, or that create a risk of potential fraud or loss of the Company’s assets, are expected to be brought to the attention of both management and the Board of Directors. To facilitate the reporting of suspected fraud, it is the policy of the Board of Directors that employees have anonymous and direct access to the Chair of the Audit Committee.  In addition, it is the policy of the Board that employees concerned about reporting internal control weaknesses directly to management are able to report such weaknesses to the Board anonymously.  In this case, the employee should follow the same procedure detailed above for reporting suspected fraud.

SCHEDULE “B”

CODE OF ETHICS

BOARD OF DIRECTORS AND OFFICERS

OF

MINCO MINING & METALS CORPORATION

Introduction

Our board of directors has adopted a code of ethics to provide principles for the purpose of promoting:

•

honest and ethical conduct, including the ethical handling of actual or apparent  conflicts of interest between personal and professional relationships;

•

full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications;

•

compliance with applicable governmental laws, rules and regulations;

•

the prompt internal reporting of violations of our code of ethics; and

•

accountability for adherence to our code of ethics.

Our code of ethics applies to our chief executive officer and other senior financial officers performing similar functions as these individuals are responsible for our financial management and satisfying our reporting requirements to securities commissions, stock exchanges and shareholders as well as reporting to our board of directors.  In our code of ethics these individuals are referred to as “you”.

Principles

1.

You shall act with honesty and integrity in the performance of your duties, shall comply with all laws, rules and regulations of federal, provincial, state and local governments and other private and public regulatory agencies that affect the conduct of our business and our financial reporting.

2.

You are responsible for full, fair, accurate, timely and understandable disclosure in the reports and documents that we file with, or submit to, the Securities and Exchange Commission and in our other public communications.  Accordingly, each of you is responsible for promptly bringing to the attention of the chairman of the board any material information of which you may become aware that affects our disclosure in our public filings.

3.

You shall promptly bring to the attention of the chairman of the board any information you may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to us and the operation of our business or any violation of this Code of Ethics.  In either event, any reporting is confidential and you are protected from retaliation.

4.

You shall promptly bring to the attention of the chairman of the board any information you may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect our ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in our financial reporting, disclosures or internal controls.

5.

You must avoid any personal activity or association that could appear to influence your judgment or affect our best interests.  You shall promptly bring to the attention of the chairman of the board any information you may have concerning any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in our financial reporting, disclosures or internal controls.

Violations and Waivers

Our chairman of the board is to advise the board of directors in writing of all violations of this code of ethics reported to him.

Our board of directors is to determine, with or without the advice of others, appropriate actions to be taken in the event you violate this code of ethics.  These actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this code of ethics and may include actions ranging from: (a) writing notices to the individual involved that the Board has determined that there has been a violation to (b) termination of the individual’s employment.

In determining what action is appropriate in a particular case, the board of directors will take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violation in the past.

No waivers of any provision of this code of ethics may be made except by the board of directors.  Only the board of directors may amend this code of ethics.  Any waiver or amendment shall be reported as required by law or regulation.

SCHEDULE “C”

MINCO MINING & METALS CORPORATION

NOMINATING COMMITTEE CHARTER

Purpose

The purpose of the Nominating Committee shall be to:

(a)

assist the Board of Directors of Minco Mining & Metals Corporation (the "Company"), on an annual basis, by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders;

(b)

assist the Board in the event of any vacancy on the Board by identifying individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and

(c)

recommend to the Board, on an annual basis, director nominees for each Board committee.

Committee Membership

The members of the Committee shall be appointed by the Board of Directors.  The Committee shall be composed of not less than three members of the Board.

The Chairman of the Committee shall be designated by the Board of Directors.  Nominating Committee members serve at the pleasure of the Board, and Committee members may be replaced by the Board.

Independence

The members of the Nominating Committee must be "independent" of the Company as defined in National Instrument 58-101 - Disclosure of Corporate Governance Practices.  A Nominating Committee member is independent if he or she has no direct or indirect material relationship with the Company.  A "material relationship" includes a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

Meetings

The Nominating Committee will meet as often as the Chair shall determine to be necessary or appropriate.

Authority

The Committee may request any officer or employee of the Company to attend a Committee meeting.  The Committee shall have the authority to retain and terminate any search firm to be used to identify director candidates and shall have authority to approve the search firm's fees and other retention terms, at the Company's expense.

Nominating Committee Duties and Responsibilities

Duties and responsibilities of the Nominating Committee include:

•

reviewing on a periodic basis, the composition of the Board to ensure that an appropriate number of unrelated directors sit on the Board of Directors;

•

analyzing the needs of the Board of Directors when vacancies arise on the board and recommending nominees who meet such needs;

•

ensuring that an appropriate selection process for new nominees to the Board of Directors is in place;

•

recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders;

•

recommending to the Board the nominees for appointment to Committees of the Board on at least an annual basis;

•

reviewing and assessing, annually, the Nominating Committee charter and submitting any changes deemed necessary or advisable for approval of the Board of Directors; and

•

performing other functions as requested by the Board of Directors.

SCHEDULE “D”

MINCO MINING & METALS CORPORATION

COMPENSATON COMMITTEE CHARTER

Purpose

The purpose of the Compensation Committee shall be to:

(a)

establish, review and recommend to the Board of Directors of Minco Mining & Metals Corporation (the "Company") compensation and incentive plans and programs; and

(b)

review and approve compensation and awards under compensation and incentive plans and programs for the CEO and senior officers;

with the intention of attracting, retaining and appropriately rewarding employees in order to motivate their performance in the achievement of the Company’s business objectives and align their interests with the long-term interests of the Company’s shareholders.

Committee Membership

The members of the Committee shall be appointed by the Board of Directors.  The Committee shall be composed of not less than three members of the Board.

The Chairman of the Committee shall be designated by the Board of Directors.  Compensation Committee members serve at the pleasure of the Board, and Committee members may be replaced by the Board.

Independence

The members of the Compensation Committee must be "independent" of the Company as defined in National Instrument 58-101 - Disclosure of Corporate Governance Practices.  A Compensation Committee member is independent if he or she has no direct or indirect material relationship with the Company.  A "material relationship" includes a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

Meetings

The Compensation Committee will meet as often as the Chair shall determine to be necessary or appropriate.

Authority and Resources

The Committee may request any officer or employee of the Company or the Company’s outside counsel to attend a Committee meeting. The Committee has the right at any time to obtain advice, reports or opinions from internal and external counsel and expert advisors and has the authority to hire independent legal, financial and other advisors as it may deem necessary, at the Company’s expense, without consulting with, or obtaining approval from, any officer of the Company in advance.

Compensation Committee Duties and Responsibilities

Duties and responsibilities of the Compensation Committee include:

•

reviewing and making recommendations to the Board of Directors with respect to the compensation, including compensation criteria and incentives and annual performance review, of the Chief Executive Officer, for final approval by the Board of Directors;

•

reviewing and providing guidance to the Board of Directors with respect to the compensation, including compensation criteria and incentives, of the executive officers of the Company, as recommended by the Chief Executive Officer, for final approval by the Board of Directors;

•

reviewing and providing guidance to the Board of Directors with respect to the compensation, including compensation criteria and incentives, of the directors of the Company;

•

reviewing and making recommendations to the Board of Directors regarding other plans that are proposed for adoption or adopted by the Company for the provision of compensation to employees of, directors of and consultants to the Company;

•

advising on the development of management succession plans by the Board;

•

preparing an annual report on executive compensation to the shareholders of the Company for the management information circular for the annual and general meeting of the Company’s shareholders;

•

reviewing and assessing, annually, the Compensation Committee charter and submitting any changes deemed necessary or advisable for approval of the Board of Directors; and

•

performing other functions as requested by the Board of Directors.

SCHEDULE “E”

MINCO MINING & METALS CORPORATION

COMMUNICATIONS POLICY

The Communications Policy also explains the Company's policies with respect to confidentiality of information and rules that must be followed when buying or selling the Company shares.  The onus for complying with the Communications Policy and the relevant insider trading and other rules is on each director, officer, employee and insider of the Company

The Communications Policy also contains the Company’s “whistleblower” policies.  Each employee is expected to report situations in which he or her suspects fraud or is aware of any internal control weaknesses.  In addition, weaknesses in the internal control procedures of the Company that may result in errors or omissions in financial information, or that create a risk of potential fraud or loss of the Company’s assets, are expected to be brought to the attention of both management and the Board of Directors.  To facilitate the reporting of suspected fraud, it is the policy of the Board of Directors that employees have anonymous and direct access to the Chair of the Audit Committee.  In addition, it is the policy of the Board that employees concerned about reporting internal control weaknesses directly to management are able to report such weaknesses to the Board anonymously.  In this case, the employee should follow the same procedure detailed above for reporting suspected fraud.

The following is the Company’s Communications Policy.

Overview

Both the Toronto Stock Exchange (the “TSX”) and the various provincial securities commissions encourage companies to adopt their own internal communications policies (the “Policy”). To facilitate this, the TSX and the Canadian Securities Administrators (the “CSA”) have issued similarly-worded guidelines – the former is found in Part IV(B) “Timely Disclosure” of the TSX Company Manual; the latter in National Policy 51-201, “Disclosure Standards”.

This Policy, which is current as of May 11, 2005, incorporates the aforementioned TSX and CSA guidelines.  This Policy has been approved by the Board of Directors of Minco Mining & Metals Corporation (the “Company”) and must be presented for reading by all directors, officers and employees of the Company and its subsidiaries with access to strategic or material non-public information involving the Company and its affairs.  The Policy covers all employees of the Company, its Board of Directors, those authorized to speak on its behalf and all other insiders.  It covers disclosures in documents filed with the securities regulators, financial and non-financial disclosure, including management’s discussion and analysis (“MD&A”) and written statements made in the Company’s annual and quarterly reports, press releases, letters to shareholders, presentations by senior management and information contained on the Company’s web site and other electronic communications.

It extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences and conference calls.  This document will explain the Company's policies with respect to confidentiality of information and rules that must be followed when buying or selling the Company shares. This document is only a summary of specific rules and regulations.  If you have any questions on any issues discussed in this Policy or how you may be affected by the various securities laws, please contact the Chief Financial Officer (“CFO”), or in his absence, the Chief Executive Officer (“CEO”).

The onus for complying with the Policy and the relevant insider trading and other rules is on each director, officer, employee and insider of the Company.  It is fundamental to the reputation and ongoing success of the Company that its directors, officers, employees and insiders respect and adhere to the rules and procedures outlined in this Policy.

Members of the families of the directors, officers, employees and insiders of the Company and others living with them are expected to comply with this Policy, as if they themselves were directors, officers, employees or insiders of the Company.  It is in your interest that the rules and procedures outlined in this Policy are complied with fully.  Failure to comply with these rules and procedures may result in disciplinary action up to and including immediate termination of employment.

1.

DISCLOSURE OF MATERIAL INFORMATION

A.

Policy

To comply with the requirements of provincial securities regulators and the TSX, and in the interests of developing and maintaining the confidence of the investing public, and in assisting the public in making informed investment decisions based on equal access to information, it is the policy of the Company to promptly disclose to the investing public, and to its other public constituencies, all material information concerning the operations and financial results of the Company other than such information as may be lawfully withheld from disclosure and only for such time as it may be lawfully withheld from disclosure.

B.

Procedure

(I)

Information is deemed “material” and will require prompt disclosure when such information, if made public, would reasonably be expected to result in a significant change in the market price or value of any of the Company's listed securities.  It is also defined as anything that a reasonable investor would consider important in assessing the Company as a potential investment. Material information consists of both material facts and material changes.  Examples of material information would include quarterly results, acquisition of new assets, senior management changes, equity or debt issues, commencement or update of co-development programs, etc. In addition, the declaration of any dividend, conditional or unconditional, will be disclosed immediately upon the conclusion of the Board meeting at which the decision to declare the dividend was made, and quarterly financial statements will be disclosed immediately after the Board meeting at which they were approved. The release of information pertaining to dividends and quarterly financial statements will be addressed by the CFO of the Company upon the Board’s approval of such statements and dividends without further instructions or authority.  The Company shall endeavor to include, where appropriate, in its press releases and other disclosure documents (i) appropriate cautionary information, especially in reference to forward-looking statements, (ii) specific time references, e.g., ''as of (specific time and date rather than indefinite time references such as 'currently') no merger discussions have taken place" to minimize the duty to update, and (iii) information sufficient to answer likely questions to minimize further inquiry.

(II)

Except as mentioned in the preceding paragraph, the CEO shall determine whether or not any information pertaining to the Company is material, and whether and when it will be disclosed.  In making this determination, the CEO should obtain the advice and counsel of the Board of Directors and of the Company’s securities counsel.  In the event of the absence or unavailability of the CEO, the responsibility for determining whether or not information is material, and whether and when it will be disclosed, will be assumed by the CFO with the advice and counsel of the Company’s securities counsel.

(III)

The CEO and CFO (the “Responsible Officers”) may appoint designated spokespersons (the “Designated Spokespersons”) authorized to disclose or discuss information concerning the Company to specific groups such as the media, analysts, institutional investors and other market professionals.  All other directors, officers and employees approached by these, or other parties for such information shall refer such inquiries to one or more of the Responsible Officers.

(IV)

In the event that a Responsible Officer determines that material information should be disclosed, the Responsible Officer shall cause a news release to be issued disclosing all material facts and, if the TSX is open for trading, shall advise the Market Surveillance branch of the TSX (“Market Surveillance”) of the details of the release and the proposed method of dissemination.

In the event that a Designated Spokesperson believes that material information should be disclosed, he or she should inform a Responsible Officer immediately.  Where an announcement is to be made after the TSX has closed for trading, Market Surveillance should be advised of this information before trading opens the next trading day.  Market Surveillance shall determine whether a halt in trading is necessary.  After consulting with Market Surveillance, the Responsible Officer shall send the news release to Canada Stockwatch, Market News, Canada News Wire or other news distribution service, with a copy to Market Surveillance. Immediately following the issuance of the news release, the Responsible Officer shall seek the advice and counsel of the Company’s securities counsel regarding possible filing requirements (i.e., material change reports) with the appropriate securities regulatory authorities.

(V)

In the event that material information which would otherwise be required to be promptly disclosed must, for any reason, be kept secret for any length of time, the Responsible Officer, on the advice and counsel of the Company’s securities counsel, shall so advise Market Surveillance and explain the reasons for such request.  The Company should also discuss with securities counsel whether or not a confidential material change report should be filed.  Release of the information shall thereafter be made as soon as possible, consistent with the instructions of Market Surveillance. If material information is being withheld, the Company is under a duty to take precautions to keep such information confidential (see Item #2 of this Policy – “Maintaining Confidentiality of Information”).  In the event that such information or rumours thereof is divulged (other than in the necessary course of business), the Company shall immediately disclose the information to the general public in a news release prepared in accordance with this Policy.

(VI)

In making material disclosure and preparing the text and content of news releases and other disclosure documents, the Responsible Officer shall observe that:

(a)

Half-truths are misleading; disclosure must include any information which, if omitted, would make the rest of the disclosure misleading;

(b)

Unfavourable information must be disclosed as promptly and completely as favourable information;

(c)

No disclosure of previously undisclosed information should be made to selected individuals or groups such as analysts, major shareholders or other market professionals including members of the financial press. If such selective disclosure is made through inadvertence, immediate general disclosure should immediately be made of the subject information through a news release prepared in accordance with this Policy;

(d)

Disclosure must be updated if earlier disclosure has become misleading as a result of intervening events;

(e)

The CFO will determine in advance what information is to be disclosed at meetings with analysts, and shall brief those officers in attendance accordingly.  No material information concerning the finances or prospects of the Company is to be disclosed to analysts (in response to questioning or otherwise) before it has been released to the stock exchanges and to Canada Stockwatch, Market News, Canada News Wire or other news distribution service.  If material information is to be announced at an analyst or shareholder meeting or a press conference, its announcement must be coordinated with a general public announcement by a news release; and

(f)

The CFO shall maintain a record of all public records concerning the Company, including news releases, analyst research reports, reports in the press and debriefings following meetings, conference calls or other interactions with analysts.  The materials in the record shall be available to the management of the Company and will assist the Responsible Officers in determining whether any particular information is material.

2.

MAINTAINING CONFIDENTIALITY OF INFORMATION

A.

Policy

No director, officer or employee in possession of non-public information concerning the technology, finances, affairs and prospects of the Company that, if generally known, could be reasonably expected to cause a significant change in the market price of the Company’s stock (“Confidential Information”) shall disclose such information to any person outside the Company, unless such person has been designated under this Policy, or by the CEO, to make such disclosure.  In addition, no director, officer or employee disclose any such information to any person within the Company whose job duties do not require the possession of such information.  Employees of the Company are permitted to disclose Confidential Information, if required to do so in the necessary course of business.  This exemption from the prohibition against disclosing material non-public information, however, is not available for communications made to the media, securities analysts, institutional investors or other market professionals.

B.

Procedure

(I)

If any ambiguity exists as to whether or not information should be confidential, it should be discussed with the Company’s CEO, CFO or securities counsel.

(II)

To limit the number of people who know about Confidential Information, the Company should limit access to only those parties who, as a function of their employment with the Company, are required to know the information.  Documents containing confidential information should be clearly marked “Confidential”, be stored in a secure place and code words should be used where practicable for material projects that have not been generally disclosed to the public.

(III)

Confidential matters should not be discussed in places where the discussion may be overheard.  Confidential documents should not be read or displayed in public places and should be discarded via secure shredder service whenever practicable. Employees must ensure they maintain the confidentiality of information in their possession outside of the office as well as inside the office. Transmission of documents by electronic means, such as by fax or directly from one computer to another, should be made only where it is reasonable to believe that the transmission can be made and received under secure conditions.

(IV)

Before a meeting with other parties at which Confidential Information may be imparted, the other parties should be told that they must not divulge that information to any other party, other than in the necessary course of business, and that they may not trade in the Company’s securities until the information is generally disclosed (see Item #3 of this Policy – “Trading by Insiders and Employees”).  In addition, other parties are required to sign a copy of the Company’s Non-Disclosure and Non-Competition Agreement.

(V)

Confidential Information may be disclosed if this disclosure takes place as part of the necessary course of business with, and is pertinent to, the ongoing business relationship between the Company and such parties as:

(a)

vendors and suppliers;

(b)

employees, directors and officers;

(c)

lenders, legal counsel and auditors;

(d)

parties to negotiations;

(e)

labour unions and industry associations;

(f)

governmental and non-governmental regulators, and

(g)

credit-rating agencies.

In the event that there is an ambiguity as to whether or not the disclosure of certain Confidential Information is considered to be in the necessary course of business, the party responsible for the disclosure should consult the CEO or CFO, who may seek the further advice and counsel of the Company’s securities counsel.

(VI)

All employees who are or who may be aware of Confidential Information (including clerical staff) must be explicitly warned to keep it confidential.  More specifically:

(a)

Employees are required to sign the Company’s Non-Disclosure and Non-Competition Agreement upon commencement of their employment with the Company; and

(b)

Employees must not disclose Confidential Information to anyone, except in the necessary course of business; Employees must not discuss Confidential Information in situations where they may be overheard; and

(c)

Employees must not participate in discussions with others about investments in the Company.

(VII)

Directors, officers and employees of the Company should not comment on draft reports submitted to them by analysts other than identifying inaccuracies, omissions or publicly disclosed factual information that may affect an analyst’s model.  Those parties appointed to speak to the media, analysts, institutional investors and other market professionals should be briefed in advance to review what information is material and what information has not been publicly disclosed.  Voice recordings of quarterly analyst conference calls shall be kept available for public access on a call-in basis for seven days after the call in question.

1.

TRADING BY INSIDERS AND EMPLOYEES

A.

Policy

Trading in the securities of the Company (including dealings with options, futures, rights and all other securities) or the provision to other parties of information to facilitate a possible trade (“tipping”) by any director, officer or employee with knowledge of undisclosed material information about the Company is strictly prohibited.  In addition, in circumstances where a director, officer or employee becomes aware of undisclosed material information concerning another public company as a result of their employment with the Company, trading in the securities of such other company is similarly prohibited.

B.

Procedure

(I)

It is an offence for any person in a “special relationship” with the Company to trade securities of the Company while in possession of material non-public information that, if made public, could reasonably be expected to cause a significant change in the price of the Company’s stock.  Persons in a “special relationship” with the Company include all directors, officers and employees of the Company, plus all parties (“tippees”) who learn of material information from any director, officer or employee of the Company (“tippers”), where the tippee knows or reasonably ought to have known that the tipper was in a special relationship with the Company.  Directors, officers and employees are also deemed to be in a special relationship with another company (and are correspondingly prohibited from trading in the securities of said other company), if they become aware of undisclosed material information concerning the other company as a result of their employment with the Company.

(II)

Insiders are considered to have a “special relationship” with the Company on an ongoing basis.  For the purpose of this Policy, the definition of "Insider" includes all directors, senior officers and greater than 10% shareholders of the Company.  In order to prevent insider trading violations or any appearance of impropriety, any Insider that proposes to make a trade that may be prohibited under this Policy should obtain from the CEO or the CFO a determination as to whether or not the undisclosed information that he or she possesses is material or whether a trade may be made.

If any ambiguity exists as to whether or not a director, officer or employee should be permitted to make a trade, the matter should be discussed with the Company’s securities counsel.  Insiders of the Company will be required to complete and file an insider trading report within 10 days of the date that such Insider purchased or sold securities of the Company.  These reports may be obtained from the CFO or the Corporate Secretary. Insiders are personally responsible for filing accurate and timely insider trading reports.  Insiders are required to provide a copy of all insider reports to the Corporate Secretary, or other designated person, concurrent with their filing to regulatory authorities.  There now exists a web-based on-line filing system for Insider reports (www.sedi.ca).  Failure of an Insider to file an insider trading report on a timely basis may result in a fine of up to $1 million, imprisonment for a term of up to three years, or both.  Any questions regarding filing insider trading reports should be taken up with the Corporate Secretary as early as possible.

(III)

Certain circumstances will give rise to periods of time (“Black-out Periods”) during which no trading of securities is to take place at all by directors, officers and employees who are routinely (or in the special circumstances at hand) in possession of undisclosed material information (“Restricted Persons”).  The imposition of Black-out Periods is to be determined and announced by the CFO and shall include periods from two weeks following the end of the first, second and third fiscal quarter, and four weeks following the end of the fourth quarter, and shall remain in effect until the second business day following release of the related financial information.  A Black-out Period shall also be declared by the CFO pending the announcement of any material undisclosed development affecting the Company or following the crystallization of a material transaction involving the Company. Black-out Periods shall remain in effect until the second business day following release of the material information concerned. In declaring a Black-out Period, the CFO may stipulate whether any particular class of Restricted Person is to be fully or partially excused from the application of the Black-out Period, and the CFO may determine whether any particular reason is to be given for the imposition of a Black-out Period.

(IV)

Persons involved in the negotiation of material transactions will be held to a higher standard than other Restricted Persons as a result of their more intimate knowledge of a particular transaction. Accordingly, such persons should cease trading in the Company’s securities when any material transaction comes under serious negotiation, rather than upon the imposition of a Black-out Period. If any ambiguity exists as to whether or when a transaction has come under “serious negotiation”, the matter should be discussed with the Company’s securities counsel.

(V)

Breaches of this Policy may constitute violation of securities laws and can cause acute embarrassment to the Company. If the Company discovers that a director, officer or employee has violated applicable securities laws, it will refer the matter to the appropriate regulatory authorities. Disciplinary action may be brought against a party who violates this Policy, which could result in termination of employment with the Company.

4.

FORWARD-LOOKING INFORMATION

It is the Company’s policy to provide forward-looking information to enable the investment community to better evaluate the Company and its prospects. The Company will make statements and respond to inquiries with respect to, for example: revenue projections, income or loss projections, pricing and profit margin trends, significant new developments, projected demand or market potential for products. In certain circumstances, however, the Company will refrain from making specific quantifiable projections or disclosing information with respect to, for example: pricing, margins, customer identities or other information for competitive reasons. Moreover, all statements will be accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the statement.

The Company will observe the following guidelines with respect to forward-looking statements:

•

The information will be clearly identified as forward looking;

•

The Company will identify the material assumptions used in the preparation of the forward-looking information;

•

The information will be accompanied by a statement that identifies, in specific terms, the risks and uncertainties that may cause the actual results to differ materially from those projected in the statement; and

•

The information will be accompanied by a statement that the information is stated as of the current date and subject to change after that date, and the Company disclaims any intention to update or revise this statement of forward-looking information, whether as a result of new information, future events or otherwise.

Example:

Certain information included in this news release is forward-looking and is subject to important risks and uncertainties.  The results or events predicted in these statements may differ materially from actual results or events.  Factors which could cause results or events to differ from current expectations include, among other things: the impact of price and product competition; the ability of the Company to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; general industry and market conditions and growth rates; the impact of consolidations in the telecommunications industry and stock market volatility.  For additional information with respect to certain of these and other factors, see the reports filed by the Company with the B.C. Securities Commission.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

5.

ELECTRONIC DISCLOSURE

A.

Policy

All information disclosed by the Company electronically shall comply with the National Policy 51-201’s electronic communications guidelines (sec. 6.12) to ensure that such information is timely, accurate and up-to-date.

B.

Procedure

(I)

The Company should ensure that its investor relations information is available through its website.  However, the Company must not disclose material information on its website, or distribute it by e-mail, or any other electronic manner, before it is disseminated in a news release in accordance with this Policy.  Information is not considered to be generally disclosed to the public, if it only appears on the Company’s website.  The Company shall furthermore review and update its electronic security systems on a regular basis and shall monitor the integrity of its website to ensure that the site is accessible and has not been altered and shall regularly review, correct and update information on its website over time.  It is not sufficient, for purposes of this Policy, if the information has been corrected or updated elsewhere.

(II)

The CFO is responsible for overseeing the Company’s policies on electronic communications and should ensure that all information on the Company’s website or published elsewhere electronically complies with applicable securities laws and the internal policies of the Company.  The Company should not post any information on its website that is authored by a third party unless the information was prepared on behalf of the Company or is of a general nature and is not specific to the Company.

(III)

Employees of the Company must not engage in internet chat rooms and news groups in discussions relating to the Company, its securities or any actions taken or proposed to be taken by the Company.  All employee e-mail addresses are considered, for purposes of this Policy, to be corporate addresses of the Company and all correspondence received and sent via e-mail is considered, for purposes of this Policy, to be corporate correspondence of the Company.

(IV)

The Company should not directly respond to rumours posted in news groups or chat rooms, but instead should issue a news release in accordance with the terms of this Policy.  If any director, officer or employee of the Company becomes aware of a rumour in a chat room or news group or other source that may have a material impact on the price of the Company’s stock, he or she should immediately contact the CEO or the CFO, who will, with the assistance of the Company’s securities counsel, decide the appropriate course of action.

6.

PROCEDURE FOR REPORTING OF FRAUD OR CONTROL WEAKNESSES

Each employee is expected to report situations in which he or her suspects fraud or is aware of any internal control weaknesses. An employee should treat suspected fraud seriously, and ensure that the situation is brought to the attention of the Board of Directors. In addition, weaknesses in the internal control procedures of the Company that may result in errors or omissions in financial information, or that create a risk of potential fraud or loss of the Company’s assets, should be brought to the attention of both management and the Board of Directors.

To facilitate the reporting of suspected fraud, it is the policy of the Board of Directors that the employee (the “whistleblower”) has anonymous and direct access to the Chair of the Audit Committee.  The current Chair, Mr. Robert Gayton, can be reached at (604) 641-2767.  Should a new Chair be appointed prior to the updating of this document, current Chair will ensure that the whistleblower is able to reach the new Chair in a timely manner.  In the event that the Chair of the Audit Committee cannot be reached, the whistleblower should contact the Chair of the Board of Directors.  Access to the names and place of employment of the Company’s Directors can be found in the Company’s website.  In addition, it is the policy of the Board that employees concerned about reporting internal control weaknesses directly to management are able to report such weaknesses to the Board anonymously.  In this case, the employee should follow the same procedure detailed above for reporting suspected fraud.